    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1999



                                                       REGISTRATION NO 333-84519

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        PLUM CREEK TIMBER COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                            2411                           91-1912863
  (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

    999 THIRD AVENUE, SUITE 2300                                            PAUL A. SWEGLE, ESQ.
  SEATTLE, WASHINGTON, 98104-4096                                              DIRECTOR, LAW
           (206) 467-3600                                               999 THIRD AVENUE, SUITE 2300
 (ADDRESS, INCLUDING ZIP CODE, AND                                     SEATTLE, WASHINGTON 98104-4096
  TELEPHONE NUMBER, INCLUDING AREA                                             (206) 467-3600
  CODE, OF REGISTRANT'S PRINCIPAL                                   (NAME, ADDRESS, INCLUDING ZIP CODE,
         EXECUTIVE OFFICES)                                         AND TELEPHONE NUMBER INCLUDING AREA
                                                                        CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                               COPIES TO:
           GREGG A. NOEL                                                      PAUL C. PRINGLE
   SKADDEN, ARPS, SLATE, MEAGHER                                              BROWN & WOOD LLP
             & FLOM LLP                                                    555 CALIFORNIA STREET
 300 SOUTH GRAND AVENUE, SUITE 3400                                   SAN FRANCISCO, CALIFORNIA 94104
   LOS ANGELES, CALIFORNIA 90071                                               (415) 772-1200
           (213) 687-5000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)


Issued October 19, 1999




                                5,000,000 Shares


                                 PlumCreek Logo
                        Plum Creek Timber Company, Inc.

                                  COMMON STOCK
                           -------------------------


PLUM CREEK TIMBER COMPANY, INC. IS OFFERING 5,000,000 SHARES OF ITS COMMON
STOCK.


                           -------------------------


OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE AND THE PACIFIC EXCHANGE UNDER THE SYMBOL "PCL". ON OCTOBER 15, 1999, THE LAST SALE PRICE OF OUR COMMON STOCK REPORTED ON THE NEW YORK STOCK EXCHANGE COMPOSITE TAPE WAS $28 PER SHARE.


                           -------------------------


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

                           -------------------------


                           PRICE $            A SHARE


                           -------------------------


                                                                     UNDERWRITING        PROCEEDS TO
                                                   PRICE TO         DISCOUNTS AND         PLUM CREEK
                                                    PUBLIC           COMMISSIONS            TIMBER
                                                   --------         -------------        -----------
Per Share....................................            $                   $                   $
Total........................................            $                   $                   $



We have granted the underwriters the right to purchase up to an additional 750,000 shares to cover any over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The underwriters expect to deliver the shares to purchasers on
                    , 1999.


                           -------------------------

                           Joint Bookrunning Managers

MORGAN STANLEY DEAN WITTER                                   MERRILL LYNCH & CO.
                           -------------------------

                              GOLDMAN, SACHS & CO.
                    , 1999.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................   12
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   17
Price Range of Common Stock and Distribution Policy.........   18
Capitalization..............................................   19
Unaudited Pro Forma Condensed Consolidated Financial
  Statements................................................   20
Selected Financial Data.....................................   34
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
The REIT Conversion.........................................   51
Business....................................................   53
Federal and State Regulations...............................   66
Management..................................................   71
Principal Stockholders......................................   73
Material Federal Income Tax Consequences....................   75
Description of Capital Stock................................   87
Underwriters................................................   92
Legal Matters...............................................   93
Experts.....................................................   94
Where You Can Find More Information.........................   94
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, included in this prospectus and in the documents incorporated by reference in this prospectus. When we refer to "we," "us" or "our" in this prospectus, we mean Plum Creek Timber Company, Inc. and, where appropriate, its consolidated and unconsolidated subsidiaries and its predecessor, Plum Creek Timber Company, L.P. When we refer to the "corporation" in this prospectus, we mean Plum Creek Timber Company, Inc. and its consolidated subsidiaries. Our manufacturing operations are conducted through unconsolidated subsidiaries. Unless this prospectus states otherwise, all information assumes that the underwriters do not exercise the over-allotment option.


                        PLUM CREEK TIMBER COMPANY, INC.



     We are the fifth largest owner of private timberlands in the United States with a forest resource base of approximately 3.3 million acres. Our diverse timber holdings are located in four distinct regions and are strategically situated near end-markets for our products. As of December 31, 1998, we estimate that our timber portfolio contained approximately 35.6 million cunits, as summarized below. A cunit is a standard unit of measurement of volume equal to one hundred cubic feet of timber.



                                              ACRES         CUNITS
             REGION (STATES)                 (OWNED)     (IN MILLIONS)      PRIMARY SPECIES
             ---------------                ---------    -------------    --------------------
Cascade Region............................    307,000         5.0             Douglas-fir
  Washington                                                                    Hemlock
Rocky Mountain Region.....................  1,586,000        12.3             Douglas-fir
  Montana                                                                        Larch
  Idaho                                                                           Pine
Northeast Region..........................    905,000        13.8                Spruce
  Maine                                                                           Firs
                                                                                 Birch
                                                                                 Maple
Southern Region...........................    525,000         4.5         Southern Yellow Pine
  Louisiana
  Arkansas



     Our disciplined growth strategy has allowed us to expand and diversify our timber holdings, as well as increase our cash flow. Over the last decade, we have increased our timber holdings from approximately 1.4 million acres to approximately 3.3 million acres at the end of 1998. For the same period, our inventory of standing timber increased from approximately 19.4 million cunits to approximately 35.6 million cunits. In addition, our EBITDA, defined as operating income before depreciation, depletion and amortization, grew from $97 million in 1990 to approximately $210 million in 1998. EBITDA does not take into account capital expenditures, does not represent cash provided by operating activities in accordance with generally accepted accounting principles and does not indicate the cash available to fund cash needs, including distributions to stockholders.


OUR INDUSTRY

     The timber industry provides raw material and conducts resource management activities for the paper and forest products industry, including the planting, fertilizing, thinning, and cutting of trees and the marketing of logs. Logs are marketed and sold either as sawlogs to lumber and other wood products manufacturers or as pulplogs to pulp and paper manufacturers. The timber industry possesses several unique characteristics that distinguish it from the broader paper and forest products industry which we believe make timber an attractive asset class, including the following:


     - Renewable Resource -- Timber is a growing and renewable resource that, if properly managed, increases in value as it grows and regenerates over time. Larger diameter trees are more valuable than smaller trees because they may be converted to higher value end-use products such as lumber and plywood.


     - Predictable and Improving Growth Rates -- Predictable biological growth is an attractive feature of timberland assets because it contributes to predictable, long-term harvest planning. The development and application of intensive forest management practices continue to improve biological growth rates.

     - Harvest Flexibility -- Timberland owners have flexibility to increase their harvests when prices are high and decrease their harvests when prices are low, allowing timberland owners to maximize the long-term value of their growing resource base.

     - Historical Real Price Appreciation -- Due to growing demand combined with limitations on supply caused by environmental restrictions, urban sprawl and overcutting, prices for Douglas-fir, Ponderosa Pine and Southern Yellow Pine timber have exceeded inflation by 2% to 4% per year, from 1967 to 1997.

OUR GROWTH STRATEGY


     Our growth strategy is guided by specific operating objectives, including maximizing the value of our current timberlands through intensive forest management, expanding our resource base through acquisitions and maintaining our leadership role in environmentally responsible resource management. To support our growth strategy, we have made selective investments in manufacturing facilities which help to create competitive local markets for our timber. These facilities produce a variety of value-added lumber and panel products. To further support our growth strategy, we recently converted from a master limited partnership to a real estate investment trust or REIT. Our growth strategy includes the following key elements:



     FOCUS ON MAXIMIZING THE VALUE OF OUR RESOURCE BASE THROUGH INTENSIVE MANAGEMENT OF OUR TIMBERLANDS. We view our timber resource base as a renewable asset with substantial inherent value. We seek to manage our timberlands in a manner that optimizes the balance among current cash flows, the biological growth of our timber, which, depending on species and region, averages between 2% and 12% annually, and prudent environmental management. Our harvest management approach employs advanced forest management practices, including the use of a computerized timber inventory system, thinning and fertilization, and the development and use of genetically improved seedlings.


     PURSUE ACQUISITIONS OF HIGH QUALITY TIMBER ASSETS. The United States timber market is highly fragmented. We believe that, due to the desire among some forest product companies to sell their timberland assets and the difficulties faced by some small timberland owners in efficiently managing their timberlands, there will continue to be numerous timberland acquisition opportunities. We believe we are well positioned to compete for high quality timberland assets because:

     - We are an attractive strategic partner for integrated forest product companies seeking to sell their timberlands because we do not compete with their pulp or paper manufacturing operations and we are willing to enter into long-term supply agreements;

     - We can structure acquisitions on a tax-efficient basis through the issuance of common stock, limited partnership interests in our operating partnership, or installment notes, giving sellers the ability to defer some or all of the taxes otherwise payable upon a sale;

     - The geographic reach of our operations enhances our awareness of new acquisition opportunities and our knowledge of environmental concerns, market dynamics, timber productivity and other factors important in valuing timberlands and operations in each region; and

     - Our reputation for environmental leadership makes us attractive to sellers concerned with continued responsible environmental resource management.

     Since the beginning of 1990, we have established a successful acquisition record having acquired 867,000 acres in the Rocky Mountain Region, 905,000 acres in the Northeast Region and 529,000 acres, plus approximately 9,000 leased acres, in the Southern Region. Each of these acquisitions has been accretive to our cash flow, and together they have enhanced our operating flexibility and reduced our exposure to regional economic fluctuations.

     REALIZE THE VALUE OF SELECTED PROPERTIES THROUGH SALE OR EXCHANGE. In addition to intensively managing our timberlands, we continually review our timberland portfolio to identify properties that may have higher and better uses than as commercial timberland. At this time, we have identified approximately 150,000 acres of properties located in recreational areas or near expanding population centers that may be better suited for conservation, residential or recreational purposes. We have transferred approximately 20,000 acres of what we call "higher and better use properties" to an unconsolidated subsidiary. Our unconsolidated subsidiary expects to sell or exchange these properties within the next five years. Our strategy for the remaining 130,000 acres is to realize the value of these properties, through sales or exchanges, over the next ten to fifteen years. Our on-going review process evaluates properties based on a number of factors such as proximity to population centers and major transportation routes, and the presence of special ecological features.


     In addition, we may occasionally exchange timberlands which have high environmental or other public values for lands of equal value that are more suitable for commercial timber management. We may also, from time to time, sell less strategic timberlands to other forest products companies.


     MAINTAIN ENVIRONMENTAL LEADERSHIP. We believe that environmentally sound management practices contribute to our growth and value by providing greater predictability in the management of our assets. Our forestry and mill practices follow a set of environmental principles aimed at the sound management of all natural resources, including soils, air, watersheds, fisheries and wildlife habitats. These principles are reflected in our habitat planning efforts. In 1996, we implemented a comprehensive habitat conservation plan covering approximately 170,000 acres of our timberlands in the Cascade Region. We are currently developing a habitat conservation plan for the bull trout and other native fish species covering approximately 1.7 million acres in Montana, Idaho and Washington, as well as a plan for the red-cockaded woodpecker covering approximately 260,000 acres in Arkansas and Louisiana.

THE REIT CONVERSION

     On July 1, 1999, in order to better align our legal structure with our long-term growth objectives, we converted from a master limited partnership to a REIT. The ownership and management of our timberlands is now conducted through an operating partnership, which is wholly owned by us. We believe that our new structure has the following advantages:

     - We have a greater capacity to compete for acquisitions due to our ability to structure acquisitions on a tax efficient basis, including through the issuance of our common stock and limited partnership interests in our operating partnership;

     - We expect to have a lower cost of capital than we did as a master limited partnership;

     - We can attract a broader base of investors as a REIT than we could as a master limited partnership;

     - We maintain substantially all of the advantages of single-layer taxation enjoyed under our prior master limited partnership structure with respect to the treatment of taxable income; and

     - Unlike the treatment of distributions for most REITs, we anticipate that a significant portion of the distributions to our stockholders will continue to be taxable to the stockholders at long-term capital gains rates for Federal income tax purposes. The maximum Federal long-term capital gains rate for individuals is 20%.


     In order to comply with the asset and income requirements for qualification as a REIT under the Internal Revenue Code, we have transferred our manufacturing and marketing operations, including our sawmills, plywood mills and a medium density fiberboard facility and our operations relating to the sale of higher and better use properties, to several unconsolidated subsidiaries. Two of our unconsolidated subsidiaries purchase standing timber from our operating partnership and its subsidiaries. Our unconsolidated subsidiaries sell some of this purchased timber to mills owned by third-parties and convert the remaining logs to lumber, plywood, and other wood products, including medium density fiberboard. We believe the proximity of the manufacturing facilities to our timberlands increases the value of our timberlands.


     Provisions of the Internal Revenue Code limit the voting stock that a REIT may own in other corporations. As a result, members of our senior management have purchased all of the voting stock of our unconsolidated subsidiaries. The REIT is entitled to approximately 99% of the dividends from these corporations. Our unconsolidated subsidiaries are not consolidated for accounting purposes and are subject to income tax at the corporate level of approximately 40%. The discussions in this prospectus related to our manufacturing and marketing activities, as well as our efforts to sell or exchange "higher and better use properties," refer to the operations of our unconsolidated subsidiaries.


     Had this structure been in place in fiscal 1998, the pro forma effect on our operating results would have been a reduction in revenues of approximately $466.5 million with an increase in net income of approximately $14.1 million. The reduction in revenues is due to the transfer of our manufacturing operations to unconsolidated subsidiaries. The increase in net income is primarily due to the recording of a tax benefit related to the combined book loss of the unconsolidated subsidiaries and the elimination of nonrecurring REIT conversion costs. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

     The chart below summarizes our current structure:

                             [ORGANIZATIONAL CHART]

RECENT DEVELOPMENTS


     THIRD QUARTER EARNINGS



     Earnings for our third quarter were $45.6 million, or $0.72 per share, compared with $16.0 million, or $0.16 per unit, last year. Earnings for the nine months ended September 30, 1999 were $86.0 million, or $1.32 per share, compared with $53.5 million, or $0.61 per unit last year. Due to our July 1, 1999 conversion from a master limited partnership to a REIT, our third quarter earnings include a one-time, non-cash tax benefit of $14.0 million, or $0.22 per share, from the required transfer of manufacturing operations to our unconsolidated subsidiaries. The reported earnings per share/unit are not comparable to prior years since REIT earnings represent income allocable per share, while historical partnership earnings per unit represented earnings allocable to limited partners after the deduction of our former general partner's interest and incentive allocation.



     As a result of our conversion to a REIT, our financial results are now reported in accordance with accounting principles for REITs. Therefore, reported revenues are not comparable with prior periods because REIT revenues exclude revenues from our unconsolidated subsidiaries. Reflecting that change our revenues for the third quarter of 1999 were $52.0 million, compared with $174.5 million last year. Reported revenues for the first nine months of 1999 were $414.6 million, compared with $510.6 million last year. On a comparable basis, including the unconsolidated subsidiaries, revenues for the quarter would have been $200.8 million and revenues for the nine months ended September 30, 1999 would have been $563.3 million, as compared with our revenues for the third quarter of 1998 which were $174.5 million and for the nine months ended September 30, 1998 which were $510.6 million.



     EBITDA, defined as operating income before depreciation, depletion and amortization, was $73.9 million for the third quarter and $191.9 million for the nine months ended September 30, 1999. The figure is inclusive of the unconsolidated subsidiaries, and compares to $50.5 and $151.3 million for the comparable year-earlier periods.

     Our board of directors also declared a third quarter dividend to stockholders of $0.57 per share, payable on November 24, 1999, to stockholders of record as of November 12, 1999.



     Summarized below is unaudited financial data for the quarters and nine months ended September 30, 1999 and 1998.



                                                  THREE MONTHS ENDED           NINE MONTHS ENDED
                                                     SEPTEMBER 30,               SEPTEMBER 30,
                                               -------------------------   -------------------------
                                                  1998          1999          1998          1999
                                               -----------   -----------   -----------   -----------
                                                  (MLP)        (REIT)         (MLP)      (REIT/MLP)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
Revenues.....................................  $  174,476    $   51,999    $  510,600    $  414,569
Operating Income.............................      32,101        33,270       101,027       116,386
Interest Expense -- Net......................      14,426        13,165        43,535        49,604
Income Before Income Taxes and Equity in
  Earnings of Unconsolidated Subsidiaries and
  Preferred Stock Dividends..................      16,416        19,714        53,974        61,096
Provision (Benefit) for Income Taxes.........         374       (14,030)          521       (13,045)
Equity in Earnings of Unconsolidated
  Subsidiaries and Preferred Stock
  Dividends..................................          --        11,904            --        11,904
General Partner Interest.....................       8,498            --        25,097        17,162
Net Income Allocable to
  Unitholders/Stockholders...................       7,544        45,648        28,356        68,883
Net Income per Unit/Share....................        0.16          0.72          0.61          1.32
Dividends Declared Per Unit/Share............        0.57          0.57          1.71          1.71
Weighted Average Number of Units/Shares
  outstanding -- Basic and Diluted...........  46,323,300    63,456,575    46,323,300    52,034,293



     During the quarter, the continued strong United States economy and housing market pushed overall lumber and plywood prices significantly higher, and improved log prices for our Northwest timber operations.



     As a result, prices for our Northwest lumber products were 13% above the third quarter of 1998, with Southern Region lumber prices up 8% over the year ago period. Strong demand in industrial markets pushed plywood prices 20% above the third quarter of 1998, and better overall demand drove medium density fiberboard prices up 4% from a year ago.



     Domestic log prices in the Cascade Region averaged 19% above the prior year third quarter due to strong lumber markets, while export log markets were generally stable. Rocky Mountain Region log prices were up 3% over the third quarter of 1998 from strong product markets. Log prices in the Southern Region were weaker than in the third quarter of 1998 by 9% and pulpwood prices in the Southern Region were weaker than in the third quarter of 1998 by 5%, due to a general oversupply of logs related to dry weather and favorable harvesting conditions throughout the region. Northeast Region log and pulpwood prices were unchanged from the second quarter of 1999.



  SALE OF TIMBERLANDS



     On October 5, 1999, we signed a letter of intent to sell 91,000 acres of our timberlands near St. Maries, Idaho to Crown Pacific Limited Partnership for approximately $73 million. The transaction is expected to close on or about January 15, 2000 and is subject to the signing of a definitive purchase and sale agreement, the approval of our board of directors, the approval of Crown Pacific Limited Partnership's board of directors, and customary federal regulatory review.


                           -------------------------



     Our principal executive offices are located at 999 Third Avenue, Suite 2300, Seattle, Washington 98104-4096, and our telephone number is (206) 467-3600.

                                  THE OFFERING

     The following summarizes our offering of common stock. We are presenting the information as if the underwriters do not exercise the over-allotment option.


Common stock offered.............    5,000,000  shares.



Common stock outstanding after
the offering.....................    68,456,575 shares. Includes outstanding
                                     special voting stock which may be converted into 634,566 shares of common stock.



Use of proceeds..................    Repayment of a portion of our outstanding
                                     debt and for general business purposes,
                                     including the possible acquisition of
                                     forest products companies, timberlands or other forestry-related assets.


New York Stock Exchange and
Pacific Exchange Symbol..........    "PCL"


Risk Factors.....................    For a discussion of risks that you should
                                     consider, see "Risk Factors" beginning on page 12. These risks include financial, operational, regulatory and other risks associated with our business.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA



     The following table sets forth, for the periods and at the dates indicated, summary combined historical financial data for Plum Creek Timber Company, L.P., summary unaudited pro forma condensed consolidated financial data for Plum Creek Timber Company, Inc. after giving effect to the conversion of the partnership, a publicly traded master limited partnership, into a publicly traded real estate investment trust, and summary unaudited pro forma condensed consolidated financial data as adjusted for the corporation after giving effect to both the conversion and the equity offering along with the related use of proceeds for the repayment of debt. The summary combined historical financial data for each of the three years in the period ending December 31, 1998 are derived from and should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The related combined historical financial data for the six months ended June 30, 1998 and 1999 is derived from the historical unaudited combined financial statements of the partnership included elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Interim results may not be indicative of results that may be expected for any other interim period or for the year as a whole. The summary unaudited pro forma condensed consolidated financial information is derived from and should be read in conjunction with the pro forma financial information contained elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements." The pro forma results of operations are not necessarily indicative of results of operations that will occur in the future.



                                                YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------------------    -------------------------------
                                                                         PRO FORMA                          PRO FORMA
                                      1996(1)      1997       1998(2)     1998(2)       1998       1999       1999
                                     ---------   ---------   ---------   ---------    --------   --------   ---------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:

  Revenues.........................  $ 633,741   $ 725,571   $ 699,370   $ 232,825(3) $336,124   $362,570   $110,903(3)

  Cost of Goods Sold(4)............    429,897     503,259     505,366      73,904     239,768    257,907     38,468

  Depreciation, Depletion, and
    Amortization...................     56,945      70,243      69,287      44,301      31,876     34,988     20,480

  Operating Income.................    164,988     173,281     141,087     139,121      68,926     83,116     64,643

  Interest Expense -- Net..........     48,850      59,251      59,580      40,971      29,109     36,439     26,612

  Income Before Income Taxes and
    Equity in Earnings of
    Unconsolidated Subsidiaries and
    Preferred Stock Dividends......    224,990     111,776      75,953      98,192      37,558     41,382     38,008

  Provision for Income Taxes.......      1,391          80         517          --         147        985         --

  Equity in Earnings (Loss) of
    Unconsolidated Subsidiaries and
    Preferred Stock Dividends(5)...         --          --          --      (8,692)         --         --      5,196

  General Partner Interest.........     27,777      31,918      33,713          --      16,599     17,162         --

  Net Income Allocable to
    Unitholders/Stockholders.......    195,822      79,778      41,723      89,500      20,812     23,235     43,204

  Net Income Per Unit/Per Share....       4.71        1.72        0.90        1.41        0.45       0.50       0.68

  Cash Distributions Declared per
    Unit...........................       2.02        2.20        2.28          --        1.14       1.14         --

  Weighted Average Units/Shares
    Outstanding....................     41,620      46,323      46,323      63,457      46,323     46,323     63,457

                                                YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------------------    -------------------------------
                                                                         PRO FORMA                          PRO FORMA
                                      1996(1)      1997       1998(2)     1998(2)       1998       1999       1999
                                     ---------   ---------   ---------   ---------    --------   --------   ---------
                                                                  (DOLLARS IN THOUSANDS)
CASH FLOW DATA:
  EBITDA(6)........................  $ 221,933   $ 243,524   $ 210,374   $ 209,510    $100,802   $118,104   $117,294
  Capital Expenditures(7)..........     19,280      28,348      64,340      64,340      35,955     12,193     12,193
  Net Cash Provided by Operating
    Activities.....................    171,948     189,976     164,004     153,961      83,249     64,897     56,170
  Net Cash Used in Investing
    Activities.....................   (419,241)    (28,080)    (65,834)    (66,240)    (35,645)   (11,381)   (12,810)
  Net Cash Provided by (Used in)
    Financing Activities...........    283,581    (150,407)   (119,758)   (105,410)    (48,845)   (71,121)   (56,745)



                                              AT DECEMBER 31,                            AT JUNE 30,
                                   -------------------------------------   ----------------------------------------
                                                                                        PRO FORMA      PRO FORMA
                                      1996          1997         1998         1999         1999      AS ADJUSTED(8)
                                   ----------    ----------   ----------   ----------   ----------   --------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working Capital................  $  152,988    $  158,262   $  129,587   $  115,353   $   71,379     $  113,719
  Total Assets...................   1,336,434     1,300,897    1,438,243    1,399,925    1,212,587(9)    1,254,927
  Total Debt.....................     780,800       763,400      961,008      960,803      790,683(9)      700,683
  Partners' Capital/Stockholders'
    Equity.......................     491,648(10)    470,337     405,415      374,956      388,912        521,252



                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                              1996    1997    1998       1998
                                                              ----    ----    ----    ----------
OPERATING DATA:
  Northwest Timberlands Fee Timber Harvested (MMBF)(11).....  577     512     495            495
  Northeast Timberlands Fee Timber Harvested (M Tons).......                  131            131
  Southern Timberlands Fee Timber Harvested (M Cunits)......  127     799     764            764
  Lumber Production (MMBF)..................................  461     582     635            635
  Plywood Production (MMSF) ( 3/8" basis)(12)...............  297     312     323            323
  MDF Production (MMSF) ( 3/4" basis).......................  113     127     132            132

                                                                                         SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                                --------------------------------    --------------------
                                                1996(1)       1997      1998(2)       1998        1999
                                                --------    --------    --------    --------    --------
                                                                 (DOLLARS IN THOUSANDS)
SEGMENT DATA:(13)
  Northern Resources
    Revenues..................................  $196,427    $158,535    $131,625    $ 56,970    $ 76,922
    EBITDA(6).................................   151,784     128,996     103,431      41,791      54,740
    Operating Income..........................   119,767      98,792      73,715      29,114      40,213
  Southern Resources
    Revenues..................................     7,115      54,780      68,800      30,729      25,880
    EBITDA(6).................................    11,046      72,047      69,098      35,102      21,740
    Operating Income..........................     8,149      54,313      53,568      27,775      15,017
  Lumber
    Revenues..................................   239,252     294,839     281,614     137,132     168,046
    EBITDA(6).................................    30,172      46,181      15,704      10,660      18,618
    Operating Income..........................    18,596      34,667       2,599       4,351      10,280
  Panel
    Revenues..................................   138,947     149,618     154,640      78,171      84,643
    EBITDA(6).................................    14,329      18,466      24,958      10,682      18,460
    Operating Income..........................     5,305       8,462      14,360       5,202      13,018
  Land Sales
    Revenues..................................    42,324      17,884      32,813       8,410       7,079
    EBITDA(6).................................    35,434      13,963      26,598       7,107       6,159
    Operating Income..........................    35,434      13,963      26,598       7,107       6,159
  Other
    Revenues..................................     9,676      49,915      29,878      24,712          --
    EBITDA(6).................................    (1,526)       (474)     (1,973)        238          --
    Operating Income..........................    (1,682)     (1,152)     (2,247)        195          --


-------------------------

 (1) Included in 1996 results of operations was a gain of $105,700 related to the sale of 107,000 acres of timberland in northeast Washington and northern Idaho and the impact of that sale from October 12, 1996. Results also include the impact of the acquisition from Riverwood International Corporation of 538,000 acres of timberland and related assets in Louisiana and Arkansas from October 19, 1996.



 (2) Results include the impact of the acquisition of 905,000 acres of timberland in Maine from November 12, 1998.



 (3) Reflects the reduction of revenues related to the manufacturing operations, harvesting activities and some higher and better use lands that were transferred to the unconsolidated subsidiaries.



 (4) Amounts include depreciation, depletion and amortization.



 (5) The unaudited pro forma summary financial information of the unconsolidated subsidiaries, on a combined basis, as of periods indicated are summarized as follows



                                         YEAR ENDED       SIX MONTHS ENDED   SIX MONTHS ENDED
                                      DECEMBER 31, 1998    JUNE 30, 1998      JUNE 30, 1999
                                      -----------------   ----------------   ----------------
Revenues............................      $662,357            $324,382           $353,017
Depreciation and Amortization.......        25,416              12,438             14,723
Operating Income....................           672                 465             17,448
Interest Expense -- Net.............        18,913               9,676              9,952

     In accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," our revenue related to the sale of timber to our unconsolidated subsidiaries will be deferred until the logs or finished goods are sold outside the group of unconsolidated subsidiaries. Therefore, all of our sales to the unconsolidated subsidiaries will also be included in the revenue of the unconsolidated subsidiaries in the period in which the timber, in the form of either whole logs, lumber, plywood or other wood products, is sold outside the group of unconsolidated subsidiaries. Revenue related to sales between the unconsolidated subsidiaries is eliminated in preparing the summary combined financial information of the unconsolidated subsidiaries. Our reported revenues that were also included in the revenues of the unconsolidated subsidiaries amounted to $195,812 for the year ended December 31, 1998 and $101,350 for the six months ended June 30, 1999.



 (6) EBITDA is defined as operating income before depreciation, depletion, and amortization. Pro forma amounts include EBITDA from unconsolidated subsidiaries. EBITDA for our segments excludes some unallocated items such as corporate overhead expenses. EBITDA is provided because management believes EBITDA provides useful information for evaluating our ability to make cash distributions. EBITDA should not be construed as an alternative to operating income (as an indicator of our operating performance) or as an alternative to cash flows from operating activities (as a measure of liquidity).



 (7) Does not include $181,148 related to the Maine timberland acquisition in 1998 or $560,740 related to the Riverwood acquisition in 1996. Pro forma amounts include capital expenditures of $52,015 related to the unconsolidated subsidiaries for the year ended December 31, 1998 and $11,844 for the six months ended June 30, 1999.



 (8) Amounts have been adjusted to reflect the proceeds of the equity offering used for the repayment of debt.



 (9) Reflects the transfer of certain assets and liabilities related to the manufacturing operations, harvesting activities and some higher and better use lands to the unconsolidated subsidiaries. Pro forma, total assets would be $1,426,482 and total debt would be $960,803 at June 30, 1999, if the unconsolidated subsidiaries were included as if consolidated with the corporation for financial reporting purposes.



(10) The partnership issued 5.7 million units during 1996 for net proceeds of $144,297.



(11) The Northwest timberlands include fee timber harvested from the Rocky Mountain and Cascade Regions.



(12) Does not include 111 million square feet, 200 million square feet and 37 million square feet for the years ended December 31, 1998, 1997 and 1996 related to the production at the Joyce, Louisiana, plywood facility which was closed in July 1998.



(13) We are organized into eight business units on the basis of both product line and geographic region. The eight business units have been aggregated into five reportable segments based on similar long-term economic characteristics. The five segments are: Northern Resources (which includes the Cascade, Rocky Mountain and Northeast Region timberland business units), Southern Resources (Southern timberland business unit), Lumber (which includes our Northwest and Southern lumber business units), Panel (which includes our plywood and medium density fiberboard operations) and Land Sales (timberlands which may be sold for conservation, residential or recreational purposes). Other includes data related to a plywood plant that was permanently closed in 1998 and a chip facility that was sold in 1998.

                                  RISK FACTORS

     You should carefully consider the following risks as well as the other information contained or incorporated by reference in this prospectus before purchasing the common stock.

THE CYCLICAL NATURE OF THE FOREST PRODUCTS INDUSTRY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our results of operations are affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products are subject to cyclical fluctuations. The demand for logs and wood products is primarily affected by the level of new residential construction activity and, to a lesser extent, repair and remodeling activity and other industrial uses. These activities are, in turn, subject to fluctuations due to, among other factors:

     - changes in domestic and international economic conditions;

     - interest rates;

     - population growth; and

     - weather conditions.


     Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This results in lower revenues, profits and cash flows. In addition, our results of operations are subject to global economic changes as global supplies of wood fiber shift in response to changing economic conditions. For example, economic weakness throughout Asia over the last two years has caused export quality North American logs normally sold into the Japanese market to remain in, or be directed into, domestic markets, causing oversupply in our domestic markets. Asian economic weakness has caused European and Canadian producers to direct larger volumes of competing wood products into United States markets, thereby lowering prices in our markets. We believe that these conditions will continue to impact our business for the near-term. We have also entered into several long-term supply agreements with various forest product companies, which provide for market-based pricing for our products. Price fluctuations for products subject to these agreements may adversely affect our earnings. For example, we have entered into a long-term supply agreement with Stone Container Corporation which provides for market-based pricing for wood chips, subject to minimum and maximum prices until December 31, 1999. If market prices for wood chips remain at current levels, which are below the minimum level set by the supply agreement, our earnings related to this agreement will be reduced starting in year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Events and Trends Affecting Operating Results -- Stone Container Corporation."


OUR CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE


     REITs are required to distribute 95% of their net taxable income. Unlike ordinary income such as rent, the Internal Revenue Code does not require REITs to distribute capital gain income. Accordingly, we do not believe that the Internal Revenue Code will require us to distribute any material amounts of cash since the majority of our income comes from timber sales, which is treated as capital gain. The amount of our distributions to stockholders are determined quarterly by our board of directors, in its sole discretion, based on our results of operations, cash flow and capital requirements, economic conditions, tax considerations and other factors, including future acquisitions, harvest levels and changes in the price and demand for our products. Consequently, our distribution levels may fluctuate.


OUR ABILITY TO HARVEST TIMBER MAY BE SUBJECT TO LIMITATIONS WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

     Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of our timberlands, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters. As is common in the forest products industry, we do not maintain insurance coverage with respect to damage to our timberlands.

     Much of our Northwest timberlands are intermingled among sections of Federal land managed by the United States Forest Service. In many cases, access is only, or most economically, achieved through a road or roads built across adjacent Federal land. In order to access these intermingled timberlands, we have obtained from time to time either temporary or permanent access rights across Federal lands. This process has often been, and will likely continue to be, affected by, among other things, the requirements of the Endangered Species Act, the National Environmental Policy Act and the Clean Water Act. We currently lack legal access to approximately 10% of the merchantable timber, by volume, in our Northwest timberlands. Access and regulatory restrictions may delay or prevent us from harvesting some of our timberlands. See "Federal and State Regulations."

     Our revenues, net income and cash flow from our operations are dependent to a significant extent on the pricing for our products and our continued ability to harvest timber at adequate levels. In addition, our ability to accelerate the harvest of significant amounts of timber in order to fund distributions to stockholders may be limited by the terms of our long-term debt agreements and lines of credit.

HARVEST LEVELS IN SOME OF OUR REGIONS ARE EXPECTED TO DECLINE

     Harvest levels in our Rocky Mountain Region are expected to remain relatively stable over the next two years. By the year 2000, we anticipate that we will have nearly completed the conversion of slower growing forests to younger, more productive stands in our Rocky Mountain Region, at which time we anticipate a moderate reduction in the region's harvest levels. We expect harvest levels in our Cascade Region to decline for the foreseeable future as the conversion process approaches completion in that region. Harvest levels in our Southern Region for the years 2000 to 2003 are expected to be moderately lower compared to 1998 harvest levels as we complete the conversion of mature second growth pine timberlands in this region into intensively managed pine plantations. In light of the numerous factors that affect harvest levels, our harvest levels in any given year may be lower than we expect.

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL AND MAY ADVERSELY AFFECT OUR ABILITY TO MANAGE OUR EXISTING BUSINESS

     We intend to continue to pursue a disciplined acquisition strategy as one means of increasing the value of our assets. We cannot predict whether we will be successful in consummating any additional acquisitions since general economic or industry conditions may not be conducive to our acquisition strategy or we may not be able to identify and acquire any further assets or businesses on economically acceptable terms. Moreover, even if acquisitions are made, we cannot predict what the consequences of these acquisitions would be on our ability to manage our existing business.

     Our acquisition strategy involves numerous risks, including difficulties inherent in the integration of new operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired businesses. Acquisitions also may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, we likely would be required to secure additional financing. This additional financing may not be available on acceptable terms or at all. Further, if we issue common stock, preferred stock or operating partnership units to fund our acquisitions, the value of our outstanding common stock may be diluted.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY PREVENT A CHANGE IN CONTROL

     Some provisions of our certificate of incorporation may discourage a third party from seeking to gain control of us. The ownership limitations described in our certificate of incorporation could have the effect of delaying, deferring, or limiting a change of control in which holders of common stock might receive a premium for their shares over the then prevailing market price. The following is a summary of provisions of our certificate of incorporation which may have this effect:

The Ownership Limit

     In order for us to maintain our qualification as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue
Code). For the purpose of preserving our REIT qualification, our certificate of incorporation prohibits ownership either directly or under the applicable attribution rules of the Internal Revenue Code of more than 5% of the lesser of the total number of shares of common stock outstanding or the value of the outstanding shares of common stock by any stockholder other than by some designated persons agreed to by us (the "Ownership Limit"). The Ownership Limit may have the effect of discouraging an acquisition of control of us without the approval of our board of directors.

     The Ownership Limit in our certificate of incorporation also restricts the transfer of our common stock. For example, if any transfer of common stock would

     - result in any person owning, directly or indirectly, common stock in excess of the Ownership Limit,

     - result in our common stock being owned by fewer than 100 persons, or

     - result in our being "closely held" (as defined in the Internal Revenue
       Code), then

the common stock so transferred will be designated as "excess stock" and will be transferred automatically to a trust effective on the day before the transfer of this common stock. These transfer restrictions, however, allow specific persons designated in our certificate of incorporation to beneficially own, in the aggregate, up to 27% of our outstanding common stock. This exception will be permanently reduced to the extent that these persons sell their shares of common stock or special voting stock or to the extent that new issuances of common stock reduce their percentage of beneficial ownership.

The Special Voting Stock

     We have issued shares of special voting stock which entitle holders to vote as a separate class on many transactions, including amendments to our certificate of incorporation, issuances of more than 20% of our outstanding common stock for non-cash consideration, dissolution, mergers and the sale of all or substantially all of our assets, as well as amendments to our bylaws proposed by stockholders. In addition, holders of the special voting stock are entitled to designate, for nomination purposes only, a number of nominees for our board of directors, which taken together with any previously elected designees, would constitute a majority of our board.

The Preferred Stock

     Our certificate of incorporation authorizes our board of directors to issue up to 75 million shares of preferred stock. Upon issuance, our board of directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders' best interests.

Section 203 of the Delaware General Corporation Law

     Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in business transactions with a person or entity that owns 15% or more of our voting stock. A business transaction may include mergers, asset sales and other transactions resulting in financial benefit to the person or entity that owns 15% or more of our voting stock.

The Classified Board of Directors


     Our board of directors is divided into three classes. The term of the first class expires in 2000, the second class in 2001 and the third class in 2002. Directors of each class will be elected for a three-year term upon the expiration of the initial term of each class. The staggered terms for directors may adversely affect the stockholders' ability to effect a change in control, even if a change in control were in their best interests.


IF WE FAIL TO QUALIFY AS A REIT, WE WOULD BE SUBJECT TO TAX AT CORPORATE RATES AND WOULD NOT BE ABLE TO DEDUCT DISTRIBUTIONS TO STOCKHOLDERS WHEN COMPUTING OUR TAXABLE INCOME

     If in any taxable year we fail to qualify as a REIT:

     - we would be subject to Federal and state income tax on our taxable income at regular corporate rates of approximately 40%;

     - we would not be allowed to deduct distributions to stockholders in computing taxable income; and

     - unless we were entitled to relief under the Internal Revenue Code, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

     If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or distribution to our stockholders would be reduced for each of the years involved.

     Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, we cannot assure you that we are or will remain so qualified.

OUR TIMBERLANDS ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE ENVIRONMENTAL REGULATIONS

     We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties, remediation expenses, potential injunctions, cease and desist orders and criminal penalties. We engage in the following activities which are subject to regulation:

     - the generation of air emissions;

     - the discharge of industrial wastewater and storm water;

     - the generation and disposal of both hazardous and nonhazardous wastes;
       and

     - forest practices, including harvesting, planting and road building.

     Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. These laws or future legislation or administrative or judicial action with respect to protection of the environment may adversely affect our business.

     The Endangered Species Act and similar state laws protect species threatened with possible extinction. A number of species on our timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, red-cockaded woodpecker, bull trout, and various salmon species. Our Northwest timberlands are often intermingled with Federal land in or near areas that include the habitats of a number of threatened or endangered species such as the northern spotted owl, bull trout and grizzly bear. Protection of threatened and endangered species may include restrictions on timber harvesting, road building and other forest practices on private, Federal and state land containing the affected species. See "Federal and State Regulations."

ADVERSE ECONOMIC FACTORS AFFECTING FOREIGN ECONOMIES COULD HAVE AN ADVERSE AFFECT ON OUR LOG EXPORT BUSINESS


     Our export log business is substantially dependent on market and economic conditions in the major Asian economies, particularly Japan. Accordingly, this business may be affected by, among other things, fluctuations in exchange rates, the availability of substitute products and changes in building practices. In 1998 and the first three months of 1999, all of our export log sales from the Cascade Region were made to customers in Japan. Cascade Region export log revenues accounted for approximately 3% of our total revenues for the first six months of 1999, 3% in 1998, and 6% in 1997. Cascade Region export log sales represented approximately 6% of our operating income for the first six month of 1999, 6% in 1998, and 11% in 1997.



OUR SETTLEMENT OF UNITHOLDER LITIGATION MAY RESULT IN A NON-CASH EXPENSE WHICH COULD ADVERSELY AFFECT OUR NET INCOME



     On April 9, 1999, we and our former general partner settled litigation relating to our conversion to a REIT. Under this settlement agreement, our former general partner has agreed to pay eligible unitholders up to $30 million if we do not meet specified five-year financial targets. This payment would be made, if at all, on or about April 15, 2004. The Securities and Exchange Commission's Staff Accounting Bulletin No. 79 provides that any payment made by our former general partner as part of this settlement will be accounted for as a deemed capital contribution by the former general partner to us, followed by a non-cash expense by us. The Staff Accounting Bulletin requires that payments made by a principal shareholder of a corporation be expensed by the corporation if the corporation receives any benefit as a result of such payment. Therefore, we will record a non-cash expense in the period in which, and to the extent that, it appears probable that a payment is required. Although any payments by our former general partner, as described above, will cause a corresponding reduction in our net income, it will have no impact on our cash flow.


POSSIBLE DISRUPTION OF BUSINESS DUE TO THE YEAR 2000 PROBLEM

     The year 2000 problem results from an inability of some computer systems to accurately recognize dates on and after the year 2000. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could materially adversely affect our business.

     The year 2000 problem poses the following principal risks to our business:

     - disruptions due to our failure to achieve year 2000 readiness; and

     - disruptions due to the failure of third parties to achieve year 2000 readiness.

     In 1997, we adopted a year 2000 plan to identify and address both internal and external year 2000 issues. As part of the plan, we have identified all of our major application and processing systems and have sought external and internal resources to replace and test those systems. We are evaluating customers and vendors that have significant relationships with us to determine whether they are adequately preparing for the year 2000. In addition, we are evaluating the need for contingency plans to reduce the impact of some potential events that may occur. Any failure of these remediation efforts could result in a disruption of our operations. Consequently, these failures could have a material adverse effect on our business.

                           FORWARD-LOOKING STATEMENTS


     This prospectus and the information incorporated by reference includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those factors discussed in "Risk Factors." Some factors include fluctuations in government regulations and economic conditions and competition in our domestic and export markets. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated, or budgeted results as reflected in forward-looking statements relating to our operations and business include the following possibilities:


     - the failure to achieve the expected competitive advantages of operating as a REIT;

     - an unanticipated reduction in the demand for timber products; and

     - the failure to make strategic acquisitions.

     Accordingly, actual results may not conform to the forward-looking statements contained in this prospectus.

                                USE OF PROCEEDS


     We estimate that we will receive net cash proceeds from this offering of approximately $132.3 million after deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming a public offering price of $28 per share, the last sale price of our common stock reported on the New York Stock Exchange Composite Tape on October 15, 1999. If the underwriters exercise their over-allotment option in full, we estimate that we will receive net cash proceeds from this offering of approximately $152.3 million.



     We intend to contribute the net proceeds from this offering to our wholly-owned operating partnership, through which we own substantially all of our timberland assets. Our operating partnership intends to use the net proceeds of this offering as follows:



     - approximately $90 million to repay outstanding debt under our line of credit, which matures on December 13, 2001 and bears a floating rate of interest (5.77% as of June 30, 1999); and



     - the remainder for general business purposes, which may include:



      -- repayment of additional outstanding debt;



      -- the acquisition of forest products companies, timberlands or other forestry-related assets; and



      -- working capital needs.



We routinely review opportunities to acquire forest products companies, timberlands or other forestry-related assets.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION POLICY


     Our common stock trades on the New York Stock Exchange and the Pacific Exchange under the symbol "PCL." The following table sets forth the quarterly high and low sales prices for our predecessor's limited partnership units as reported on the New York Stock Exchange Composite Tape for the years 1997 and 1998 and the first two quarters of 1999, as well as quarterly distributions declared for each quarter during the same period. The table sets forth the quarterly high and low sales prices of the corporation's common stock as reported on the New York Stock Exchange Composite Tape for the third and fourth quarters of 1999, through October 15, 1999, as well as the quarterly distribution declared for the third quarter of 1999.



                                                                              DISTRIBUTIONS
                                                                                DECLARED
                                                           HIGH      LOW     PER UNIT/SHARE
                                                           -----    -----    ---------------
1997
  First quarter..........................................  $29 1/4  $25 7/8       $0.55
  Second quarter.........................................  $32 1/2  $26 3/4       $0.55
  Third quarter..........................................  $36      $31 11/16     $0.55
  Fourth quarter.........................................  $34 3/8  $28           $0.55
1998
  First quarter..........................................  $34 7/8  $30           $0.57
  Second quarter.........................................  $34 1/4  $28 3/16      $0.57
  Third quarter..........................................  $31 1/8  $23 7/16      $0.57
  Fourth quarter.........................................  $29      $24 13/16     $0.57
1999
  First quarter..........................................  $29 7/16 $25 1/2       $0.57
  Second Quarter.........................................  $32 1/8  $25 3/4       $0.57
  Third Quarter..........................................  $31 7/8  $26 1/8       $0.57
  Fourth Quarter (through October 15, 1999)..............  $30 3/8  $27 3/4          --



     The last sale price of our common stock reported on the New York Stock Exchange Composite Tape on October 15, 1999 appears on the cover page of this prospectus. Our board of directors has declared a third quarter distribution of $0.57 per share to be paid on November 24, 1999 to stockholders of record as of November 12, 1999. Purchasers of the shares of common stock in this offering will receive this distribution if they are holders of record on November 12, 1999.



     Our distribution policy is determined by our board of directors. As stated above, our most recent quarterly REIT distribution was $0.57 per share, equivalent to $2.28 on an annualized basis. Future distributions will be determined by our board of directors, in its sole discretion, based on our results of operations, cash flow and capital requirements, economic conditions, tax considerations and other factors, including harvest levels and future acquisitions.

                                 CAPITALIZATION


     The following table sets forth our short-term debt and total capitalization on a consolidated basis and on a pro forma basis at June 30, 1999, after giving effect to the consummation of our conversion to a REIT. The "Pro Forma As Adjusted" column sets forth our pro forma short-term debt and capitalization at June 30, 1999, after giving effect to the issuance of 5,000,000 shares of common stock in this offering at $28 per share, the last sale price of our common stock reported on the New York Stock Exchange Composite Tape on October 15, 1999, and the application of the net proceeds.



                                                                 JUNE 30, 1999
                                                    ----------------------------------------
                                                                                  PRO FORMA
                                                    HISTORICAL     PRO FORMA     AS ADJUSTED
                                                    -----------    ----------    -----------
                                                            (UNAUDITED IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt...............  $   26,950     $    5,685    $    5,685
                                                    ----------     ----------    ----------
     Total short-term debt........................  $   26,950     $    5,685    $    5,685
                                                    ==========     ==========    ==========
Long-term debt:
  Senior Notes due 2007...........................  $   99,488     $   39,795    $   39,795
  Senior Notes due 2009...........................     150,000        150,000       150,000
  Senior Notes due 2011...........................     176,803        176,803       176,803
  Senior Notes due 2016...........................     200,000        200,000       200,000
  First Mortgage Notes due 2007...................      89,162             --            --
  Line of Credit..................................     218,400        218,400       128,400
                                                    ----------     ----------    ----------
     Total long-term debt.........................     933,853        784,998       694,998
                                                    ----------     ----------    ----------
Total stockholders' equity........................     374,956        388,912(1)    521,252(1)
                                                    ----------     ----------    ----------
Total capitalization..............................  $1,308,809     $1,173,910    $1,216,250
                                                    ==========     ==========    ==========


-------------------------

(1) We have 75 million shares of preferred stock authorized with none outstanding, 300 million shares of common stock authorized with 63,456,575 shares outstanding, including 634,566 shares of common stock issuable upon conversion of our outstanding special voting stock. See "Description of Capital Stock."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



     The following unaudited pro forma condensed consolidated financial statements of Plum Creek Timber Company, Inc. reflect the conversion of Plum Creek Timber Company, L.P., a publicly traded master limited partnership, to a publicly traded real estate investment trust. In order to qualify as a REIT for tax purposes, some of the partnership's assets and associated liabilities related to the manufacturing operations, the harvesting activities, and some higher and better use lands were transferred to several unconsolidated subsidiaries in exchange for preferred stock and nonvoting common stock. Therefore, the manufacturing and harvesting operations and some higher and better use land sales are no longer accounted for on a combined/consolidated basis with the activities of the corporation. Instead, the financial statements of the corporation reflect the net activities of the manufacturing and harvesting operations along with some higher and better use land sales through its preferred stock and nonvoting common stock ownership.



     The unaudited pro forma condensed consolidated balance sheet assumes the conversion occurred on June 30, 1999. The unaudited pro forma condensed consolidated statements of income and cash flows assume the conversion occurred on January 1, 1998.



     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the conversion occurred on the indicated dates and should not be construed as representative of future operating results, cash flows or financial position.



     The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements and related notes.

                        PLUM CREEK TIMBER COMPANY, INC.



            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                              AS OF JUNE 30, 1999



                                                         PRO FORMA ADJUSTMENTS
                                                        -----------------------
                                                         CORPORATE
                                         PARTNERSHIP    SUBSIDIARIES                 PRO FORMA
                                        HISTORICAL(A)   FORMATION(B)    OTHER       CORPORATION
                                        -------------   ------------   --------     -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
ASSETS
Current Assets:
  Cash and Cash Equivalents...........   $   96,188      $             $ (1,905)(c) $   94,283
  Inventories.........................       46,095        (46,095)
  Other Current Assets................       53,382        (51,957)      13,020(d)      14,445
                                         ----------      ---------     --------     ----------
                                            195,665        (98,052)      11,115        108,728
Timber and Timberlands -- Net.........    1,015,007         (6,947)                  1,008,060
Property, Plant and Equipment  --
  Net.................................      178,037       (176,869)                      1,168
Investment in Unconsolidated
  Subsidiaries and Preferred Stock....                      72,232        4,304(e)      87,674
                                                                          9,233(f)
                                                                          1,905(c)
Other Assets..........................       11,216         (4,259)                      6,957
                                         ----------      ---------     --------     ----------
          Total Assets................   $1,399,925      $(213,895)    $ 26,557     $1,212,587
                                         ==========      =========     ========     ==========
LIABILITIES
Current Liabilities...................       80,312        (55,983)      13,020(d)      37,349
Long-Term Debt........................      715,453       (148,855)                    566,598
Line of Credit........................      218,400                                    218,400
Other Liabilities.....................       10,804         (9,057)        (419)(e)      1,328
                                         ----------      ---------     --------     ----------
          Total Liabilities...........    1,024,969       (213,895)      12,601        823,675
                                         ----------      ---------     --------     ----------
Commitments and Contingencies

CAPITAL
Partners' Capital/Stockholders'
  Equity..............................      374,956                       4,723(e)     388,912
                                                                          9,233(f)
                                         ----------      ---------     --------     ----------
          Total Liabilities and
             Partners'
             Capital/Stockholders'
             Equity...................   $1,399,925      $(213,895)    $ 26,557     $1,212,587
                                         ==========      =========     ========     ==========



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                              STATEMENT OF INCOME


                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                       PRO FORMA ADJUSTMENTS
                                                      -----------------------
                                                       CORPORATE
                                       PARTNERSHIP    SUBSIDIARIES                  PRO FORMA
                                      HISTORICAL(a)   FORMATION(g)    OTHER        CORPORATION
                                      -------------   ------------   --------      -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
Revenues............................   $   699,370     $(466,545)    $             $   232,825
                                       -----------     ---------     --------      -----------
Costs and Expenses:
  Cost of Goods Sold................       505,366      (431,462)                       73,904
  Selling, General and
     Administrative.................        52,917       (33,641)         524(h)        19,800
                                       -----------     ---------     --------      -----------
          Total Costs and
             Expenses...............       558,283      (465,103)         524           93,704
                                       -----------     ---------     --------      -----------
Operating Income....................       141,087        (1,442)        (524)         139,121
Interest Expense....................       (60,622)       18,913         (302)(i)      (42,011)
Reorganization Costs................        (4,763)                     4,763(j)
Other Expense -- Net................           251           929          (98)(k)        1,082
                                       -----------     ---------     --------      -----------
Income before Income Taxes and
  Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........        75,953        18,400        3,839           98,192
Provision for Income Taxes..........           517          (517)
                                       -----------     ---------     --------      -----------
Income (Loss) before Equity in
  Earnings (Loss) of Unconsolidated
  Subsidiaries and Preferred Stock
  Dividends.........................        75,436        18,917        3,839           98,192
Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........                                   (8,692)(l)       (8,692)
                                       -----------     ---------     --------      -----------
Net Income..........................   $    75,436     $  18,917     $ (4,853)     $    89,500
General Partner Interest............        33,713                    (33,713)(m)
                                       -----------     ---------     --------      -----------
Net Income Allocable to Unitholders/
  Stockholders......................   $    41,723     $  18,917     $ 28,860      $    89,500
                                       ===========     =========     ========      ===========
Net Income per Unit.................   $      0.90
                                       ===========
Net Income per Common Share --
  Basic and Diluted.................                                               $      1.41
                                                                                   ===========
Weighted average number of Units
  outstanding -- Basic and
  Diluted...........................    46,323,300
Weighted average number of REIT
  Shares outstanding -- Basic and
  Diluted...........................                                                63,456,575(m)



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                              STATEMENT OF INCOME


                     FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                       PRO FORMA ADJUSTMENTS
                                                      -----------------------
                                                       CORPORATE
                                       PARTNERSHIP    SUBSIDIARIES                  PRO FORMA
                                      HISTORICAL(a)   FORMATION(g)    OTHER        CORPORATION
                                      -------------   ------------   --------      -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
Revenues............................   $   336,124     $(219,746)    $             $   116,378
                                       -----------     ---------     --------      -----------
Costs and Expenses:
  Cost of Goods Sold................       239,768      (202,747)                       37,021
  Selling, General and
     Administrative.................        27,430       (16,318)                       11,112
                                       -----------     ---------     --------      -----------
          Total Costs and
             Expenses...............       267,198      (219,065)                       48,133
                                       -----------     ---------     --------      -----------
Operating Income....................        68,926          (681)                       68,245
Interest Expense....................       (29,576)        9,676         (242)(i)      (20,142)
Reorganization Costs................        (1,748)                     1,748(j)
Other Expense -- Net................           (44)          440           70(k)           466
                                       -----------     ---------     --------      -----------
Income before Income Taxes and
  Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........        37,558         9,435        1,576           48,569
Provision for Income Taxes..........           147          (147)
                                       -----------     ---------     --------      -----------
Income (Loss) before Equity in
  Earnings (Loss) of Unconsolidated
  Subsidiaries and Preferred Stock
  Dividends.........................        37,411         9,582        1,576           48,569
Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........                                   (4,390)(l)       (4,390)
                                       -----------     ---------     --------      -----------
Net Income..........................   $    37,411     $   9,582     $ (2,814)     $    44,179
General Partner Interest............        16,599                    (16,599)(m)
                                       -----------     ---------     --------      -----------
Net Income Allocable to Unitholders/
  Stockholders......................   $    20,812     $   9,582     $ 13,785      $    44,179
                                       ===========     =========     ========      ===========
Net Income per Unit.................   $      0.45
                                       ===========
Net Income per Common Share --
  Basic and Diluted.................                                               $      0.70
                                                                                   ===========
Weighted average number of Units
  outstanding -- Basic and
  Diluted...........................    46,323,300
Weighted average number of REIT
  Shares outstanding -- Basic and
  Diluted...........................                                                63,456,575(m)



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                              STATEMENT OF INCOME


                     FOR THE SIX MONTHS ENDED JUNE 30, 1999



                                                       PRO FORMA ADJUSTMENTS
                                                      -----------------------
                                                       CORPORATE
                                       PARTNERSHIP    SUBSIDIARIES                  PRO FORMA
                                      HISTORICAL(a)   FORMATION(g)    OTHER        CORPORATION
                                      -------------   ------------   --------      -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
Revenues............................   $   362,570     $(251,667)    $             $   110,903
                                       -----------     ---------     --------      -----------
Costs and Expenses:
  Cost of Goods Sold................       257,907      (219,439)                       38,468
  Selling, General and
     Administrative.................        21,547       (14,239)         484(h)         7,792
                                       -----------     ---------     --------      -----------
          Total Costs and
             Expenses...............       279,454      (233,678)         484           46,260
Operating Income....................        83,116       (17,989)        (484)          64,643
Interest Expense....................       (37,049)        9,952         (125)(i)      (27,222)
Reorganization Costs................        (5,053)                     5,053(j)
Other Expense -- Net................           368            19          223(k)           587
                                                                          (23)(n)
                                       -----------     ---------     --------      -----------
Income before Income Taxes and
  Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........        41,382        (8,018)       4,644           38,008
Provision for Income Taxes..........           985          (985)
                                       -----------     ---------     --------      -----------
Income (Loss) before Equity in
  Earnings (Loss) of Unconsolidated
  Subsidiaries and Preferred Stock
  Dividends.........................        40,397        (7,033)       4,644           38,008
Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries and
  Preferred Stock Dividends.........                                    5,196(l)         5,196
                                       -----------     ---------     --------      -----------
Net Income..........................   $    40,397     $  (7,033)    $  9,840      $    43,204
General Partner Interest............        17,162                    (17,162)(m)
                                       -----------     ---------     --------      -----------
Net Income Allocable to Unitholders/
  Stockholders......................   $    23,235     $  (7,033)    $ 27,002      $    43,204
                                       ===========     =========     ========      ===========
Net Income per Unit.................   $      0.50
                                       ===========
Net Income per Common Share -- Basic
  and Diluted.......................                                               $      0.68
                                                                                   ===========
Weighted average number of Units
  outstanding -- Basic and
  Diluted...........................    46,323,300
Weighted average number of REIT
  Shares outstanding -- Basic and
  Diluted...........................                                                63,456,575(m)



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                            STATEMENT OF CASH FLOWS


                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                 PRO FORMA ADJUSTMENTS
                                                                -----------------------
                                                                 CORPORATE
                                                PARTNERSHIP     SUBSIDIARIES                  PRO FORMA
                                               HISTORICAL(a)    FORMATION(o)     OTHER       CORPORATION
                                               -------------    ------------    -------      -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income...................................    $  75,436        $ 18,917      $(4,853)(p)   $  89,500
Adjustments to Reconcile Net Income to Net
  Cash Provided By Operating Activities:
  Depreciation, Depletion and Amortization...       69,287         (24,986)                      44,301
  Loss on Asset Dispositions -- Net..........          805            (805)
  Working Capital Changes:
     Accounts Receivable.....................       (3,309)          3,309
     Inventories.............................        6,974          (6,974)
     Timber Contract Deposits and Other
       Current Assets........................          551          (1,051)                        (500)
     Accounts Payable........................        2,330          (2,079)                         251
     Other Accrued Liabilities...............        4,554           1,082           98(p)        5,734
  Other......................................        7,376          (1,393)       8,692(p)       14,675
                                                 ---------        --------      -------       ---------
Net Cash Provided By Operating Activities....      164,004         (13,980)       3,937         153,961
                                                 ---------        --------      -------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Business Acquisitions......................      (12,353)          9,413                       (2,940)
  Additions to Properties....................      (54,927)         42,602                      (12,325)
  Investments in Unconsolidated
     Subsidiaries............................                                    (1,905)(q)      (1,905)
  Advances from (to) Unconsolidated
     Subsidiaries............................                      (50,635)       1,905(q)      (49,070)
                                                                                   (340)(r)
  Proceeds from Asset Dispositions...........        1,446          (1,446)
                                                 ---------        --------      -------       ---------
Net Cash Used In Investing Activities........      (65,834)            (66)        (340)        (66,240)
                                                 ---------        --------      -------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash Distributions.........................     (140,358)                                    (140,358)
  Retirement of Long-Term Debt...............      (18,400)         14,046                       (4,354)
  Borrowings on Lines of Credit..............      695,000                          302(i)      695,302
  Repayments on Lines of Credit..............     (656,000)                                    (656,000)
                                                 ---------        --------      -------       ---------
Net Cash Used In Financing Activities........     (119,758)         14,046          302        (105,410)
                                                 ---------        --------      -------       ---------
Increase (Decrease) In Cash and Cash
  Equivalents................................      (21,588)                       3,899         (17,689)
Cash and Cash Equivalents:
  Beginning of Period........................      135,381                                      135,381
                                                 ---------        --------      -------       ---------
  End of Period..............................    $ 113,793        $             $ 3,899       $ 117,692
                                                 =========        ========      =======       =========



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                            STATEMENT OF CASH FLOWS


                     FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                                 PRO FORMA ADJUSTMENTS
                                                                -----------------------
                                                                 CORPORATE
                                                PARTNERSHIP     SUBSIDIARIES                  PRO FORMA
                                               HISTORICAL(A)    FORMATION(O)     OTHER       CORPORATION
                                               -------------    ------------    -------      -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income...................................    $  37,411        $  9,582      $(2,814)(p)   $  44,179
Adjustments to Reconcile Net Income to Net
  Cash Provided By Operating Activities:
  Depreciation, Depletion and Amortization...       31,876         (12,223)                      19,653
  Loss on Asset Dispositions -- Net..........          421            (421)
  Working Capital Changes:
     Accounts Receivable.....................       (5,900)          5,900
     Inventories.............................       15,026         (15,026)
     Timber Contract Deposits and Other
       Current Assets........................       (3,834)          2,692                       (1,142)
     Accounts Payable........................        3,153          (3,043)                         110
     Other Accrued Liabilities...............        1,156           2,199          (70)(p)       3,285
  Other......................................        3,940          (1,759)       4,390(p)        6,571
                                                 ---------        --------      -------       ---------
Net Cash Provided By Operating Activities....       83,249         (12,099)       1,506          72,656
                                                 ---------        --------      -------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Business Acquisitions......................       (9,413)          9,413
  Additions to Properties....................      (26,542)         20,588                       (5,954)
  Investments in Unconsolidated
     Subsidiaries............................                                    (1,905)(q)      (1,905)
  Advances from (to) Unconsolidated
     Subsidiaries............................                      (31,639)       1,905(q)      (29,734)
  Proceeds from Asset Dispositions...........          310            (310)
                                                 ---------        --------      -------       ---------
Net Cash Used In Investing Activities........      (35,645)         (1,948)                     (37,593)
                                                 ---------        --------      -------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash Distributions.........................      (69,445)                                     (69,445)
  Retirement of Long-Term Debt...............      (18,400)         14,047                       (4,353)
  Borrowings on Lines of Credit..............      388,000                          242(i)      388,242
  Repayments on Lines of Credit..............     (349,000)                                    (349,000)
                                                 ---------        --------      -------       ---------
Net Cash Used In Financing Activities........      (48,845)         14,047          242         (34,556)
                                                 ---------        --------      -------       ---------
Increase (Decrease) In Cash and Cash
  Equivalents................................       (1,241)                       1,748             507
Cash and Cash Equivalents:
  Beginning of Period........................      135,381                                      135,381
                                                 ---------        --------      -------       ---------
  End of Period..............................    $ 134,140        $             $ 1,748       $ 135,888
                                                 =========        ========      =======       =========



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                            STATEMENT OF CASH FLOWS


                     FOR THE SIX MONTHS ENDED JUNE 30, 1999



                                                        PRO FORMA ADJUSTMENTS
                                                       -----------------------
                                                        CORPORATE
                                       PARTNERSHIP     SUBSIDIARIES                  PRO FORMA
                                      HISTORICAL(a)    FORMATION(o)     OTHER       CORPORATION
                                      -------------    ------------    -------      -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income..........................    $  40,397        $(7,033)      $ 9,840(p)    $  43,204
Adjustments to Reconcile Net Income
  to Net Cash Provided By Operating
  Activities:
  Depreciation, Depletion and
     Amortization...................       34,988        (14,508)                       20,480
  Gain on Asset
     Dispositions -- Net............         (120)           120
  Working Capital Changes:
     Accounts Receivable............      (11,260)        11,260
     Inventories....................        9,868         (9,868)
     Timber Contract Deposits and
       Other Current Assets.........       (1,415)         1,647                           232
     Accounts Payable...............         (455)           179                          (276)
     Other Accrued Liabilities......       (8,659)         6,061          (223)(p)      (2,821)
  Other.............................        1,553         (1,006)       (5,196)(p)      (4,649)
                                        ---------        -------       -------       ---------
Net Cash Provided By Operating
  Activities........................       64,897        (13,148)        4,421          56,170
                                        ---------        -------       -------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to Properties...........      (12,193)         6,903                        (5,290)
  Advances to Unconsolidated
     Subsidiaries...................                      (7,194)         (326)(r)      (7,520)
  Proceeds from Asset
     Dispositions...................          812           (812)
                                        ---------        -------       -------       ---------
Net Cash Used In Investing
  Activities........................      (11,381)        (1,103)         (326)        (12,810)
                                        ---------        -------       -------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash Distributions................      (70,916)                                     (70,916)
  Retirement of Long-Term Debt......      (18,605)        14,251                        (4,354)
  Borrowings on Lines of Credit.....      310,900                          125(i)      311,025
  Repayments on Lines of Credit.....     (292,500)                                    (292,500)
                                        ---------        -------       -------       ---------
Net Cash Used In Financing
  Activities........................      (71,121)        14,251           125         (56,745)
                                        ---------        -------       -------       ---------
Increase (Decrease) In Cash and Cash
  Equivalents.......................      (17,605)                       4,220         (13,385)
Cash and Cash Equivalents:
  Beginning of Period...............      113,793                                      113,793
                                        ---------        -------       -------       ---------
  End of Period.....................    $  96,188        $             $ 4,220       $ 100,408
                                        =========        =======       =======       =========



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                        PLUM CREEK TIMBER COMPANY, INC.



              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                              FINANCIAL STATEMENTS


             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)



NOTE 1. BASIS OF PRESENTATION



     On June 8, 1998, the partnership announced that the Board of Directors of its general partner had authorized the partnership to seek approval from its unitholders to convert its structure from a publicly traded master limited partnership into a publicly traded REIT. On April 19, 1999, the partnership's unitholders approved the conversion, which was completed on July 1, 1999.



     Prior to the conversion, the partnership owned 98% of Plum Creek Manufacturing, L.P. and 96% of Plum Creek Marketing, Inc. The general partner of the partnership, Plum Creek Management Company, L.P., managed the businesses of the partnership, Plum Creek Manufacturing and Plum Creek Marketing and owned the remaining 2% general partner interest in Plum Creek Manufacturing and 4% of Plum Creek Marketing.



     In connection with the conversion, the partnership formed Plum Creek Timber Company, Inc., a corporation that operates under the laws governing REITs, the operating partnership and several taxable corporations.



     The conversion was accomplished through the simultaneous merger of the partnership into the operating partnership and the merger of the general partner into the corporation. In the first merger, which was conditioned upon the simultaneous consummation of the second merger, the partnership was merged into the operating partnership, a wholly-owned subsidiary of the corporation, and the general partner interest in the partnership was cancelled. In addition, the units of limited partnership held by the unitholders were converted into 73% of the common stock of the corporation. In the second merger, the general partner was merged into the corporation and the outstanding equity interests of the general partner were converted into 26% of our common stock and 634,566 shares of special voting stock.



     As a result of the conversion, the partnership's outstanding units were converted on a one-for-one basis into 46,323,300 shares of common stock. Additionally, the equity interests in the general partner were converted into 16,498,709 shares of common stock and 634,566 shares of special voting stock. The special voting stock is convertible into common stock at the option of the holder on a one-for-one basis and is entitled to receive the same dividends as common stock. The special voting stock is included in the denominator in computing basic and diluted earnings per share.



     Furthermore, in order to qualify as a REIT, some of the partnership's assets and associated liabilities related to the manufacturing operations and harvesting activities, along with some higher and better use lands, were transferred to one of several corporations, collectively referred to as the unconsolidated subsidiaries. Following the transfers, the corporation is entitled to approximately 99% of the economics of the unconsolidated subsidiaries through a combination of preferred stock and nonvoting common stock. The remaining approximate 1% of the economics and 100% voting control of the unconsolidated subsidiaries are owned by four individuals who are also officers of the corporation.



     The accompanying unaudited pro forma condensed consolidated financial statements have been prepared based upon the corporation consolidating with the operating partnership and Plum Creek Manufacturing. The basis for the consolidation is that the corporation, or a wholly-owned subsidiary thereof, is the general partner of the operating partnership and Plum Creek Manufacturing and has control over the operating partnership and Plum Creek Manufacturing. The unconsolidated subsidiaries are not consolidated with the corporation because the corporation neither directly nor indirectly has any

                        PLUM CREEK TIMBER COMPANY, INC.



              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                        FINANCIAL STATEMENTS (CONTINUED)


             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)



voting rights with respect to the unconsolidated subsidiaries. The corporation's nonvoting common stock investment in the unconsolidated subsidiaries was accounted for using the equity method of accounting in accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." The basis for using the equity method is that the corporation receives substantially all of the economic benefit from the unconsolidated subsidiaries. The corporation's preferred stock investment in the unconsolidated subsidiaries was accounted for using the cost method of accounting. Additionally, the footnotes to the pro forma financial statements include summarized financial information of the unconsolidated subsidiaries on a combined basis.



     Conversion costs of $4,763 have been recorded by the partnership for the year ended December 31, 1998, $1,748 for the six months ended June 30, 1998 and $5,053 for the six months ended June 30, 1999. The conversion costs have been eliminated from the unaudited pro forma condensed consolidated statements of income and cash flows because they represent nonrecurring expenditures.



     The exchange of units for common stock in connection with the merger of the partnership into the operating partnership was accounted for as a reorganization with amounts being recorded at historical cost. The general partner's sole activity was related to its management and investment in the partnership and its subsidiaries. As a result, the general partnership's assets were limited to, and comprised of, its investment in the partnership, Plum Creek Manufacturing, and Plum Creek Marketing, along with related cash and certain long-term incentive award plan assets (which are held in a grantor trust formed by the general partner). The exchange of the general partnership interest in the partnership for common stock and special voting stock in connection with the second merger was accounted for as a reorganization with amounts being recorded at historical cost. The exchange of the general partner's interest in Plum Creek Manufacturing and Plum Creek Marketing for common stock and special voting stock in connection with the second merger was accounted for as a purchase of a minority interest in accordance with APB No. 16. "Business Combinations" with amounts being recorded at fair value. As a result of the combination of reorganization accounting and purchase accounting for the minority interest, along with other related adjustments, pro forma Stockholders' Equity as of June 30, 1999 was computed as follows:



                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Limited Partners' Capital (historical at June 30, 1999).....         $377,284
General Partner's Capital (historical at June 30, 1999).....           (2,328)
                                                                     --------
Partners' Capital (historical at June 30, 1999).............         $374,956
Purchase of minority interest (2% interest in Manufacturing
  and 4% interest in Marketing).............................            4,723
Recording of deferred tax assets relating to a change in tax
  status....................................................            9,233
                                                                     --------
Pro Forma Stockholders' Equity..............................         $388,912
                                                                     ========



     The accompanying unaudited pro forma condensed consolidated financial statements and related notes have not been audited. In management's opinion, all adjustments considered necessary for the fair presentation of the results of operations, financial position and cash flows for the unaudited pro forma condensed consolidated financial statements have been reflected. Results for the periods for which unaudited pro forma condensed consolidated statements are provided are not necessarily indicative of those to be expected in future periods. All significant affiliated transactions have been eliminated.

                        PLUM CREEK TIMBER COMPANY, INC.



              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                        FINANCIAL STATEMENTS (CONTINUED)


             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)



NOTE 2. PRO FORMA ADJUSTMENTS



     (a) See Notes to Plum Creek Timber Company, L.P. Combined Financial Statements for the basis of presentation of our Historical Financial Statements.



     (b) Reflects the transfer of certain of the partnership's assets and related liabilities of the manufacturing operations, harvesting activities, and certain timberlands, to the unconsolidated subsidiaries. The net book value associated with the transfer has been recorded under Investment in Unconsolidated Subsidiaries and Preferred Stock.



     As of the balance sheet date we had the following outstanding debt obligations, which include the current portion of $26,950:



                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Senior Notes due 2007.......................................         $113,700
First Mortgage Notes due 2007...............................          101,900
Senior Notes due 2009.......................................          150,000
Senior Notes due 2011.......................................          176,803
Senior Notes due 2016.......................................          200,000
Line of Credit..............................................          218,400
                                                                     --------
                                                                     $960,803
                                                                     ========



     In connection with the formation of the unconsolidated subsidiaries, the unconsolidated subsidiaries assumed $170,120 in total of the above indebtedness of the corporation. The $170,120 indebtedness consists of the First Mortgage Notes (which are collateralized by some of the manufacturing facilities), and $68,220 face value of the Senior Notes due 2007.



     (c) Represents related party notes receivable issued to various members of management as part of the conversion. The proceeds from the notes were used by management to purchase their approximate 1% economic ownership interest in the unconsolidated subsidiaries. Management's purchase of their ownership interest in the unconsolidated subsidiaries was accounted for as a capital contribution on the books of the unconsolidated subsidiaries. Accordingly, the related party notes receivable have been reclassified to Investment in Unconsolidated Subsidiaries and Preferred Stock. The notes are due in 10 years, payable on demand, and bear a fixed market rate of interest, which is payable annually. Management does not anticipate repayment in the near term.



     (d) Reflects the recording of the assets and liabilities associated with deferred compensation. These assets (which are held in a grantor trust) and liabilities were assumed as a result of the merger of the general partner into the corporation.



     (e) The exchange of the general partner's 2% general partner interest in Plum Creek Manufacturing and 4% interest in Plum Creek Marketing for shares of common stock is subject to purchase accounting in accordance with APB No. 16, "Business Combinations." The basis step-up associated with this purchase is computed based on the difference between the book value and fair value of the general partner's minority interest in Plum Creek Manufacturing and Plum Creek Marketing. As a result of

                        PLUM CREEK TIMBER COMPANY, INC.



              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                        FINANCIAL STATEMENTS (CONTINUED)


             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)



these purchases, the historical minority interest related to Plum Creek Manufacturing and Plum Creek Marketing in the amount of $419 is eliminated.



     The basis step-up of approximately $4,304 was allocated to Property, Plant and Equipment of the unconsolidated subsidiaries, and as a result, has been accordingly reflected in the corporation's Investment in Unconsolidated Subsidiaries and Preferred Stock. The basis step-up will be depreciated over approximately ten years. Current period depreciation expense of $426 has been reflected in computing the combined pro forma equity earnings reported by the corporation related to its investment in the unconsolidated subsidiaries for the year ended December 31, 1998 and $213 for the six months ended June 30, 1998 and 1999.



     (f) Represents the recording of a deferred tax asset as a result of transferring the manufacturing operations and the harvesting activities from a nontaxable partnership to the unconsolidated subsidiaries. The deferred tax asset of $9,233 represents the tax effect of temporary differences (primarily self insurance and employee benefit accruals) at the conversion date. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a one-time adjustment was recorded for the net temporary differences as of the conversion date. This deferred tax benefit has not been included in the pro forma statements of income due to its nonrecurring nature, and as a result, has been credited directly to Stockholders' Equity. No adjustment has been made for the corporation's temporary differences (including its share of the operating partnership's differences) because, as a REIT, the corporation anticipates that it will not have to pay any significant corporate-level tax.



     Current period income tax (benefit) expense of ($10,809) has been reflected in computing the combined pro forma equity in earnings related to its investment in the unconsolidated subsidiaries for the year ended December 31, 1998, ($5,434) for the six months ended June 30, 1998 and $1,021 for the six months ended June 30, 1999. The income tax provision was calculated using a combined federal and state statutory tax rate of 40%.



     (g) Reflects the reduction in revenues and expenses associated with the manufacturing operations and costs of harvesting timber. These activities are now conducted by the unconsolidated subsidiaries and are reported by the corporation as Equity in Earnings (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends.



     (h) Reflects an expense of $864 for the year ended December 31, 1998 and $811 for the six months ended June 30, 1999 related to a management incentive plan that was previously a cost incurred by the general partner. On a pro forma basis, $524 of this expense for the year ended December 31, 1998 and $484 for the six months ended June 30, 1999 has been allocated to the corporation and the remainder has been reflected in computing the combined pro forma equity earnings reported by the corporation related to its investment in the unconsolidated subsidiaries. The allocation was based on an approximation of time anticipated to be devoted by management to the various unconsolidated subsidiaries.



     (i) Reflects the increase in interest expense as a result of increased borrowings under the corporation's line of credit for conversion costs not paid as of December 31, 1998, June 30, 1998 and June 30, 1999. The assumed incremental interest rate is 6%.



     (j) Reflects the elimination of REIT conversion costs that were expensed in the partnership's historical financial statements. These costs are not reflected in the pro forma income statements because

                        PLUM CREEK TIMBER COMPANY, INC.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)
             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)


they represent nonrecurring expenditures. Total REIT conversion costs are estimated to be $9,816. Amounts of $4,763 have been recorded by the partnership for the year ended December 31, 1998, $1,748 for the six months ended June 30, 1998 and $5,053 for the six months ended June 30, 1999. Conversion costs include estimated allowances for legal, investment advisory, fairness opinion, tax and financial advisory, solicitation, printing, consent fees for lender waivers, and other costs. Conversion costs are being expensed in the historical financial statements in the period incurred.



     (k) To eliminate the minority interest associated with the general partner's ownership interest in Plum Creek Manufacturing and Plum Creek Marketing.



     (l) Represents the equity income (loss) and preferred stock dividends of the unconsolidated subsidiaries. As a result of the conversion, the assets and related liabilities of the manufacturing operations and harvesting activities along with some higher and better use lands were transferred to the unconsolidated subsidiaries. On a combined basis the unaudited pro forma financial position of the unconsolidated subsidiaries as of June 30, 1999 is summarized as follows:



                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Current Assets..............................................         $ 99,802
Noncurrent Assets...........................................          236,521
Current Liabilities.........................................           55,983
Noncurrent Liabilities......................................          157,912



     The current and noncurrent liabilities include $170,120 of indebtedness. The $170,120 indebtedness consists of the First Mortgage Notes (which are collateralized by some of the manufacturing facilities), and $68,220 face value of the Senior Notes due 2007.



     The unaudited pro forma results of operations of the unconsolidated subsidiaries, on a combined basis, as of periods indicated are summarized as follows:



                                                          SIX MONTHS         SIX MONTHS
                                      YEAR ENDED            ENDED              ENDED
                                   DECEMBER 31, 1998    JUNE 30, 1998      JUNE 30, 1999
                                   -----------------   ----------------   ----------------
Revenues.........................      $662,357            $324,382           $353,017
Gross Profit.....................           672                 465             17,448
Interest Expense.................        18,913               9,676              9,952
Income Tax Expense (Benefit).....       (10,809)             (5,434)             1,021
Net Income (Loss)................        (8,780)             (4,434)             5,249



     Gross profit includes depreciation and amortization expense of $25,416 for the year ended December 31, 1998, $12,438 for the six months ended June 30, 1998, and $14,723 for the six months ended June 30, 1999. The Income Tax Expense (Benefit) amount includes a tax benefit of $2,973 for the year ended December 31, 1998 and $1,486 for the six months ended June 30, 1998 and 1999, related to the transfer of certain timberlands to the unconsolidated subsidiaries in exchange for an installment note receivable. The related interest expense of $7,433 for the year ended December 31, 1998 and $3,717 for the six months ended June 30, 1998 and 1999, associated with the installment note has been eliminated.

                        PLUM CREEK TIMBER COMPANY, INC.



              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED


                        FINANCIAL STATEMENTS (CONTINUED)


             (DOLLARS IN THOUSANDS, EXCEPT PER UNIT/SHARE AMOUNTS)



     In accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," the revenue of the corporation related to the sale of timber to the unconsolidated subsidiaries will be deferred until the logs or finished goods are sold outside the group of unconsolidated subsidiaries. Therefore, all sales by the corporation to the unconsolidated subsidiaries are also included in the revenue of the unconsolidated subsidiaries in the period in which the timber (in the form of either whole logs, lumber, plywood or other wood products) is sold outside the unconsolidated subsidiaries. Revenue related to sales between the unconsolidated subsidiaries is eliminated in preparing the summarized combined financial information of the unconsolidated subsidiaries. Revenues reported by the corporation that were also included in the revenues of the unconsolidated subsidiaries amounted to $195,812 for the year ended December 31, 1998, $104,637 for the six months ended June 30, 1998 and $101,350 for the six months ended June 30, 1999.



     (m) Reflects the elimination of the general partner's allocation as a result of converting its general partner interest to a combination of common stock and special voting stock. In exchange for its general partner interest the general partner received 16,498,709 shares of common stock and 634,566 shares of special voting stock which is convertible into common stock.



     (n) Reflects the decrease in interest income as a result of decreased cash in the amount of $864 for payment related to a management incentive plan for the year ended December 31, 1998. See note (h).



     (o) Reflects the effect of the transfer of the manufacturing operations and harvesting activities to the unconsolidated subsidiaries.



     (p) Reflects the effect of certain non-cash pro forma adjustments discussed above on the unaudited pro forma condensed consolidated statement of cash flows.



     (q) Represents management's 1% contribution to the unconsolidated subsidiaries and the related effect on the unconsolidated subsidiaries' advance.



     (r) Represents the portion of the Management Incentive Plan paid by the unconsolidated subsidiaries.

                            SELECTED FINANCIAL DATA



     The following table sets forth, for the periods and at the dates indicated, selected combined historical financial data for Plum Creek Timber Company, L.P., and selected unaudited pro forma condensed consolidated financial data for Plum Creek Timber Company, Inc. after giving effect to the conversion of the partnership, a publicly traded master limited partnership, into a publicly traded real estate investment trust. The selected combined historical financial data for each of the three years in the period ending December 31, 1998 are derived from and should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The related combined historical financial data for the six months ended June 30, 1998 and 1999 is derived from the historical unaudited combined financial statements of the partnership included elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Interim results may not be indicative of results that may be expected for any other interim period or for the year as a whole. The selected unaudited pro forma condensed consolidated financial data is derived from and should be read in conjunction with the pro forma financial data contained elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements." The pro forma results of operations are not necessarily indicative of results of operations that will occur in the future.


                                                       YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------------------------------
                                                                                              PRO FORMA
                                1994       1995(1)      1996(2)        1997       1998(3)      1998(3)
                             ----------   ----------   ----------   ----------   ----------   ----------
                                     (DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.................  $  578,657   $  585,074   $  633,741   $  725,571   $  699,370   $  232,825(4)
  Operating Income.........     164,134      158,976      164,988      173,281      141,087      139,121
  Interest
    Expense -- Net.........     (46,521)     (45,763)     (48,850)     (59,251)     (59,580)     (40,971)
  Other Income (Expense) --
    Net....................      (4,477)      (1,910)     108,852       (2,254)      (5,554)          42
                             ----------   ----------   ----------   ----------   ----------   ----------
  Income Before Income
    Taxes and Equity in
    Earnings of
    Unconsolidated
    Subsidiaries and
    Preferred Stock
    Dividends..............     113,136      111,303      224,990      111,776       75,953       98,192
  Provision for Income
    Taxes..................         924          572        1,391           80          517           --
                             ----------   ----------   ----------   ----------   ----------   ----------
  Equity in Earnings (Loss)
    of Unconsolidated
    Subsidiaries and
    Preferred Stock
    Dividends(5)...........          --           --           --           --           --       (8,692)
  Net Income...............     112,212      110,731      223,599      111,696       75,436       89,500
  General Partner
    Interest...............      16,325       22,487       27,777       31,918       33,713           --
                             ----------   ----------   ----------   ----------   ----------   ----------
  Net Income Allocable to
    Unit/Shareholders......  $   95,887   $   88,244   $  195,822   $   79,778   $   41,723   $   89,500
                             ==========   ==========   ==========   ==========   ==========   ==========
  Net Income per
    Unit/Share.............  $     2.36   $     2.17   $     4.71   $     1.72   $     0.90   $     1.41
  Cash Distributions
    Declared per
    Unit/Share.............        1.67         1.96         2.02         2.20         2.28           --

                                        SIX MONTHS ENDED JUNE 30,
                             ------------------------------------------------
                                                                   PRO FORMA
                                1998               1999               1999
                             ----------         ----------         ----------
                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.................  $  336,124         $  362,570         $  110,903(4)
  Operating Income.........      68,926             83,116             64,643
  Interest
    Expense -- Net.........     (29,109)           (36,439)           (26,612)
  Other Income (Expense) --
    Net....................      (2,259)            (5,295)               (23)
                             ----------         ----------         ----------
  Income Before Income
    Taxes and Equity in
    Earnings of
    Unconsolidated
    Subsidiaries and
    Preferred Stock
    Dividends..............      37,558             41,382             38,008
  Provision for Income
    Taxes..................         147                985                 --
                             ----------         ----------         ----------
  Equity in Earnings (Loss)
    of Unconsolidated
    Subsidiaries and
    Preferred Stock
    Dividends(5)...........          --                 --              5,196
  Net Income...............      37,411             40,397             43,204
  General Partner
    Interest...............      16,599             17,162                 --
                             ----------         ----------         ----------
  Net Income Allocable to
    Unit/Shareholders......  $   20,812         $   23,235         $   43,204
                             ==========         ==========         ==========
  Net Income per
    Unit/Share.............  $     0.45         $     0.50         $     0.68
  Cash Distributions
    Declared per
    Unit/Share.............        1.14               1.14                 --

                                                       YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------------------------------
                                                                                              PRO FORMA
                                1994       1995(1)      1996(2)        1997       1998(3)      1998(3)
                             ----------   ----------   ----------   ----------   ----------   ----------
                                     (DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT AND PER SHARE AMOUNTS)
CASH FLOW AND OTHER DATA
  EBITDA(6)................  $  218,277   $  213,073   $  221,933   $  243,524   $  210,374   $  209,510
  Depreciation, Depletion
    and Amortization.......      54,143       54,097       56,945       70,243       69,287       44,301
  Capital
    Expenditures(7)........      25,837       30,683       19,280       28,348       64,340       64,340
  Net Cash Provided by
    Operating Activities...     155,115      165,214      171,948      189,976      164,004      153,961
  Net Cash Used in
    Investing Activities...     (20,907)     (25,712)    (419,241)     (28,080)     (65,834)     (66,240)
  Net Cash Provided by
    (Used in) Financing
    Activities.............    (107,291)    (112,840)     283,581     (150,407)    (119,758)    (105,410)

                                        SIX MONTHS ENDED JUNE 30,
                             ------------------------------------------------
                                                                   PRO FORMA
                                1998               1999               1999
                             ----------         ----------         ----------
                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT AND PER SHARE AMOUNTS)
CASH FLOW AND OTHER DATA
  EBITDA(6)................  $  100,802         $  118,104         $  117,294
  Depreciation, Depletion
    and Amortization.......      31,876             34,988             20,480
  Capital
    Expenditures(7)........      35,955             12,193             12,193
  Net Cash Provided by
    Operating Activities...      83,249             64,897             56,170
  Net Cash Used in
    Investing Activities...     (35,645)           (11,381)           (12,810)
  Net Cash Provided by
    (Used in) Financing
    Activities.............     (48,845)           (71,121)           (56,745)



                                                                AT DECEMBER 31,                                 AT JUNE 30,
                                         --------------------------------------------------------------   -----------------------
                                                                                                                       PRO FORMA
                                            1994         1995         1996         1997         1998         1999         1999
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)

BALANCE SHEET DATA
  Working Capital......................  $   90,511   $  111,541   $  152,988   $  158,262   $  129,587   $  115,353   $   71,379
  Total Assets.........................     826,220      826,086    1,336,434    1,300,897    1,438,243    1,399,925    1,212,587(8)
  Total Debt...........................     544,400      531,400      780,800      763,400      961,008      960,803      790,683(8)
  Partners' Capital....................     222,977      233,868      491,648(9)    470,337     405,415      374,956      388,912


-------------------------

 (1) Certain reclassifications have been made for comparability purposes and have no impact on net income.



 (2) Included in 1996 results of operations was a gain of $105,700 related to the sale of 107,000 acres of timberland in northeast Washington and northern Idaho and the impact of that sale from October 12, 1996. Results also include the impact of the acquisition from Riverwood International Corporation of 538,000 acres of timberland and related assets in Louisiana and Arkansas from October 19, 1996.



 (3) Results include the impact of the acquisition of 905,000 acres of timberland in Maine from November 12, 1998.



 (4) Reflects the reduction of revenues related to the manufacturing operations, harvesting activities and some higher and better use lands that were transferred to the unconsolidated subsidiaries.



 (5) On a combined basis the unaudited pro forma summary financial information of the unconsolidated subsidiaries as of periods indicated are summarized as follows:



                                                                 YEAR ENDED        SIX MONTHS ENDED
                                                              DECEMBER 31, 1998     JUNE 30, 1999
                                                              -----------------    ----------------
Revenues....................................................      $662,357             $353,017
Depreciation and Amortization...............................        25,416               14,723
Operating Income............................................           672               17,448
Interest Expense -- Net.....................................        18,913                9,952



     In accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," our revenue related to the sale of timber to our unconsolidated subsidiaries will be deferred until the logs or finished goods are sold outside the group of unconsolidated subsidiaries. Therefore, all of our sales to the unconsolidated subsidiaries will also be included in the revenue of the unconsolidated subsidiaries in the period in which the timber, in the form of either whole logs, lumber, plywood or other wood products, is sold outside the group of unconsolidated subsidiaries. Revenue related to sales between the unconsolidated subsidiaries is eliminated in preparing the summary combined financial information of the unconsolidated subsidiaries. Our reported revenues that were also included in the revenues of the unconsolidated subsidiaries amounted to $195,812 for the year ended December 31, 1998 and $101,350 for the six months ended June 30, 1999.

 (6) EBITDA is defined as operating income before depreciation, depletion, and amortization. Pro forma amounts include EBITDA from unconsolidated subsidiaries. EBITDA for our segments excludes some unallocated items such as corporate overhead expenses. EBITDA is provided because management believes EBITDA provides useful information for evaluating our ability to make cash distributions. EBITDA should not be construed as an alternative to operating income (as an indicator of our operating performance) or as an alternative to cash flows from operating activities (as a measure of liquidity).



 (7) Does not include $181,148 related to the Maine timberland acquisition in 1998 or $560,740 related to the Riverwood acquisition in 1996. Pro forma amounts include capital expenditures of $52,015 related to the unconsolidated subsidiaries for the year ended December 31, 1998 and $11,844 for the six months ended June 30, 1999.



 (8) Reflects the transfer of certain assets and liabilities related to the manufacturing operations, harvesting activities and some higher and better use lands to the unconsolidated subsidiaries. Pro forma total assets would be $1,426,482 and total debt would be $960,803 at June 30, 1999, if the unconsolidated subsidiaries were included as if consolidated with the corporation for financial reporting purposes.



 (9) The partnership issued 5.7 million units of limited partnership during 1996 for net proceeds of $144,297.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and the notes to those financial statements included in this prospectus. When we refer to the "corporation" we mean Plum Creek Timber Company, Inc. and its consolidated subsidiaries.

OVERVIEW

     REIT CONVERSION. On June 8, 1998, Plum Creek Timber Company, L.P. announced that the board of directors of its general partner had authorized the partnership to seek approval from its unitholders to convert its structure from a publicly traded master limited partnership to a REIT. On April 19, 1999, the unitholders approved this conversion, and on July 1, 1999, the conversion was completed. As a result of the conversion and in order to qualify for tax purposes as a REIT, some of the partnership's assets and associated liabilities related to manufacturing operations, harvesting activities and some higher and better use lands were transferred to several unconsolidated corporate subsidiaries. Each of our unconsolidated subsidiaries is a corporation subject to federal and state income tax. The corporation is entitled to approximately 99% of the economics of these unconsolidated subsidiaries through a combination of nonvoting common stock and preferred stock interests. In order to comply with REIT qualification rules, the remaining approximate 1% of the economics and 100% of the voting control of these unconsolidated subsidiaries are owned by four members of our senior management.

     FINANCIAL REPORTING IMPACT. As a result of the above described structural changes, the financial reporting under the REIT structure is different than the historical financial reporting by the partnership. Summarized below are the major items that are reported differently under the REIT structure:

     Revenues. The corporation owns and manages the timberlands and sells timber pursuant to timber cutting contracts. In order to meet REIT income qualification tests under the Internal Revenue Code, the corporation has entered into timber cutting contracts with the unconsolidated subsidiaries, and, unlike the partnership, the corporation does not recognize revenue from the harvesting and delivery of logs. Therefore, the corporation's revenue consists primarily of proceeds from timber cutting contracts, some qualified land sales and other miscellaneous real estate related income. In addition, the consolidated financial statements of the corporation do not include the revenues associated with the manufacturing operations, primarily lumber, plywood and medium density fiberboard sales, and some higher and better use land sales.

     Costs and Expenses. The corporation's cost of goods sold and selling, general and administrative expenses do not include the expenses associated with the manufacturing operations, harvesting activities and some higher and better use land sales.

     Interest Expense. The corporation's interest expense does not include the interest expense associated with approximately $170 million of debt that was transferred to the unconsolidated subsidiaries.


     Equity in Earnings (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends. Approximately 99% of the net earnings or loss from the manufacturing operations, harvesting activities and some higher and better use land sale activities are reflected in the corporation's net income through a single line item titled "Equity in Earnings (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends."


     Net Income. The corporation's net income is computed similarly to the partnership's historical net income with one exception. The exception relates to the ongoing income tax impact associated with the operations that were transferred to unconsolidated subsidiaries. Since our manufacturing operations, harvesting activities and some higher and better use land sales are now conducted through unconsolidated subsidiaries, the corporation's share of the unconsolidated subsidiaries' earnings are net of the related income tax expense or benefit. For example, generally in a year in which the unconsolidated subsidiaries report a consolidated loss, the corporation's net income will be favorably impacted by its share of the unconsolidated subsidiaries' income tax benefit. Similarly, in a year in which the unconsolidated subsidiaries report consolidated income, the corporation's net income will be reduced by its share of the unconsolidated subsidiaries' income tax expense.

     Earnings Per Share. In general, the corporation computes its earnings per share by dividing its net income by the weighted-average number of shares outstanding, which include the 17,133,275 shares that were issued to the partnership's general partner in the conversion. The partnership had historically computed net income per unit by dividing the partnership's net income available to unitholders by the weighted-average number of limited partner units outstanding. Net income available to unitholders was equal to the partnership's net income less the income allocated to the general partner, which consisted of an incentive distribution allocation and 2% of earnings. For example, in 1998 the general partner was allocated 45% of net income and received 25.5% of distributions made by the partnership. Therefore, for any given level of net income, earnings per share reported by the corporation may be different than the per unit amounts historically reported by the partnership.

     Assets and Liabilities. The corporation's balance sheet does not separately reflect the assets and liabilities associated with the manufacturing operations, harvesting activities and some higher and better use lands. Instead, the book value net of related liabilities for these assets and operations is reflected in the corporation's nonvoting common stock and preferred stock investments in the unconsolidated subsidiaries.

     Footnotes. The footnotes to the corporation's financial statements include summarized financial information for the unconsolidated subsidiaries on a combined basis, including revenues, gross profit, interest expense, income tax expense (benefit) and net income (loss).


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS. The corporation's period by period comparison of operating results is similar to the analysis provided by the partnership. The analysis is by business segment and incorporates the operations of both the corporation and the unconsolidated subsidiaries. The corporation continues to have the same five reportable segments as did the partnership.


     As used in this prospectus, "Northern Resources Segment" refers to our combined timber operations in the Northwest and Northeastern United States. "Southern Resources Segment" refers to our timber operations in the Southern United States. "Lumber Segment" refers to our combined lumber facilities. "Panel Segment" refers to our combined plywood and medium density fiberboard facilities. "Land Sales Segment" refers to our higher and better use land sales. "Other" refers to our southern plywood facility which was closed in 1998 and our northwest chip facility which was sold in 1998.

EVENTS AND TRENDS AFFECTING OPERATING RESULTS

     MARKET FORCES. The demand for logs and manufactured wood products depends upon international and domestic market conditions, the value of the United States dollar in foreign exchange markets, competition, the availability of substitute products and other factors. In particular, the demand for logs, lumber, plywood and medium density fiberboard is affected by new residential and industrial construction, and repair and remodel activity. These activities are subject to fluctuations due to changes in economic conditions, tariffs, interest rates, population growth and other economic, demographic and environmental factors. Additionally, the demand for logs is impacted by the demand for wood chips in the pulp and paper markets.

     CURRENT MARKET CONDITIONS. Throughout 1998 there was an excess supply of logs and lumber in the United States market due to economic weakness in Asia. The supply of logs in the Cascade Region increased significantly during 1998 due to both the re-direction of export quality logs to the domestic market and an inflow of logs from British Columbia. As a result, prices for our domestic logs in the Cascade Region decreased in 1998 by approximately 13% from 1997 levels. Prices for domestic logs in the Cascade Region for the first six months of 1999 improved by approximately 13% over 1998 prices, primarily due to strong lumber markets and weather-related harvesting curtailments. Prices for domestic logs in the Rocky Mountain Region declined modestly in 1998 compared to 1997 prices, primarily as a result of weak lumber markets and an excess supply of logs. Despite improving lumber and plywood markets, prices for domestic logs in the Rocky Mountain Region have remained flat during the first six months of 1999, primarily due to a balance of supply of and demand for logs throughout the region as a result of favorable harvesting conditions. Pulp log and chip prices in the Northwest remained weak during 1998 due to a world-wide excess supply of pulp and paper. Northwest pulp log and chip prices held steady during the first six months of 1999, as did prices for sawlogs and pulp logs in the Northeast Region.

     Sawlog prices in the Southern Region in 1998 were generally comparable to 1997. However, prices during the second half of 1998 were under downward pressure due to weak lumber prices and an excess supply of logs. Prices weakened further during the first six months of 1999 due to an excess supply of logs as a result of unusually favorable harvesting conditions. Pulp log prices in the Southern Region improved slightly in 1998 compared to 1997, primarily due to log supply shortages in the first half of the year as a result of weather-related harvesting curtailments. Prices for pulp logs in the Southern Region for the first six months of 1999 declined slightly compared to 1998 prices due to an abundant supply of logs as a result of favorable harvesting conditions.

     Export log prices for the Cascade Region decreased in 1998 by approximately 16% from 1997 levels, primarily due to continued economic weakness in Asia. Demand for export logs during 1998 remained weak due to lower Japanese housing starts, estimated to be 1.2 million in 1998 compared to 1.4 million in 1997, high unemployment, weakness in the Japanese yen, and low Japanese consumer confidence. Export log prices during the first six months of 1999 generally remained weak.


     Industry composite indices for commodity lumber prices were 16% lower in 1998 than in 1997, primarily due to the worldwide excess supply of lumber. Demand for lumber remained extremely strong during 1998 due to a robust United States economy, low interest rates, healthy job growth and strong consumer confidence. Both housing starts and new home sales in 1998 were approximately 10% above 1997 figures. However, due to weak Asian markets, the supply of lumber in the United States increased. The increased supply was primarily due to the re-direction of lumber previously sold in Japan and increased substitution of engineered wood products. Furthermore, lumber prices in the Southern United States have experienced greater downward pressure due to increased substitution of Western species and engineered wood products. Industry composite indices for commodity lumber prices for the first six months of 1999 improved by approximately 15% over 1998 indices. This price improvement is primarily due to the strong United States economy, which has resulted in a 7% increase in housing starts during the first six months of 1999 compared to the same period in the prior year, low field inventories and improving foreign markets. Lumber prices in the Southern United States during the first six months of 1999 have only increased slightly. Southern lumber price improvement has been limited because a smaller percentage of Southern Yellow Pine as compared to Western species is consumed in the housing sector and because of the continued substitution of engineered wood products. Board prices in the repair and remodel markets declined by over 10% in 1998 from 1997 levels. The price decline was primarily due to increased imports from European producers, as well as increased domestic production as a result of a shift in production from dimension lumber to boards. Imports of European lumber increased by approximately 300% in 1998 over 1997 volumes, to approximately 4% of the United States board market.

Board prices during the first six months of 1999 improved by approximately 5% over 1998 prices, primarily due to strong repair and remodeling activity as a result of the healthy United States economy. During 1999, European producers continued to supply approximately 4% of the United States board market.


     Industry composite indices for commodity plywood prices in 1998 were comparable to 1997 prices. Commodity plywood prices were generally under downward pressure during the first half of 1998 due to continued oriented strand board capacity expansion. Oriented strand board competes with plywood in some applications and continues to capture a significant share of the North American structural panel market, estimated at approximately 49% in 1998. However, commodity plywood prices improved during the second half of 1998, primarily due to strong building activity, rising oriented strand board prices and recent plywood plant closures. Industry composite indices for commodity plywood prices for the first six months of 1999 improved by approximately 11% over 1998 indices. The price improvement is primarily due to strong building activity, low field inventories, rising oriented strand board prices and declining plywood production. Industrial and specialty grade plywood prices remained strong during 1998 and strengthened further during the first six months of 1999, primarily due to strong consumer spending and rising commodity plywood prices.

     Medium density fiberboard prices in 1998 were comparable to 1997 prices. North American demand for medium density fiberboard continues to grow approximately 10% per year, primarily due to increased acceptance and expanded applications. The largest growth is occurring in applications that require high-quality panels, such as kitchen cabinets and moldings. However, despite improving demand, prices were generally under downward pressure during the fourth quarter of 1998, due to increased supply resulting from three new mills beginning operations in 1998, better operating performance by start-up mills and the re-direction to North American markets of medium density fiberboard previously sold in Asian markets. Medium density fiberboard prices generally held steady during the first six months of 1999, as the continued increase in demand was offset by higher production.

     COMPARABILITY OF FINANCIAL STATEMENT PERIODS. On November 12, 1998, we acquired 905,000 acres in Maine. On October 18, 1996, we acquired 529,000 acres, plus approximately 9,000 lease acres in Louisiana and Arkansas. We may also, from time to time, sell timberlands and facilities if attractive opportunities arise. For example, on October 11, 1996, we sold 107,000 acres in northeast Washington and northern Idaho, along with a sawmill near Colville, Idaho, to Stimson Lumber Company for approximately $141.9 million, plus $8.7 million for working capital. In 1996, these assets generated $61.0 million of revenues and $15.7 million of operating income. In 1995, these assets generated $67.8 million in revenues and $14.6 million in operating income. Accordingly, the comparability of periods covered by our financial statements is, and in the future may be, affected by the impact of acquisitions and divestitures.

     HARVEST PLANS. We determine our harvest plans based on a number of factors, including the economic maturity of each harvest area, timber growth rates, market demands for various species or log sizes, and environmental considerations.

     Harvest levels in the Rocky Mountain Region averaged approximately 365 million board feet in 1998 and 1997. We expect harvest levels in 1999 and 2000 to decline slightly compared to 1998. By the year 2000, we anticipate that we will have nearly completed the conversion of slower growing forests to younger, more productive stands in the Rocky Mountain Region, at which time we anticipate a moderate reduction in the region's harvest levels. Harvest levels in the Cascade Region averaged 150 million board feet during 1995 to 1997 before declining approximately 10% in 1998. Beginning in 1999, we expect harvest levels in the Cascade Region to decline for the foreseeable future as the conversion of slower growing forests to younger, more productive stands is completed. We anticipate the harvest level in the

Northeast Region, including sawlogs and pulpwood, to be approximately one million tons in 1999 and remain stable for the foreseeable future.

     Harvest levels in the Southern Region, including sawlogs and pulpwood, were approximately 800 thousand cunits during 1997 and declined to 760 thousand cunits during 1998. We expect the 1999 harvest volume to approximate the 1998 volume. Harvest levels for the years 2000 to 2003 will be moderately lower compared to 1998, as we complete both the conversion of mature second growth pine timberlands into intensively managed pine plantations and our accelerated thinning operations, which are intended to improve growth rates. In subsequent years, we expect harvest levels in the Southern Region to gradually increase as we benefit from faster growing, intensively managed plantations.

     Harvest plans are influenced by projections of our timber inventory, demand, timber supply from other sources, availability of legal access and other factors that may be outside of our control. Accordingly, actual harvest levels may vary materially. We believe that our harvest plans are sufficiently flexible to permit modification in response to short-term fluctuations in the markets for logs and lumber.


     STONE CONTAINER CORPORATION. A substantial portion of our wood chips derived from manufacturing lumber and plywood in the Rocky Mountain Region are sold to Stone Container Corporation under a long-term supply agreement. This agreement generally provides for market-based pricing for wood chips subject to minimum and maximum prices until December 31, 1999. If market prices for chips remain at current levels, which are below the minimum level set by the supply agreement, annual operating income would be reduced by approximately $11 million starting in the year 2000. The actual impact of the phase-out of the minimum pricing provision, however, cannot be accurately predicted, and will depend on future market prices.


HISTORICAL RESULTS OF OPERATIONS


     SIX MONTHS 1999 COMPARED TO SIX MONTHS 1998



     The following table compares operating income by segment for the six months ended June 30:



                          OPERATING INCOME BY SEGMENT


                            (UNAUDITED IN THOUSANDS)



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Northern Resources..........................................  $40,213   $29,114
Southern Resources..........................................   15,017    27,775
Lumber......................................................   10,280     4,351
Panel.......................................................   13,018     5,202
Land Sales..................................................    6,159     7,107
Other.......................................................       --       195
                                                              -------   -------
Total Segment Operating Income..............................   84,687    73,744
Other Costs & Eliminations..................................   (1,571)   (4,818)
                                                              -------   -------
Total.......................................................  $83,116   $68,926
                                                              =======   =======



     The accounting policies of the segments are substantially the same as those described in Note 1 to Notes to Combined Financial Statements of Plum Creek Timber Company, L.P. For segment purposes, however, inventories are stated at the lower of average cost or market on the first-in, first-out ("FIFO") method. Therefore, the difference in computing cost of goods sold under the last in, first out ("LIFO") and FIFO methods is included in "Other Costs & Eliminations."



     NORTHERN RESOURCES SEGMENT. Revenues increased by $28.0 million, or 28%, to $128.2 million in the first six months of 1999, compared to $100.2 million for the same period in 1998. This increase was primarily due to $20.5 million of additional revenues as a result of our Maine timberland acquisition and a 16% increase in harvest levels in the Rocky Mountain Region, offset in part by lower harvest levels in the Cascade Region. Harvest levels in the Rocky Mountain Region during the first six months of 1999 increased over harvest levels during the first six months of 1998 primarily due to favorable weather conditions, which allowed us to harvest some volume planned for later in the year.



     Northern Resources Segment operating income was 31% as a percentage of its revenues in the first six months of 1999 and 29% in the first six months of 1998. Northern Resources Segment costs and expenses increased by $16.9 million, or 24%, to $88.0 million in 1999, compared to $71.1 million in 1998. This increase was primarily due to $15.7 million of additional costs as a result of our Maine timberland acquisition and increased harvest levels in the Rocky Mountain Region, offset in part by lower harvest levels in the Cascade Region.



     SOUTHERN RESOURCES SEGMENT. Revenues decreased by $11.6 million, or 20%, to $46.5 million in the first six months of 1999, compared to $58.1 million for the same period in 1998. This decrease was primarily due to a 20% decline in sawlog prices, a 9% decline in pulpwood prices and a 7% decline in sawlog sales volume. The sawlog and pulpwood price declines were primarily due to favorable harvesting conditions and the harvesting of smaller logs. Weather conditions during the first six months of 1999 were unusually dry compared to unusually wet weather during the first six months of 1998. Additionally, by the end of 1998, we had nearly completed the conversion of mature second growth pine timberlands into intensively managed pine plantations and, as a result, average log size had decreased. The sawlog sales volume decline was primarily due to a reduction in the internal usage of logs and an abundant supply of logs throughout the region. Internal usage declined due to the July 1998 closure of the Joyce, Louisiana plywood facility and the three-month delayed start-up of the new Joyce, Louisiana sawmill.



     Southern Resources Segment operating income was 32% as a percentage of its revenues in the first six months of 1999, and 48% in the first six months of 1998. This decline is primarily due to lower sawlog and pulpwood prices and higher log and haul costs. Southern Resources Segment costs and expenses increased by $1.1 million, or 4%, to $31.5 million in 1999, compared to $30.3 million in 1998, primarily due to a slight increase in log and haul costs.



     LUMBER SEGMENT. Revenues increased by $30.9 million, or 23%, to $168.0 million in the first six months of 1999, compared to $137.1 million for the same period in 1998. Excluding the incremental increase in revenues of $14.7 million related to the May 1998 acquisition of the Meridian, Idaho remanufacturing facility, revenues increased by $16.2 million. This increase was primarily due to a 13% increase in lumber sales volume, offset in part by a 7% decline in Southern lumber prices. Lumber sales volume increased primarily due to the nearly 45% increase in production volumes at our Joyce, Louisiana sawmill and the nearly 20% increase in production volumes at our Pablo, Montana sawmill as a result of mill reconfiguration projects. Southern lumber prices for the first six months of 1999 decreased compared to prices for the first six months of 1998, primarily due to a lower percentage of higher-value, wide-dimension lumber in our sales mix, as a result of the lower volume of large diameter sawlogs harvested on our timberlands.



     Lumber Segment operating income was approximately 6% as a percentage of its revenues in the first six months of 1999 and 3% in the first six months of 1998. The increase was primarily due to slightly higher Northwest lumber prices, higher lumber sales volume and lower log costs. Lumber Segment costs and expenses increased by $25.0 million, or 19%, to $157.8 million in the second quarter of 1999, compared to $132.8 million in the second quarter of 1998. Excluding the incremental increase in expense of $13.8 million related to the May 1998 acquisition of the Meridian, Idaho remanufacturing facility, expenses increased by $11.2 million. This increase of $11.2 million is primarily due to an increase in lumber sales volume, offset in part by lower log costs in our Southern Region.



     PANEL SEGMENT. Revenues increased by $6.4 million, or 8% to $84.6 million in the first six months of 1999, compared to $78.2 million for the same period in 1998. This increase was primarily due to an 11% increase in plywood prices. Plywood prices rose steadily during the first six months of 1999. The industry composite indices for commodity plywood prices during the first six months of 1999 were 17% above the indices during the first six months of 1998. The price improvement was primarily due to strong building activity in the United States, rising oriented strand board prices and declining plywood production by other manufacturers. Industrial and specialty grade plywood prices also were higher during the first six months of 1999 compared to the first six months of 1998, primarily due to rising commodity plywood prices and strong industrial sales activity.



     Panel Segment operating income was 15% as a percentage of its revenues in the first six months of 1999 and 7% in the first six months of 1998. The increase in operating income was primarily due to higher plywood prices and slightly lower medium density fiberboard and plywood raw material costs. Panel Segment costs and expenses decreased by $1.3 million to $71.6 million in the second quarter of 1999, compared to $73.0 million in the second quarter of 1998. This decrease was primarily due to a 10% decrease in medium density fiberboard raw material costs and a 3% decrease in plywood raw material costs.



     LAND SALES SEGMENT. Revenues decreased by $1.3 million, or 15%, to $7.1 million in the first six months of 1999, compared to $8.4 million in the first six months of 1998. Land Sales Segment operating income was 87% as a percentage of its revenues in the first six months of 1999 and 85% in the first six months of 1998. Land Sales Segment costs and expenses decreased by $0.4 million, or 3% to $0.9 million in the first six months of 1999, compared to $1.3 million in the first six months of 1998.



     Other Costs and Eliminations, which consists of corporate overhead, intercompany log profit elimination and the change in the LIFO reserve, decreased operating income by $1.6 million in the first six months of 1999, compared to $4.8 million in the first six months of 1998. The change in Other Costs and Eliminations of $3.2 million was primarily due to lower corporate overhead, offset in part by a decline in the amount of intercompany log profit recognized. Corporate overhead decreased by $8.5 million during the first six months of 1999 compared to the first six months of 1998, primarily due to a second quarter 1998 long-term incentive plan expense of $8.8 million. Deferred intercompany log profit of $8.3 million was recognized during the first six months of 1999 compared to $12.3 million during the first six months of 1998. This decrease of $4.0 million is primarily due to the build-up of log inventories in the Southern Resources Segment in the fourth quarter of 1997 and the subsequent processing of these logs in the first quarter of 1998. Similar log inventories were not built-up during the fourth quarter of 1998. The profit on intercompany log sales is deferred until the lumber and plywood manufacturing facilities convert existing log inventories into finished products and sell them to third parties, at which time intercompany profit is recognized.



     Interest expense increased by $7.4 million, or 25%, to $37.0 million, in the first six months of 1999, compared to $29.6 million in the first six months of 1998. This increase was primarily due to the issuance of $177 million of senior notes in the fourth quarter of 1998 to finance our Maine timberland acquisition.



     Reorganization Costs of $5.1 million for the first six months of 1999 were costs associated with our conversion into a REIT. See Note 2 of Notes to Combined Financial Statements of Plum Creek Timber Company, L.P. Reorganization Costs consisted of fees for legal, investment banking and tax consultants, as well as printing and other related costs. Reorganization Costs were expensed as incurred.

     The income allocated to the former general partner of the partnership increased by $0.6 million to $17.2 million in the first six months of 1999, compared to $16.6 million for the same period in 1998. The increase was due to the increase in the distribution paid to limited partners, which totaled $1.14 per unit during the first six months of 1999, compared to $1.12 per unit during the first six months of 1998.


RESULTS OF FISCAL YEARS ENDED 1998, 1997, 1996

     The following table compares operating income by segment for the years ended December 31:

                          OPERATING INCOME BY SEGMENT
                            (UNAUDITED IN THOUSANDS)

                                                   1998        1997        1996
                                                 --------    --------    --------
Northern Resources.............................  $ 73,715    $ 98,792    $119,767
Southern Resources.............................    53,568      54,313       8,149
Lumber.........................................     2,599      34,667      18,596
Panel..........................................    14,360       8,462       5,305
Land Sales.....................................    26,598      13,963      35,434
Other..........................................    (2,247)     (1,152)     (1,682)
                                                 --------    --------    --------
Total Segment Operating Income.................   168,593     209,045     185,569
Other Costs & Eliminations.....................   (27,506)    (35,764)    (20,581)
                                                 --------    --------    --------
          Total................................  $141,087    $173,281    $164,988
                                                 ========    ========    ========

     The accounting policies of the segments are substantially the same as those described in Note 1 to Notes to Combined Financial Statements of Plum Creek Timber Company, L.P. For segment purposes, however, inventories are stated at the lower of average cost or market on the FIFO method. Therefore, the difference in computing cost of goods sold under the LIFO and FIFO methods is included in "Other Costs & Eliminations."

     FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

     NORTHERN RESOURCES SEGMENT. Revenues decreased by $23.6 million, or 9%, to $250.3 million in 1998, compared to $273.9 million in 1997. This decrease was primarily due to declining harvest levels in the Cascade Region, lower domestic log prices in the Rocky Mountain and Cascade Regions, lower export log prices and the re-direction of export quality logs to the domestic market, offset in part by $5.8 million of additional revenues as a result of the Maine timberland acquisition. An approximate 15% planned decline in the sawlog harvest level in the Cascade Region decreased revenue by approximately $13 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Events and Trends Affecting Operating Results -- Harvest Plans." Rocky Mountain Region domestic log prices decreased by 4% and Cascade Region domestic log prices decreased by 13%, compared to 1997, primarily as a result of weak lumber markets and an excess supply of logs. Export prices decreased by 16%, primarily due to a decline in Japanese demand for logs.

     Northern Resources Segment operating income was 29% as a percentage of its revenues in 1998 and 36% in 1997. This decrease is primarily due to the decline in domestic and export log prices and the re-direction of export quality logs to the domestic market. Northern Resources Segment costs and expenses increased by $1.5 million, or 1%, to $176.6 million in 1998, compared to $175.1 million in 1997. This increase was primarily due to $4.5 million of additional costs as a result of the Maine timberland acquisition, offset in part by decreased harvesting costs in the Cascade Region as a result of reduced harvest levels.

     SOUTHERN RESOURCES SEGMENT. Revenues decreased by $0.7 million to $118.4 million in 1998, compared to $119.1 million in 1997. This decrease is primarily due to a 7% decline in Southern domestic log sales volume, offset in part by slightly higher Southern pulp log prices and increased in-woods chipping operations.

     Southern Resources Segment operating income was 45% as a percentage of its revenues in 1998 and 46% in 1997. Southern Resources Segment costs and expenses remained flat year to year, with $64.8 million of costs and expenses in each of 1998 and 1997.

     LUMBER SEGMENT. Revenues decreased by $13.2 million, or 4%, to $281.6 million in 1998, compared to $294.8 million in 1997. Excluding revenues associated with the May 1998 Meridian acquisition, 1998 revenues decreased by $29.4 million, or 10%, to $265.4 million, compared to $294.8 in 1997. This decrease was primarily due to lower Northwest and Southern lumber prices, offset in part by increased Southern lumber sales volume. Northwest lumber prices decreased by 12% and Southern lumber prices decreased by 13%, compared to 1997, primarily due to the worldwide overproduction of lumber resulting from weak Asian demand. Southern lumber sales volume increased by 4% compared to 1997, primarily due to the processing of additional logs following the July 1998 Southern plywood facility closure.

     Lumber Segment operating income was 1% as a percentage of its revenues in 1998 and 12% in 1997. This decrease is primarily due to the severe decline in Northwest and Southern lumber prices. Lumber Segment costs and expenses increased by $18.8 million, or 7%, to $279.0 million in 1998 compared to $260.2 million in 1997. This increase was primarily due to $15.7 million of additional operating costs related to the Meridian remanufacturing plant acquisition and increased Southern lumber sales volume.

     PANEL SEGMENT. Revenues increased by $5.0 million, or 3%, to $154.6 million in 1998, compared to $149.6 million in 1997. This increase was primarily due to increased medium density fiberboard and plywood sales volume and higher plywood prices. Medium density fiberboard sales volume increased by 7% compared to 1997, primarily due to increased production as a result of operational improvements. Plywood sales volume increased by 2% compared to 1997, primarily due to additional shifts and improved fiber recovery. Plywood prices increased by 2% compared to 1997, primarily due to a higher value product mix.

     Panel Segment operating income was 9% as a percentage of its revenues in 1998 and 6% in 1997, primarily due to lower medium density fiberboard raw material costs and higher plywood prices. Panel Segment costs and expenses decreased by $0.9 million, or 1%, to $140.3 million in 1998, compared to $141.2 million in 1997. This decrease was primarily due to reduced medium density fiberboard raw material costs, offset in part by increased medium density fiberboard and plywood sales volume.

     LAND SALES SEGMENT. Revenues increased by $14.9 million, or 83%, to $32.8 million in 1998, compared to $17.9 million in 1997. This increase was primarily due to two large land sales consummated in the fourth quarter of 1998 for total proceeds of $17.7 million.

     Land Sales Segment operating income was 81% as a percentage of its revenues in 1998 and 78% in 1997. Land Sales Segment costs and expenses increased by $2.3 million, or 59%, to $6.2 million in 1998, compared to $3.9 million in 1997, primarily due to additional sales.

     Other Costs and Eliminations, which consists of corporate overhead, intercompany log profit elimination and the change in the LIFO reserve, decreased operating income by $27.5 million in 1998, compared to $35.8 million in 1997. The change in Other Costs and Eliminations of $8.3 million is primarily due to a decrease in the deferral of intercompany log profit elimination, offset in part by increased corporate overhead. The profit on intercompany log sales is deferred until the lumber and plywood manufacturing facilities convert existing log inventories into finished products and sell them to third parties, at which time intercompany profit is recognized. During 1998, intercompany log profit of $6.2 million was released while $7.8 million was deferred during 1997. The increase in operating income due to intercompany log profit is primarily due to the build-up of log inventories in Southern Resources in the fourth quarter 1997 and the subsequent processing of these logs in the first quarter 1998 during weather-related harvest restrictions. Similar log inventories were not built-up during the fourth quarter 1998. The decrease in operating income due to corporate overhead is primarily due to achieving a fifth and final target under our 1994 Long-Term Incentive Plan and Key Employee Long-Term Incentive Plan in April 1998. The expense related to these plans was approximately $13.3 million in 1998, compared to $7.8 million in 1997. A portion of the increase was offset by lower incentive compensation accruals due to lower earnings levels.

     Reorganization costs of $4.8 million were costs associated with our conversion to a REIT. See Note 2 of Notes to Combined Financial Statements of Plum Creek Timber Company, L.P. Reorganization costs consisted of fees for legal, investment banking and tax consultants, as well as printing and other related costs. Reorganization costs were expensed as incurred.

     The income allocated to the former general partner of the partnership increased by $1.8 million to $33.7 million for 1998, compared to $31.9 million for 1997, primarily due to higher quarterly distributions to unitholders. Net income was allocated to the former general partner based on two percent of the partnership's net income, adjusted for the former general partner's incentive distribution, plus the incentive distribution. The former general partner's incentive distribution was based on the number of outstanding units times a percentage of the per unit distribution paid to limited partners, which totaled $2.26 per unit in 1998, compared to $2.16 per unit in 1997.

     FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

     NORTHERN RESOURCES SEGMENT. Revenues decreased by $34.9 million, or 11%, to $273.9 million in 1997, compared to $308.8 million in 1996. This decrease was primarily due to a decline in Rocky Mountain Region log sales volume, lower export sales volume, and a decrease in export log sales prices. Domestic log sales volume in the Rocky Mountain Region decreased by 14% compared to 1996, as a result of the October 1996 sale of 107,000 acres of timberlands. Export sales volumes decreased by 17% primarily as a result of the re-direction of export quality logs to the domestic market due to weak export markets. Export prices decreased by 7% compared to 1996, due to decreased demand as a result of the weakness in Japan's domestic economy and an increase in the global supply of logs targeted toward the Japanese market.

     Northern Resources Segment operating income was 36% as a percentage of its revenues in 1997 and 39% in 1996. This decrease was primarily due to higher log and haul costs in the Rocky Mountain Region and lower export log sales prices. Northern Resources Segment costs and expenses decreased by $13.9 million, or 7%, to $175.1 million in 1997, compared to $189.0 million in 1996. This decrease was primarily due to the decline in Rocky Mountain Region log sales volume, offset in part by increased log and haul costs in the Rocky Mountain Region. Rocky Mountain Region log and haul costs increased by 8% as a result of more expensive logging methods.

     SOUTHERN RESOURCES SEGMENT. Revenues increased by $100.8 million to $119.1 million in 1997, compared to $18.3 million in 1996. This increase was due to the October 1996 Southern Region acquisition. Prior to October 1996, we had no operations in the South.

     Southern Resources Segment operating income was 46% as a percentage of its revenues in 1997 and 45% in 1996. Southern Resources Segment costs and expenses increased by $54.7 million to $64.8 million in 1997, compared to $10.1 million in 1996. This increase was due to the October 1996 Southern Region acquisition.

     LUMBER SEGMENT. Revenues increased by $55.5 million, or 23%, to $294.8 million in 1997, compared to $239.3 million in 1996. This increase was due to additional revenues of $83.0 million from the Southern lumber facilities and increased lumber sales prices, offset in part by lower lumber sales volumes and decreased Northwest chip revenues. Lumber sales prices in the Northwest increased by 3%, primarily due to strength in the United States housing market and the reduction in supply of preferred western species. Northwest lumber sales volume decreased by 15% compared to 1996, primarily due to the October 1996 sale of the Arden sawmill in Colville, Washington. Wood chip sales volume decreased compared to 1996 due to the sale of the Arden sawmill.

     Lumber Segment operating income was 12% as a percentage of its revenues in 1997 and 8% in 1996. This increase was primarily due to higher Northwest lumber prices and the Southern Region acquisition. Lumber Segment costs and expenses increased by $39.5 million, or 18%, to $260.2 million in 1997, compared to $220.7 million in 1996. This increase was primarily due to $72.8 million of additional costs related to the Southern lumber facilities, offset in part by lower Northwest lumber sales volumes.

     PANEL SEGMENT. Revenues increased by $10.7 million, or 8%, to $149.6 million in 1997, compared to $138.9 million in 1996. This increase was primarily due to higher plywood and medium density fiberboard sales volumes, offset in part by lower medium density sales prices. Plywood sales volume in the Northwest increased by 8% compared to 1996, primarily as a result of increased production due to additional production shifts and capital improvements. Medium density fiberboard sales volume increased by 13% primarily due to greater efficiencies from high-energy refiners that were installed in the third quarter 1995. Medium density fiberboard sales prices decreased by 6% primarily as a result of industry capacity expansion and aggressive pricing by start-up mills.

     Panel Segment operating income was 6% as a percentage of its revenues in 1997 and 4% in 1996. Panel Segment costs and expenses increased by $7.6 million, or 6%, to $141.2 million in 1997, compared to $133.6 million in 1996. This increase was primarily due to higher plywood and medium density fiberboard sales volumes, offset in part by lower medium density fiberboard raw materials and production costs.

     LAND SALES SEGMENT. Revenues decreased by $24.4 million, or 58%, to $17.9 million in 1997, compared to $42.3 million in 1996. This decrease was the result of 3,350 acres of "higher and better use" land being sold in 1997 compared to sales of 21,600 acres in 1996.

     Land Sales Segment operating income was 78% as a percentage of its revenues in 1997 and 84% in 1996. Land Sales Segment costs and expenses decreased by $3.0 million, or 43%, to $3.9 million in 1997, compared to $6.9 million in 1996.

     Other Costs and Eliminations, which consists of corporate overhead, intercompany log profit elimination and the change in the LIFO reserve, decreased operating income by $35.8 million in 1997, compared to $20.6 million in 1996. The variance of $15.2 million was primarily due to an increase in both corporate overhead and the deferral of intercompany profit. The increase in corporate overhead is primarily due to expense resulting from the achievement of a unit value target under our 1994 Long-Term Incentive Plan and Key Employee Long-Term Incentive Plan during the third quarter 1997 and the addition of the Southern Region. The increase in deferred intercompany log profit was a result of increasing inventory levels in 1997. Mill log inventories levels in the Southern Region increased as a result of anticipated weather-related harvesting curtailments during the first quarter 1998 and, in the Northwest, due to favorable harvesting conditions during the fourth quarter 1997. The profit on intercompany log sales is deferred until the lumber and plywood manufacturing facilities convert existing log inventories into finished products and sell them to third parties, at which time intercompany profit is recognized. The achievement of a unit value target under our Long-Term Incentive Plan and Key Employee Long-Term Incentive Plan resulted in $7.8 million of expense in 1997, the majority of which was included in selling, general and administrative expenses, compared to an expense of $3.9 million in 1996.

     Interest expense increased by $10.3 million, or 21%, to $60.4 million in 1997, compared to $50.1 million in 1996, primarily due to the issuance of $200 million of senior notes in the fourth quarter 1996 related to the Southern Region acquisition. Gain on disposition of assets in 1996 included $105.7 million related to the Newport asset sale.

     The income allocated to the former general partner of the partnership increased by $4.1 million during 1997 compared to 1996 due to higher quarterly distributions to unitholders and the issuance of 5.7 million additional limited partner units in the fourth quarter of 1996, offset in part by lower net income. Net income was allocated to the former general partner based on two percent of the partnership's net income, adjusted for the former general partner's incentive distribution paid, plus the incentive distribution. The incentive distribution is based on a percentage of the quarterly distribution paid which totaled $2.16 per unit in 1997, compared to $2.00 per unit in 1996.

     EXPORT SALES. Export log and finished product sales are denominated in United States dollars and include markets in Pacific Rim countries, principally Japan, and to Canada and Europe. Combined export revenues as a percentage of total revenues were 5% in 1998, 9% in 1997 and 11% in 1996.

YEAR 2000 READINESS DISCLOSURE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the computer shutting down or performing incorrect computations. As a result, before December 31, 1999, computer systems and software used by many companies may need to be upgraded to comply with "Year 2000" requirements.

     During the first quarter of 1997, we adopted a Year 2000 plan to identify and address both internal and external Year 2000 issues. Our Year 2000 plan addresses the following:

     - information technology systems;

     - process control systems and embedded chips used in our manufacturing operations; and

     - key business relationships.

Pursuant to our plan, we completed a company-wide assessment of our information technology systems in 1997 to determine the impact of the Year 2000 issue. We completed most of the necessary revisions to our systems and processes by year-end 1998. Testing and verification of our systems and processes for Year 2000 compliance will be completed prior to January 1, 2000.

     OUR STATE OF READINESS

     Over the last five years, we have replaced many of our business computer systems in order to realize cost savings and process improvements. A majority of these replacements, all of which are Year 2000 compliant, were completed prior to the company-wide Year 2000 issue assessment. The related costs have been capitalized. In 1999, we completed the replacement of our payroll and human resources systems. To replace these systems, we spent approximately $300,000 in 1998 and approximately $110,000 in 1999. These costs have been capitalized.

     Our log accounting systems have required program modifications to achieve Year 2000 readiness. The program modifications and testing was completed in June 1999 at an approximate cost of $28,000 for 1998 and an approximate cost of $7,000 for 1999. Our information systems personnel performed all remediation efforts, and the related costs were expensed as incurred.


     During 1998, we completed an inventory of the process control systems and embedded chips used in our manufacturing operations and we identified the systems that could be subject to Year 2000 problems. The systems used in the lumber and plywood operations require minimal changes, while the medium density fiberboard systems will require the replacement of some process control software. The modifications and testing of the manufacturing control systems will be completed in 1999, at an approximate cost of $33,000 for 1998 and an approximate cost of $132,000 for 1999. These costs will be expensed as incurred. Currently, the modifications and testing of the manufacturing process control systems are substantially complete.


     As part of our Year 2000 plan, service providers, vendors, suppliers and customers that are critical to our operations have been notified and steps are being undertaken to determine their Year 2000 readiness through questionnaires, interviews, and other available means. We will continue our efforts to determine the readiness of our key business partners and the potential impacts on our operations if key business partners are not Year 2000 compliant by year-end 1999.

     RISKS ASSOCIATED WITH YEAR 2000 ISSUES

     We rely on our key business partners for materials and services. If our business partners fail to achieve Year 2000 compliance, our ability to operate could be adversely impacted. However, the impact would be limited to the extent that sufficient alternate supplies of materials or services are available.

     We are also dependent upon our customers for sales and cash flow. Year 2000 interruptions in our customers' operations could result in reduced sales, increased inventory or receivable levels, and cash flow reductions. While these events are possible, our customer base is broad enough to minimize the effects of individual occurrences.

     CONTINGENCY PLANS

     We are evaluating the need for contingency plans to mitigate possible business disruptions. Contingency plans may include increasing raw materials inventories, securing alternate sources of supply, or modifying production schedules. Additionally, if we determine that key business partners may fail to achieve Year 2000 readiness, we will develop appropriate contingency plans.

     SUMMARY CONCLUSION

     Based on our assessments, we do not expect Year 2000 issues relating to our information technology systems, process control systems or embedded chips used in our manufacturing operations to have a material impact on our financial position, results of operations or liquidity. Furthermore, we will continue to monitor the progress of our key business partners in achieving Year 2000 compliance, and, to the extent practicable, will develop contingency plans. However, we can give no assurance that our key business partners will achieve Year 2000 compliance on a timely basis, or the extent to which operations may be impacted in the event that our key business partners fail to achieve Year 2000 compliance.


LIQUIDITY AND CAPITAL RESOURCES



     During the first six months of 1999, net cash provided by operating activities totaled $64.9 million, compared to $83.2 million for the same period in 1998. The decrease of $18.3 million was primarily due to an unfavorable working capital variance of $21.5 million, offset in part by higher net income and higher depreciation, depletion and amortization. The unfavorable working capital variance is primarily due to a $14.9 million other current liability variance, a $5.4 million accounts receivable variance and a $5.2 million inventory variance, offset in part by a favorable $5.3 million wages payable variance. The other current liability variance of $14.9 million was primarily due to the second quarter 1998 long-term incentive plan expense of $8.8 million, of which $2.4 million was funded in the third quarter of 1998 and the remainder in the first quarter of 1999. The accounts receivable variance of $5.4 million was primarily due to the timing of collections. The inventory variance of $5.2 million was primarily due to the build-up of log inventories in our Southern Region in the fourth quarter of 1997 and the subsequent processing of these logs in the first quarter of 1998 during weather-related harvesting curtailments. The Southern Region did not build similar log inventories in the fourth quarter of 1998. The favorable wages payable variance of $5.3 million was primarily due to lower incentive compensation accruals during the first six months of 1998 as a result of lower earnings levels.



     We have an unsecured line of credit with a group of banks. Subject to customary covenants, the line of credit allows for borrowings from time to time of up to $225 million for general corporate purposes, including up to $20 million of standby letters of credit. The line of credit matures on December 13, 2001 and bears a floating rate of interest. As of June 30, 1999, $218 million was outstanding with $7 million remaining available. As of July 15, 1999, $111 million of the borrowings on the line of credit were repaid.



     Our borrowing agreements contain certain restrictive covenants, including limitations on harvest levels, sales of assets, cash distributions and the incurrence of indebtedness. In addition, the line of credit requires the maintenance of an interest coverage ratio. We were in compliance with these debt covenants as of June 30, 1999.



     Of the net proceeds of this offering, approximately $90 million will be used to repay outstanding debt under our line of credit and the remainder will be used for general business purposes. Following this offering and the application of the proceeds to reduce the amount outstanding under our line of credit, we will have $225 million available under our line of credit.



     Our board of directors has declared a third quarter distribution of $0.57 per share to be paid on November 24, 1999 to stockholders of record as of November 12, 1999. We distributed $0.57 per share with respect to the second quarter of 1999, paid on August 26, 1999 to shareholders of record on August 13, 1999. This distribution of $0.57 per share was equivalent to $2.28 on an annualized basis. Future distributions will be determined by our board of directors, in its sole discretion, based on our results of operations, cash flow and capital requirements, economic conditions, tax considerations, debt covenant restrictions and other factors, including harvest levels and future acquisitions.



     Cash required to meet our quarterly cash distributions, capital expenditures and principal and interest payments will be significant. Management believes, however, that expected borrowings under our line of credit, cash otherwise on hand and cash flows from continuing operations will be sufficient to fund planned capital expenditures, distributions, and interest and principal payments for the next twelve months.



     Capital Expenditures. Capital expenditures in the first six months of 1999 totaled $12.2 million, compared to $36.0 million for the same period in 1998. Total 1999 capital expenditures are expected to be approximately $26 million, compared to $64.3 million expended in 1998. Planned capital expenditures include approximately $5 million to complete the construction of the Joyce, Louisiana sawmill, $6 million for replacement and upgrades of equipment and $15 million for logging roads, reforestation and other expenditures related to our timberlands.

                              THE REIT CONVERSION

     On July 1, 1999, in order to better align our legal structure with our long-term growth objectives, we converted from a master limited partnership to a REIT. In connection with this conversion, we issued 73% of our equity to our former limited partners in the form of common stock, and 27% of our equity to our former general partner in the form of common stock and special voting stock, which is convertible into common stock. See "Description of Capital Stock."


     We believe that our new structure has the following advantages:


     - We have a greater capacity to compete for acquisitions due to our ability to structure acquisitions on a tax efficient basis, including through the issuance of our common stock and limited partnership interests in our operating partnership;

     - We expect to have a lower cost of capital than we did as a master limited partnership;

     - We can attract a broader base of investors as a REIT than we could as a master limited partnership;

     - We maintain substantially all of the advantages of single-layer taxation enjoyed under our prior master limited partnership structure with respect to the treatment of taxable income; and

     - Unlike the treatment of distributions for most REITs, we anticipate that a significant portion of the distributions to our stockholders will continue to be taxable to the stockholders at long-term capital gains rates for Federal income tax purposes. The maximum Federal long-term capital gains rate for individuals is 20%.


     In order to comply with the asset and income requirements for qualification as a REIT under the Internal Revenue Code, we have transferred our manufacturing and marketing operations, including our sawmills, plywood mills and a medium density fiberboard facility and our operations relating to the sale of higher and better use properties, to several unconsolidated subsidiaries. In addition, two of our unconsolidated subsidiaries purchase standing timber from our operating partnership and its subsidiaries. Our unconsolidated subsidiaries sell some of this purchased timber to mills owned by third-parties, and convert the remaining logs to lumber, plywood, and other wood products, including medium density fiberboard. All reference to these operations contained in this prospectus refer to the operations of our unconsolidated subsidiaries.


     Provisions of the Internal Revenue Code limit the voting stock that a REIT may own in other corporations. As a result, members of our senior management have purchased all of the voting stock of our unconsolidated subsidiaries. These purchases were financed through full-recourse, secured loans from our operating partnership. The following table indicates the members of senior management and their percentage ownership of the voting stock of the unconsolidated subsidiaries:

                            NAME                              PERCENTAGE OWNERSHIP
                            ----                              --------------------
Rick R. Holley..............................................           34%
William R. Brown............................................           22%
Michael J. Covey............................................           22%
Charles P. Grenier..........................................           22%

     The corporation is entitled to approximately 99% of the dividends from the unconsolidated subsidiaries. Our unconsolidated subsidiaries are not consolidated for accounting purposes and are subject to income tax at the corporate level of approximately 40%.

     Had this structure been in place in fiscal 1998, the pro forma effect on our operating results would have been a reduction in revenues of approximately $466.5 million with an increase in net income of approximately $14.1 million. The reduction in revenues is due to the transfer of our manufacturing operations to unconsolidated subsidiaries. The increase in net income is primarily due to the recording of a tax benefit related to the combined book loss of the unconsolidated subsidiaries and the elimination of nonrecurring REIT conversion costs. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                                    BUSINESS

OVERVIEW


     We are the fifth largest owner of private timberlands in the United States with a forest resource base of approximately 3.3 million acres. Our diverse timber holdings are located in four distinct regions and are strategically situated near end-markets for our products. As of December 31, 1998, we estimate that our timber portfolio contained approximately 35.6 million cunits, as summarized below. A cunit is a standard unit of measurement of volume equal to one hundred cubic feet of timber.



                                              ACRES         CUNITS              PRIMARY
             REGION (STATES)                 (OWNED)     (IN MILLIONS)          SPECIES
             ---------------                ---------    -------------    --------------------
Cascade Region............................    307,000         5.0             Douglas-fir
  Washington                                                                    Hemlock

Rocky Mountain Region.....................  1,586,000        12.3             Douglas-fir
  Montana                                                                        Larch
  Idaho                                                                           Pine

Northeast Region..........................    905,000        13.8                Spruce
  Maine                                                                           Firs
                                                                                 Birch
                                                                                 Maple

Southern Region...........................    525,000         4.5         Southern Yellow Pine
  Louisiana
  Arkansas



     Our disciplined growth strategy has allowed us to expand and diversify our timber holdings, as well as increase our cash flow. Over the last decade, we have increased our timber holdings from approximately 1.4 million acres to approximately 3.3 million acres at the end of 1998. For the same period, our inventory of standing timber increased from approximately 19.4 million cunits to approximately 35.6 million cunits. In addition, our EBITDA, defined as operating income before depreciation, depletion and amortization, grew from $97 million in 1990 to approximately $210 million in 1998. EBITDA does not take into account capital expenditures, does not represent cash provided by operating activities in accordance with generally accepted accounting principles and does not indicate the cash available to fund cash needs, including distributions to stockholders.


INDUSTRY OVERVIEW

     UNIQUE ASSET CHARACTERISTICS

     The timber industry provides raw material and conducts resource management activities for the paper and forest products industry, including the planting, fertilizing, thinning, and cutting of trees and the marketing of logs. Logs are marketed and sold either as sawlogs to lumber and other wood products manufacturers or as pulplogs to pulp and paper manufacturers. The timber industry possesses several unique characteristics that distinguish it from the broader paper and forest products industry which we believe make timber an attractive asset class, including the following:


     - Renewable Resource -- Timber is a growing and renewable resource that, if properly managed, increases in value as it grows and regenerates over time. Larger diameter trees are more valuable than smaller trees because they may be converted to higher value end-use products such as lumber and plywood.


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

     - Predictable and Improving Growth Rates -- Predictable biological growth is an attractive feature of timberland assets because it contributes to predictable, long-term harvest planning. The development and application of intensive forest management practices continue to improve biological growth rates.

     - Harvest Flexibility -- Timberland owners have flexibility to increase their harvests when prices are high and decrease their harvests when prices are low, allowing timberland owners to maximize the long-term value of their growing resource base.

     - Historical Real Price Appreciation -- Due to growing demand combined with limitations on supply caused by environmental restrictions, urban sprawl and overcutting, prices for Douglas-fir, Ponderosa Pine and Southern Yellow Pine timber have exceeded inflation by 2% to 4% per year, from 1967 to 1997.

     SUPPLY AND DEMAND DYNAMICS

     There are five primary end-markets for most of the timber harvested in the United States:

     - products used in new housing construction;

     - products used in the repair and remodeling of existing housing;

     - products for industrial uses;

     - raw material for the manufacture of pulp and paper; and

     - logs for export.

     Supply. The supply of timber is limited, to some extent, by the availability of timberland. The availability of timberland, in turn, is limited by several factors, including government restrictions, alternate uses such as agriculture, and loss to urban or suburban real estate development. The large amounts of capital and time required to create new timberlands also limits timber supply.


     Tree growth rates vary from region to region because of differences in weather, climate and soil conditions. Newly-planted seedlings take 20 to 30 years to reach harvest maturity in the Southern United States, 45 to 60 years in the Northwestern United States, 45 to 70 years in the Northeastern United States and 70 to 90 years in the Rocky Mountains, depending on the desired product. Consequently, the development of new timberlands in the United States is not commonplace. Instead, it is more cost effective to convert existing natural growth stands to forestry plantations by applying modern forestry techniques to efficiently increase tree growth and harvest levels.


     The United States government is a significant timberland holder, and timber harvested from government lands plays an important role in the supply-demand balance. Heightened environmental awareness in recent years has resulted in the enactment of governmental policies which have reduced the volume of timber under contract to be sold from federal lands from over 10 billion board feet per year in the 1980s to only 3.3 billion board feet in 1998. The resulting supply decrease has contributed to increased prices for logs and lumber, benefitting forest products companies with private timber holdings.

                                    [GRAPH]

Source: U.S. Department of Agriculture.

     Demand. The demand for timber is directly related to the underlying demand for pulp, paper, lumber, panel and other forest products. The demand for pulp and paper is largely driven by population growth and per-capita income levels. The demand for lumber and manufactured wood products is primarily affected by the level of new residential construction activity and repair and remodeling activity, which, in turn, is impacted by changes in general economic and demographic factors, including interest rates for home mortgages and construction loans.

     PRICING

     Timber is the only asset within the paper and forest products industry whose price has risen in real terms over the last 30 years. United States Forest Service data indicates that prices for Douglas-fir, Ponderosa Pine and Southern Yellow Pine timber have exceeded inflation by 2% to 4% per year, from 1967 to 1997. Short-term timber prices have historically been cyclical as a result of supply and demand imbalances. Supply and demand imbalances can be caused by weather, capacity expansions and contractions, and sudden changes in government policies affecting the timber industry. Timber price increases in the late 1980s and early 1990s were significantly influenced by the reduction of supply from federal lands due to environmental concerns. Reduced harvest levels led to increased timber prices in the Western United States. Lumber and plywood prices also rose, to a lesser extent, in response to this reduction in harvest levels. As a result, wood products manufacturers' margins were reduced and a large number of lumber and plywood mills in the Western United States closed. As sawmills and plywood plants in the Southern United States increased their output to fill the void created by the closure of western capacity, the demand for southern timber increased, which gradually drove up timber prices in the Southern United States.

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


     Log prices in the United States were also impacted in the mid 1990s by exceptionally strong log export prices. The price of logs exported from the United States to Asia soared to large premiums over domestic United States log prices due to strong demand from Japan, a decline in supply from the United States, and a very strong yen. In 1997, however, Japanese housing starts fell nearly 30%, and the yen decreased in value 20% versus the United States dollar. These factors, as well as increased competition from Russian logs and Scandinavian lumber led to a sharp drop in shipments of United States export logs to Japan in 1997 and 1998.


     OUTLOOK

     In the first half of 1999, there has been healthy log demand due to strong new home construction and repair and remodeling markets in the United States, as well as an increase in demand from Asia, which is showing signs of an economic recovery. The macroeconomic factors that influence demand, such as mortgage rates, unemployment, home construction and consumer confidence, remain strong.

OUR GROWTH STRATEGY


     Our growth strategy is guided by specific operating objectives, including maximizing the value of our current timberlands through intensive forest management, expanding our resource base through acquisitions and maintaining our leadership role in environmentally responsible resource management. To support our growth strategy, we have made selective investments in manufacturing facilities which help to create competitive local markets for our timber. These facilities produce a variety of value-added lumber and panel products. To further support our growth strategy, we recently converted from a master limited partnership to a REIT. Our growth strategy includes the following key elements:



     FOCUS ON MAXIMIZING THE VALUE OF OUR RESOURCE BASE THROUGH INTENSIVE MANAGEMENT OF OUR TIMBERLANDS. We view our timber resource base as a renewable asset with substantial inherent value. We seek to manage our timberlands in a manner that optimizes the balance among current cash flows, the biological growth of our timber, which, depending on species and region, averages between 2% and 12% annually, and prudent environmental management. Our harvest management approach employs advanced forest management practices, including the use of a computerized timber inventory system, thinning and fertilization, and the development and use of genetically improved seedlings.


     PURSUE ACQUISITIONS OF HIGH QUALITY TIMBER ASSETS. The United States timber market is highly fragmented. We believe that, due to the desire among some forest product companies to sell their timberland assets and the difficulties faced by some small timberland owners in efficiently managing their timberlands, there will continue to be numerous timberland acquisition opportunities. We believe we are well positioned to compete for high quality timberland assets because:

     - We are an attractive strategic partner for integrated forest product companies seeking to sell their timberlands because we do not compete with their pulp or paper manufacturing operations and we are willing to enter into long-term supply agreements;

     - We can structure acquisitions on a tax-efficient basis through the issuance of common stock, limited partnership interests in our operating partnership, or installment notes, giving sellers the ability to defer some or all of the taxes otherwise payable upon a sale;

     - The geographic reach of our operations enhances our awareness of new acquisition opportunities and our knowledge of environmental concerns, market dynamics, timber productivity and other factors important in valuing timberlands and operations in each region; and

     - Our reputation for environmental leadership makes us attractive to sellers concerned with continued responsible environmental resource management.

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

     Since the beginning of 1990, we have established a successful acquisition record having acquired 867,000 acres in the Rocky Mountain Region, 905,000 acres in the Northeast Region and 529,000 acres, plus approximately 9,000 leased acres, in the Southern Region. Each of these acquisitions has been accretive to our cash flow, and together they have enhanced our operating flexibility and reduced our exposure to regional economic fluctuations.


     REALIZE THE VALUE OF SELECTED PROPERTIES THROUGH SALE OR EXCHANGE. In addition to intensively managing our timberlands, we continually review our timberland portfolio to identify properties that may have higher and better uses than as commercial timberland. At this time, we have identified approximately 150,000 acres of properties located in recreational areas or near expanding population centers that may be better suited for conservation, residential or recreational purposes. We have transferred approximately 20,000 acres of what we call "higher and better use properties" to an unconsolidated subsidiary. Our unconsolidated subsidiary expects to sell or exchange these properties within the next five years. Our strategy for the remaining 130,000 acres is to realize the value of these properties, through sales or exchanges, over the next ten to fifteen years. Our on-going review process evaluates properties based on a number of factors such as proximity to population centers and major transportation routes, and the presence of special ecological features.



     In addition, we may occasionally exchange timberlands which have high environmental or other public values for lands of equal value that are more suitable for commercial timber management. We may also, from time to time, sell less strategic timberlands to other forest products companies.


     MAINTAIN ENVIRONMENTAL LEADERSHIP. We believe that environmentally sound management practices contribute to our growth and value by providing greater predictability in the management of our assets. Our forestry and mill practices follow a set of environmental principles aimed at the sound management of all natural resources, including soils, air, watersheds, fisheries and wildlife habitats. These principles are reflected in our habitat planning efforts. In 1996 we implemented a comprehensive habitat conservation plan covering approximately 170,000 acres of our timberlands in the Cascade Region. We are currently developing a habitat conservation plan for the bull trout and other native fish species covering approximately 1.7 million acres in Montana, Idaho and Washington, as well as a plan for the red-cockaded woodpecker covering approximately 260,000 acres in Arkansas and Louisiana.

OUR ACQUISITION STRATEGY

     We intend to pursue the acquisition of high quality timberlands that present opportunities to derive more value than the seller is achieving. Our REIT structure provides a competitive advantage by giving us the flexibility to issue attractive acquisition currencies, in the form of common stock or operating partnership units, that allow us to offer a seller liquidity and tax efficiency. We believe that this flexibility will allow us to negotiate acquisitions on more favorable terms than other potential buyers that do not offer these tax efficiencies. In addition, we believe that these same advantages will increase the likelihood of future acquisitions being completed in privately negotiated transactions rather than in auction settings.

     We believe our geographic reach enables us to identify a broad range of acquisition opportunities, and our evaluation criteria and experience provide us with the discipline and insight necessary to successfully complete accretive acquisitions.

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

     Although we will continue to consider attractive foreign timberland acquisitions, our focus is primarily on softwood-growing timberlands in the United States. We seek to improve returns through acquisitions by:

     - improving the merchandising of logs in order to sell them for the highest value possible;

     - reducing costs through operating synergies;

     - recognizing and capturing higher and better use values through sales or land exchanges;

     - reducing environmental and regulatory costs; and

     - using our modern inventory and mapping systems, together with our knowledge of intensive silviculture, to develop harvest plans that optimize economics and timber growth.

     We evaluate potential acquisitions based on the unique characteristics of each property and specific acquisition criteria including:

     - national and regional supply and demand factors;

     - volumes, species and age characteristics of standing timber;

     - environmental constraints, such as the actual or potential presence of endangered species; and

     - our ability to increase the property's cash flow.

OUR TIMBERLANDS

     Our timberlands are well diversified, not only by species mix but also by age distribution. Growth rates vary depending on species, location, age and forestry practices. We manage our timberlands in two business segments, the Northern Resources Segment, consisting of timberlands in western Washington, western Montana, northern Idaho and central Maine, and the Southern Resources Segment, consisting of timberlands in Louisiana and Arkansas.

     THE NORTHERN RESOURCES SEGMENT

     Cascade Region. The Cascade Region's 307,000 acres of timberland in western Washington contain an estimated 5.0 million cunits of standing timber. Logs harvested in the Cascade Region are sold for export to Pacific Rim countries, principally Japan, and to domestic mills owned by third parties. Logs sold for export are generally of higher quality than logs sold into the domestic market.

     In the Cascade Region, approximately 59% of the logs sold in 1998 were sold to unaffiliated domestic wood products manufacturers. We also sold 17% of the logs from the Cascade Region to third parties as pulp logs. These logs generally constitute smaller and lower quality logs not suitable for use by wood products manufacturers. Competitors in the domestic log market include the United States Forest Service, the state of Washington, and numerous private individuals and industrial timber owners.

     Customers for the Cascade Region's export sawlogs consist primarily of large Japanese trading companies. Competitors in the export market include numerous private land or timber owners in the United States and Canada, as well as companies and state-controlled enterprises in Chile, New Zealand, Russia and Scandinavia, all of which have abundant timber resources. We compete primarily based on our long-term relationships and our reputation as a reliable year-round supplier of premium grade logs.

     In 1998, approximately 24% of the logs harvested in the Cascade Region were sold to customers in Japan. Douglas-fir logs sold to Japan have historically commanded a significant premium over Douglas-

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

fir logs sold domestically. However, export log prices declined significantly in 1998 and 1997, eliminating a large portion of this premium. Cascade Region export log revenues accounted for 3% of our combined revenues in 1998, 6% in 1997 and 8% in 1996. In addition, Cascade Region export log sales accounted for 6% of operating income in 1998, 11% in 1997 and 18% in 1996. For a discussion of our financial reporting of these operations following the REIT conversion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Financial Reporting Impact."

     The following table sets forth the Cascade Region's timber inventory by species as of December 31, 1998.

                                                               VOLUME           PERCENTAGE
                       SPECIES                          (THOUSANDS OF CUNITS)   OF VOLUME
                       -------                          ---------------------   ----------
Douglas-fir...........................................          2,337               47
Hemlock...............................................            873               17
True Firs.............................................            955               19
Other Conifers........................................            560               12
Hardwoods.............................................            271                5
                                                                -----              ---
          Total.......................................          4,996              100


     Rocky Mountain Region. The Rocky Mountain Region consists of 1,586,000 acres of timberland in western Montana and northern Idaho, containing an estimated 12.3 million cunits of standing timber. See "Prospectus
Summary -- Plum Creek Timber Company, Inc. -- Recent Developments" for a description of our proposed sale of 91,000 acres of less strategic timberlands in Idaho that contain approximately 1.3 million cunits of standing timber. The Rocky Mountain Region primarily sells logs to our lumber and plywood facilities, with the remainder sold to third-party domestic mills. In conjunction with an acquisition in 1993, we entered into a log sourcing agreement with Stimson Lumber Company to supply Stimson's Montana mills with logs, based upon prevailing market prices, over a ten-year period ending in 2003.


     In the Rocky Mountain Region, we sell virtually all of our logs domestically as saw timber. In 1998, approximately 68% of the logs sold in the region were sold to our manufacturing facilities and the remainder were either sold to unaffiliated domestic mills or traded to other timber companies for logs better fitting our needs. In addition, a small percentage of lower quality logs are sold to pulp and paper manufacturers.

     Competitors in the Rocky Mountain Region log market include the United States Forest Service, the states of Montana and Idaho, the Bureau of Land Management, the Bureau of Indian Affairs, as well as numerous private individuals and industrial timber owners.

     The following table sets forth the Rocky Mountain Region's timber inventory by species as of December 31, 1998.

                                                             VOLUME            PERCENTAGE
                      SPECIES                         (THOUSANDS OF CUNITS)    OF VOLUME
                      -------                         ---------------------    ----------
Douglas-fir.........................................          4,992                40
Pine................................................          3,072                25
Larch...............................................          1,671                14
True Firs...........................................          1,175                10
Other Conifers......................................          1,436                11
                                                             ------               ---
          Total.....................................         12,346               100

     Northeast Region. The Northeast Region consists of 905,000 acres of timberland in central Maine, containing an estimated 13.8 million cunits of standing timber. Logs sold in the Northeast Region are sold for export to Canada and to domestic mills owned by third parties. In connection with our acquisition of these 905,000 acres in 1998, we entered into a long-term agreement to supply wood fiber to S.D. Warren Company's paper facility in Skowhegan, Maine at prevailing market prices. The fiber supply agreement covers a 25-year period ending in 2023 and may be extended for up to an additional 15 years at the option of S.D. Warren Company.

     In the Northeast Region, approximately 19% of the logs sold in 1998 were exported to lumber mills in Canada. Competitors in this market include numerous wood brokers, private individual and industrial timber owners in Maine, and the Canadian provinces of Quebec and New Brunswick.

     The following table sets forth the Northeast Region's timber inventory by species as of December 31, 1998.

                                                             VOLUME            PERCENTAGE
                      SPECIES                         (THOUSANDS OF CUNITS)    OF VOLUME
                      -------                         ---------------------    ----------
Spruce..............................................          3,005                22
True Firs...........................................          2,066                15
Other Conifers......................................          1,189                 9
Hardwoods...........................................          7,491                54
                                                             ------               ---
          Total.....................................         13,751               100

     THE SOUTHERN RESOURCES SEGMENT


     The Southern Region consists of 525,000 acres (plus 9,000 acres of leased land) of timberland in Louisiana and Arkansas, containing an estimated 4.5 million cunits of standing timber. In 1998, 73% of logs from this region were sold to our lumber facilities and 27% were sold to other purchasers. The Southern Region timberlands are nearing the end of a process of conversion from unmanaged forests into actively managed plantation forests. We expect this process to be completed by the year 2000. In connection with our acquisition of the Southern Region timberlands and manufacturing facilities in 1996, we entered into a long-term agreement to supply pulp logs and mill residuals to Riverwood International Corporation at prices that are based upon prevailing market prices. The fiber supply agreement covers a 20-year period ending in 2016 and can be extended for up to an additional 10 years.


     The fee harvest in the Southern Region during 1998 was approximately 58% pulp logs and 42% sawlogs. We expect that our long-term supply agreement with Riverwood International Corporation will provide us with a secure market for our local mill residuals and a substantial portion of the pine and hardwood pulp logs harvested from our Southern Region timberlands. Competitors in this market include the United States Forest Service, the states of Arkansas and Louisiana, as well as numerous private individuals and industrial timber owners in the region.

     The following table sets forth the Southern Region's timber inventory by species as of December 31, 1998.


                                                             VOLUME            PERCENTAGE
                      SPECIES                         (THOUSANDS OF CUNITS)    OF VOLUME
                      -------                         ---------------------    ----------
Southern Yellow Pine................................          3,779                84
Hardwoods...........................................            726                16
                                                              -----               ---
          Total.....................................          4,505               100


     RESOURCE MANAGEMENT

     We view our timberlands as assets with substantial inherent value. We strive to manage our timberlands in an economically prudent and environmentally responsible manner in order to enhance their value. We seek to enhance value by improving the productivity of our forests, controlling harvesting costs, and sorting and merchandising logs to obtain their highest value.

     Value can be enhanced on younger timber stands through thinning operations. Value increases as trees grow and add wood volume more rapidly. After thinning a timber stand, we continue to grow the healthiest trees, that have the greatest potential for future value. As trees grow larger, they can be used in higher valued applications such as plywood.

     We consider the impact of forest management activities on properties with higher and better uses other than long-term timber production, and modify harvest plans accordingly.

     We use different management techniques in each of our regions, employing a variety of the most beneficial, proven silvicultural methods available. We expect the timber growth rates on our timberland to continue to improve over time as a result of genetic advances in seedlings, intensive forest management practices such as thinning and fertilization, and the increasing proportion of our timberlands that are converted from natural forests to actively managed plantations. Technology and forest management advances have increased forest growth rates and shortened harvest cycles. We believe our focus on intensive forest management practices will enhance forest productivity and increase the value of our timberlands.


     It is our policy to ensure that every acre harvested is promptly reforested. Based on the geographic and climatic conditions of the harvest site, harvested areas may be regenerated naturally by leaving mature trees to reseed the area. Natural regeneration methods are used on approximately 90% of the timberlands in our Rocky Mountain and Northeast Regions. In both the Cascade and Southern Regions, substantially all of the reforestation is done by planting. During 1998, we planted approximately 4.1 million seedlings on the timberlands located in our Cascade, Rocky Mountain and Northeast Regions and approximately
8.4 million seedlings on our Southern Region timberlands.


     Forests are subject to a number of natural hazards, including damage by fire, insects and disease. Severe weather conditions and other natural disasters can also reduce the productivity of forest lands and can interfere with the processing and delivery of forest products. However, damage from natural causes is typically localized and would only affect a portion of the timberlands at any given time. Nevertheless, these hazards are unpredictable and losses might not be so limited. The size and diversity of our timberlands, together with our intensive forest management, should help to minimize these risks. Consistent with the practices of other large timber companies, we do not maintain insurance against loss to standing timber on our timberlands, but we do maintain insurance for loss of logs due to fire and other occurrences following harvesting.

     HARVEST PLANS

     Annual harvest plans are based on our projected inventory, regional supply and demand expectations and environmental constraints.

     We make inventory projections using computer software that can model both forecasted harvests and forest growth over time, so that we can achieve optimum economic returns while maintaining ecosystems and wildlife habitat. These projections provide the foundation for the detailed annual operating plans used by our foresters on our timberlands.

     Our harvest planning is facilitated by our geographic information system, which is a computer software program that provides detailed field maps. Our planning is also facilitated by our computerized timber inventory system, which is constantly updated with recent harvest activities and new biological growth information on our timberlands.

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

     Our inventory estimates are based upon timber data including the heights and diameters of trees, along with other data such as a timber stand's accessability and expected logging conditions and costs. Our inventory is updated regularly, accounting for both the growth and harvest of timber stands, and the incorporation of new data.

     Other information about our timberlands, such as roads, forest boundaries, elevations and the location of endangered species, are recorded in our computerized geographic information systems in each region. These systems are important in the development of detailed annual harvest plans, contractor administration, legal record keeping and the development of habitat conservation plans.

     ENVIRONMENTAL STEWARDSHIP

     We are a leader in environmentally responsible resource management. In 1998, we were one of the first timber companies to commit to third-party verification under the American Forest & Paper Association's Sustainable Forestry Initiative.(SM) The Sustainable Forestry Initiative(SM) sets forth a comprehensive nationwide approach to responsible forest stewardship. Sustainable Forestry Initiative(SM) principles are designed to ensure that forest management is integrated with the conservation of soil, air and water resources, wildlife and fish habitat, and aesthetics. Under the Sustainable Forestry Initiative,(SM) we have instituted a third-party verification program, in which independent teams will audit all of our operating regions to verify adherence to the Sustainable Forestry Initiative's(SM) objectives and performance standards.

     Our protection of wildlife habitat is another example of our environmental leadership. We currently manage more than a quarter-million acres under two separate habitat conservation agreements. The habitats of hundreds of species are protected by these agreements, including five species listed as threatened under the Endangered Species Act.

     In 1996, the United States Fish and Wildlife Service and the National Marine Fisheries Service approved our habitat conservation plan that provides habitat protection for 285 wildlife species on approximately 170,000 acres in our Cascade Region. Just three years into the 50 year plan, we have demonstrable progress to report:

     - We have completed detailed scientific analyses in 13 of the 20 watersheds to be studied in the habitat conservation plan area;

     - Monitoring has confirmed a stable population of spotted owls on these lands over the last three years, including 85 juveniles;

     - We have closed or restricted access to 24 roads to address watershed concerns and habitat requirements for wolves, grizzly bears and other species; and

     - Our scientists discovered the presence of Larch Mountain salamanders, a species not previously known to exist in the western Cascades, but which is protected under the habitat conservation plan.


     As we realize the benefits of the Cascade Region's habitat conservation plan, we are developing a similar long-term habitat conservation plan for the bull trout and other native fish species, such as steelhead and salmon, covering
1.7 million acres in Montana, Idaho, and Washington, as well as a plan for the red-cockaded woodpecker covering approximately 260,000 acres in Arkansas and Louisiana. In addition, we have an agreement in place to conserve grizzly bear habitat covering 83,000 acres of our timberlands in the Swan Valley in western Montana.


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

     HIGHER AND BETTER USE LANDS

     We have currently identified approximately 150,000 acres of our properties located in recreational areas or near expanding population centers that may be better suited for conservation, residential or recreational purposes, rather than for long-term commercial timberland management. We have transferred approximately 20,000 acres of these properties to an unconsolidated subsidiary. Our unconsolidated subsidiary expects to sell or exchange these properties within the next five years. Our strategy for the remaining 130,000 acres is to realize the value of these properties, through sales or exchanges, over the next ten to fifteen years. Our on-going review process evaluates properties based on a number of factors such as proximity to population centers and major transportation routes, and the presence of special ecological features. We sold approximately 14,710 acres of higher and better use land in 1998, 3,350 acres in 1997 and 21,600 acres in 1996.

MANUFACTURING FACILITIES

     General. Our manufacturing operations are conducted through our unconsolidated subsidiaries and include six lumber mills, two plywood plants, one medium density fiberboard facility, and two lumber remanufacturing facilities. These facilities, strategically located near our timberlands in Montana, Idaho, Louisiana and Arkansas, convert logs to lumber, plywood and other wood products, and convert sawdust and shavings to medium density fiberboard. These facilities accounted for 62% of our revenues in 1998, excluding revenues from facilities closed or sold in 1998. For a discussion of our financial reporting of these operations following the REIT conversion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Financial Reporting Impact."

     We employ modern technology in our manufacturing facilities in order to improve efficiency, maximize the utilization and value of our timber resources and maintain the high quality standards that have been the basis of our penetration of value-added markets. Since the beginning of 1993, we have invested approximately $100 million in capital improvements to improve the efficiency and expand the capacity of our conversion facilities. In 1998, we completed the modernization of our Joyce, Louisiana sawmill. This high-volume, multi-line sawmill is constructed on the site of a former plywood plant and sawmill that we acquired with our Southern timberlands.

     Lumber. We produce a diverse line of lumber products, including common and select boards, dimension and stud lumber, industrial lumber, edge-glued boards and finger-jointed studs. In 1998, we produced 635 million board feet of lumber, compared to 582 million board feet in 1997, and 461 million board feet in 1996. As a result of reconfigurations at the Joyce, Louisiana and Pablo, Montana mills, and the May 1998 acquisition of an edge-glued board remanufacturing facility in Meridian, Idaho, we expect our lumber capacity to be approximately 750 million board feet by the end of 1999. Lumber sales, including remanufactured lumber, accounted for approximately 40% of our combined revenues in 1998. For a discussion of our financial reporting of these operations following the REIT conversion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Financial Reporting Impact."

     Lumber products manufactured in the northwest United States are targeted to domestic lumber retailers, such as retail home centers, for use in repair and remodeling projects. Lumber products manufactured in the southern United States are targeted to the home construction, industrial and export markets. Value-added products and services such as consumer appearance boards, pull-to-length boards, premium furring strips, premium studs and pattern boards targeted to specialty markets have made us less dependent on the more volatile home construction market. In 1998, 44% of our lumber products were sold into retail markets, 26% to stocking distributors, 20% to industrial and remanufactured product markets, 2% to export markets and 8% to other markets.

     Competition in our lumber markets is primarily based on price and quality and, to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and provide specialized customer service. We compete in domestic lumber markets primarily with other United States, Canadian and European companies. Canadian and European lumber producers have increased their penetration into the United States market due to their lower wood fiber costs and favorable exchange rates. The lumber market is also subject to competition from substitute products, primarily in shelving, window and door markets. Substitute products include radiata pine, medium density fiberboard, oriented strand board, particle board, laminates, steel and plastic. Substitution has significantly increased in the past several years due to increases in stud and board prices in the early 1990s.

     Plywood. We produce high-grade plywood which we sell primarily into specialized industrial markets. In 1998, we produced 323 million square feet of plywood, compared to 312 million square feet in 1997 and 297 million square feet in 1996. Plywood sales represented 16% of our total combined revenues in 1998. For a discussion of our financial reporting of these operations following the REIT conversion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Financial Reporting Impact."

     During 1998, 64% of our plywood products were sold in specialty industrial markets, including recreational boat, recreational vehicle, and fiberglass-reinforced panels. Our plywood products are generally of higher quality than commodity construction grade products and command higher prices in these specialty markets.

     Competition within the plywood market is based primarily on price and quality and, to a lesser extent, the ability to offer a full line of products and meet delivery requirements on a consistent, long-term basis. The domestic plywood market is characterized by numerous large and small producers and is also subject to competition from oriented strand board, a less expensive substitute wood product. Due to oriented strand board's cost advantage, its market share in the residential segment has been increasing, and we expect this trend to continue. Oriented strand board's share of the North American structural panel market was approximately 49% in 1998. The quality of oriented strand board continues to improve and has become widely accepted in most building applications. However, since oriented strand board does not have the strength-to-weight ratio, moisture resistance and machinability of plywood, it cannot be used in some specialty applications. Some commodity plywood manufacturers, in order to avoid closing their facilities, have been refocusing their products toward the specialty plywood market, resulting in increased competition in markets we serve. We expect to remain competitive due to our strong customer base, extensive experience in industrial markets, supply of superior wood, and our reputation for high quality products, including various trademarked products such as MarineTech(R), RV-X(R), DuraFloor(R), and Ultra-Core(R).

     Medium Density Fiberboard. We supply high quality medium density fiberboard to markets in North America and the Pacific Rim. Medium density fiberboard products are primarily sold to distributors and door, molding, fixture and furniture manufacturers. Medium density fiberboard sales accounted for approximately 6% of our revenues in 1998. For a discussion of our financial reporting of these operations following the REIT conversion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Financial Reporting Impact."

     We produce these products at our Montana facility using sawdust and wood shavings from our lumber and plywood plants, and from third parties. During 1995, our medium density fiberboard process was redesigned to produce MDF(2)(R), one of the highest quality medium density fiberboard products available. MDF(2)(R) can be machined and finished more efficiently and has expanded our markets to include higher value applications, such as moldings, doors, flooring and kitchen cabinets.

     Medium density fiberboard producers compete on a global scale, primarily on the basis of price, quality and service. Medium density fiberboard is also subject to competition from solid wood products and hardboard and particle board products. Competition in the industry has been increasing as a result of significant capacity expansion both in the United States and Canada. MDF(2)(R) commands a price premium over standard medium density fiberboard due to its superior quality and its physical properties and densities. Moreover, because our fiber supply consists of western softwoods, a slower growth species with a low abrasive content, MDF(2)(R) has proven to have superior machining and finishing qualities over competing products. In addition, because of the elimination of wood chips from MDF(2)(R)'s manufacturing process, which substantially reduces raw material costs, and our access to low-cost energy sources, we believe we are one of the lowest cost medium density fiberboard producers in the market.

     We source 55% of our sawdust and wood shavings for medium density fiberboard production internally from our plywood and lumber operations in the Rocky Mountain Region. The remaining 45% of the fiber is purchased from third parties.


     Residual Wood Chips. Our lumber and plywood mills produce residual wood chips as a by-product of the conversion of raw logs into finished products. These wood chips are sold to regional paper and pulp mills. A substantial portion of our wood chips derived from manufacturing lumber and plywood in the Rocky Mountain Region are sold to Stone Container Corporation under a long term supply agreement. This agreement generally provides for market-based pricing for the wood chips, subject to specific minimum and maximum prices until December 31, 1999. If market sales prices for chips remain at current levels, which are below the minimum level set by the supply agreement, our annual operating income would be reduced by approximately $11 million starting in the year 2000. The actual impact of the phase-out of the minimum pricing provision, however, cannot be accurately predicted, and will depend on future market prices.

                         FEDERAL AND STATE REGULATIONS

ENDANGERED SPECIES

     The Endangered Species Act protects species threatened with possible extinction. A number of species indigenous to our timberlands have been listed as threatened or endangered or have been proposed for this status under the Endangered Species Act. As a result, our activities in or adjacent to the habitat of these species may be subject to restrictions on the harvesting of timber and the construction of roads.

     In June 1996, we received a permit under the Endangered Species Act from the United States Fish and Wildlife Service and the National Marine Fisheries Service that covers our forest management on 170,000 acres in the Cascade Region (the "Planning Area"). As a part of the permit application, we prepared a multi-species habitat conservation plan that will govern our management activities in the Planning Area during the 50-year life of the permit. The habitat conservation plan requires us to maintain set levels of wildlife habitat and to take numerous other mitigation measures, including the protection of riparian areas.

     In consideration for this mitigation, the permit authorizes forestry practices that are consistent with the habitat conservation plan, even though they may have an adverse impact on spotted owls, grizzly bears, bull trout, gray wolves or marbled murrelets, the listed species currently covered by the habitat conservation plan and permit. The habitat conservation plan provides that the United States Fish and Wildlife Service and the National Marine Fisheries Service will amend the permit to add subsequently listed species without requiring us to provide additional mitigation absent extraordinary circumstances. The bull trout was added to the permit pursuant to this provision upon its listing in 1998. Extraordinary circumstances would include situations where continued activity under the habitat conservation plan would have a significant material adverse impact on the species and mitigation on Federal land would not alleviate the concern. As an incentive to us to create additional wildlife habitat in the Planning Area, the permit provides additional authorization during a second 50-year period if the wildlife habitat within the Planning Area exceeds levels set in the habitat conservation plan. Therefore, the permit is expected to provide long-term certainty and predictability for our harvest activities in the Planning Area.


     In October 1998, Congress passed legislation directing the United States Forest Service to exchange specific Federal lands for some of our lands of equal value located in the Planning Area (the "I-90 Land Exchange"). In connection with this exchange, we are seeking an amendment to the habitat conservation plan to add the lands we receive in the land exchange that are within the Planning Area. Prior to consummating the exchange, we discovered marbled murrelets, a threatened species, on a portion of the Federal lands to be exchanged, impacting the value of this land. Although legislation is currently pending in Congress that would address this valuation issue, there can be no assurance the legislation will become law. In addition, an administrative appeal was filed against the United States Forest Service alleging, among other things, deficiencies in the United States Forest Service's environmental analysis of the I-90 Land Exchange. On October 14, 1999, the date on which the administrative appeal was dismissed, we filed a Complaint for Declaratory Judgement in the Federal District Court for the Eastern District of Washington. Through this lawsuit, we seek to establish the legality of the land exchange and the United States Forest Service's actions in implementing the land exchange. Nonetheless, there can be no assurance that the I-90 Land Exchange will be completed.


     In December 1995, we entered into an agreement to conserve grizzly bears with the United States Fish and Wildlife Service, the United States Forest Service, and the state of Montana covering 83,000 acres of our timberlands in the Swan Valley in western Montana. Under the grizzly bear agreement, we have agreed to protect habitat and to minimize the impact of our forestry activities on the grizzly bear. In consideration for this mitigation, the United States Fish and Wildlife Service authorized forestry practices in the Swan Valley that are consistent with the agreement, but may have an effect on grizzly bears.

     Although the habitat conservation plan and grizzly bear agreement have both been implemented and are functioning as expected, there can be no assurance that the terms of these agreements will remain in force or be sufficient to protect us against subsequent amendments of the Endangered Species Act or additional listings thereunder, or against changes to other applicable laws and regulations. Any of these changes could materially and adversely affect our operations. In addition, legal challenges could disrupt the continued operation of the habitat conservation plan or the grizzly bear agreement, and thereby reduce the level of certainty we anticipate gaining from these plans.

     In 1998, the United States Fish and Wildlife Service listed some population segments of the bull trout as threatened under the Endangered Species Act. Bull trout are present in numerous streams and rivers which flow across our lands in Montana, Idaho and Washington. In addition, the red-cockaded woodpecker, listed as threatened, is found on our lands in Louisiana and Arkansas. We are currently working with the United States Fish and Wildlife Service and the National Marine Fisheries Service to develop a habitat conservation plan for bull trout and other native fish species. We are also working with the United States Fish and Wildlife Service to develop a habitat conservation plan for the red-cockaded woodpecker. If these plans are approved, we will receive permits authorizing forest practices consistent with those plans. Although discussions are underway, we are unable to predict whether either of these plans will ultimately be approved or what their terms would be. We are unable, at this time, to predict the nature or scope of any land management restrictions that might be required to protect native salmonids or red-cockaded woodpeckers.

     The Endangered Species Act also prohibits the Federal government from jeopardizing species listed under the Endangered Species Act or from destroying or adversely modifying their designated critical habitat. Private landowners are potentially affected by these restrictions if a private activity requires Federal action, such as the granting of access or Federal funding. Where there is a Federal connection, the Federal agency involved must consult with the United States Fish and Wildlife Service or, in the case of anadromous fish, the National Marine Fisheries Service, to determine that the proposed activity would not jeopardize the listed species or cause direct or indirect adverse modification of its designated critical habitat. If the landowner's proposed activity would have these effects, the United States Fish and Wildlife Service or the National Marine Fisheries Service must propose, where possible, alternatives or modifications to the proposed activity.

     Our land holdings in the Cascade and Rocky Mountain Regions are often intermingled with Federal land and access across Federal lands may require Federal approval. In the past, our access to these areas has been delayed by administrative processes and legal challenges and restricted under the Endangered Species Act. Although we believe that access to our lands in the Planning Area and the Swan Valley should be facilitated by the Cascade Region's habitat conservation plan and the grizzly bear agreement, and should be further facilitated if the native fish habitat conservation plan is approved and the I-90 Land Exchange consummated, there can be no assurance that access delays will not continue to occur.

     At this time, we believe that Federal and state laws and regulations related to the protection of endangered species will not have a material adverse effect on our financial position, results of operations or liquidity. We anticipate, however, that increasingly strict laws and regulations relating to the environment, natural resources and forestry operations, as well as increased social concern over environmental issues, may result in additional restrictions on us leading to increased costs, additional capital expenditures and reduced operating flexibility.

GENERAL ENVIRONMENTAL REGULATION

     Our operations are subject to Federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property or natural resources, resulting from our operations. We maintain environmental compliance programs and periodically conduct regular internal and independent third-party regulatory audits of our facilities and timberlands to monitor compliance with these laws and regulations.

     Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and we anticipate there will be continuing changes. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants and the generation and disposal of wastes. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for us and it is possible that the costs of compliance with environmental laws and regulations will continue to increase.

     Although we do not consider current laws and regulations relating to the environment to be materially burdensome, there can be no assurance that these laws or future legislative, administrative or judicial actions, which are becoming increasingly stringent, will not adversely affect us or our ability to continue our activities and operations as currently conducted with respect to our timberlands and facilities.

AIR QUALITY

     Our manufacturing facilities emit regulated substances that are subject to the requirements of the federal Clean Air Act, as amended, and comparable state statutes. Most of our manufacturing facilities are required to obtain federal operating permits under Title V of the 1990 Clean Air Act Amendments. Title V of the 1990 Clean Air Act Amendments requires that major industrial sources of air pollution obtain federally enforceable permits, which contain all of the applicable air quality restrictions for the facility. We do not believe that the cost of renewing or obtaining the required Title V permits for our facilities will be material.

WATER QUALITY AND WASTEWATER


     The federal Clean Water Act and comparable state statutes regulate discharges of process wastewater, and require national pollutant discharge elimination system permits for discharge of industrial wastewater and stormwater into regulated public waters. We believe that these laws will not have a material adverse effect on our financial position, results of operations or liquidity. However, there can be no assurance in this regard.



     The Environmental Protection Agency has proposed regulations that might require us to obtain point source discharge permits for some of our forest activities, and might subject us to greater restrictions on our operations in and around streams and waterbodies which do not meet state water quality standards. It is unclear whether the proposed regulations will be enacted or, if enacted, what the final form of these regulations will be. As a result, we are unable to assess the impact of these proposed regulations on our financial position, results of operations or liquidity.


HAZARDOUS MATERIALS

     Our manufacturing facilities use and generate both hazardous and nonhazardous substances, including wood waste and boiler ash, the handling and disposal of which are subject to Federal and state laws, including the Resources Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA") and comparable state statutes. CERCLA imposes liability, without regard to fault or the legality of the original act, on potentially responsible parties that contribute to a release or threatened release of a hazardous substance into the environment. Potentially responsible parties include the owner or operator of a site at which a release or threatened release occurs, as well as any person who disposed of, or arranged for disposal of, hazardous substances at a site.

     In the ordinary course of operations, several of our manufacturing facilities have in the past utilized, and are expected to continue to utilize, on-site and off-site facilities for the disposal of hazardous and nonhazardous wastes. In addition, some site activities, including those of former operators of our properties, may have resulted in conditions that may require remediation under environmental laws. We believe that we will not incur responsibility for any cleanup costs under CERCLA with respect to past activities affecting our facilities or our timberlands that would be likely to have a material adverse effect on our financial position, results of operations or liquidity. However, there can be no assurance in this regard.

TIMBERLANDS

     Our forest practices are and will in the future be subject to specialized statutes and regulations in the states where we operate, which currently include Montana, Washington, Idaho, Louisiana, Arkansas and Maine. Many of these states have enacted laws which regulate forestry operations, such as growing, harvesting and processing activities on forest lands. Among other requirements, these laws impose some reforestation obligations on the owners of forest lands. Several states require prior notification before beginning harvesting activities. The states of Washington and Maine require a regulatory review taking from 15 to 30 days or more prior to harvesting, depending upon the environmental and other sensitivities of the proposed activity.

     Other state laws and regulations control the following activities:

     - slash burning and harvesting during fire hazard periods;

     - activities that affect water courses or are in proximity to inland shore lines;

     - activities that affect water quality, and

     - some grading and road construction activities.

LOG EXPORTS

     Federal legislation currently prohibits the sale of unprocessed logs harvested from Federal lands located in the western half of the United States, if logs will be exported from the United States by the purchaser thereof, or if logs will be used by the purchaser thereof as a substitute for timber from private lands which is exported by a purchaser. In order to enforce this substitution prohibition, the legislation requires persons who export private logs and who wish to purchase Federal timber, to obtain an approved Federal timber "sourcing area." In 1991, we applied for and obtained an approved sourcing area for our Northwest manufacturing facilities. Under the legislation, sourcing areas are subject to review and renewal at least every five years. Revisions to the export law were enacted in November 1997, which we believe ensure that our sourcing area will be renewed. However, there can be no assurance in this regard.

     In addition, Federal legislation prohibits the export of unprocessed logs harvested from Washington and Oregon. Proposals have also been made from time to time, but to date have been unsuccessful, to either ban or tax the export of unprocessed logs harvested from private lands.

SAFETY AND HEALTH

     The operations of our timberlands and our conversion facilities are subject to the requirements of the Occupational Safety and Health Act and comparable state statutes relating to the health and safety of employees. We believe that we are in substantial compliance with the Occupational Safety and Health Act regulations, including general industry standards, permissible exposure levels for toxic chemicals (including wood dust and formaldehyde) and record-keeping requirements. We conduct internal safety audits to identify potential violations of law or unsafe conditions.

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

PRODUCT LIABILITY AND REGULATION

     All of the states in the United States and many foreign jurisdictions in which we sell our products have, through some combination of legislation and judicial decision, provided for the liability of the manufacturer and supplier of defective materials for resulting personal injury and property damage. Our operations entail exposure to product liability in connection with both the export and domestic sales of our products. We have not been subject to any material litigation relating to product liability.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table presents pertinent information concerning our executive officers and directors as of the date of this prospectus.


           NAME              AGE                          POSITION
           ----              ---                          --------
Rick R. Holley.............  47    President and Chief Executive Officer, Director
Charles P. Grenier.........  50    Executive Vice President, Director
William R. Brown...........  48    Executive Vice President and Chief Financial Officer
Michael J. Covey...........  41    Vice President, Resources
Barbara L. Crowe...........  48    Vice President, Human Resources
James A. Kraft.............  44    Vice President, General Counsel and Secretary
David D. Leland............  64    Director and Chairman of the Board
Ian B. Davidson............  67    Director
John G. McDonald...........  62    Director
Hamid R. Moghadam..........  43    Director
William E. Oberndorf.......  46    Director
William J. Patterson.......  37    Director
John H. Scully.............  55    Director


     Rick R. Holley. Mr. Holley served as the President and Chief Executive Officer of Plum Creek Management Company, L.P., our predecessor's general partner (the "General Partner") from January 1994 through our conversion to a REIT, and continues in the same position with the corporation. Mr. Holley served as a Director of PC Advisory Corp I, our predecessor's ultimate general partner ("Corp I") from January 1994 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999.

     Charles P. Grenier. Mr. Grenier served as the Executive Vice President of the General Partner from January 1994 through our conversion to a REIT, and continues in the same position with the corporation. Mr. Grenier served as a Director of Corp I from April 1995 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999. Mr. Grenier also serves as a Director of Winter Sports, Inc.


     William R. Brown. Mr. Brown served as the Executive Vice President and Chief Financial Officer of the General Partner from May 12, 1999 through our conversion to a REIT and continues in the same positions with the corporation. Mr. Brown served as the Vice President of Strategic Business Development for the General Partner from January 1998 to May 1999, Vice President, Resource Management from February 1995 to January 1998 and Director, Planning from December 1992 to February 1995.


     Michael J. Covey. Mr. Covey served as the Vice President, Resources of the General Partner from January 1998 through our conversion to a REIT, and continues in the same position with the corporation. Mr. Covey was the General Manager, Rocky Mountain Timberlands for the General Partner from August 1996 to January 1998, was Director of Operations, Rocky Mountain Region from June 1995 to August 1996, and was Plant Manager, Ksanka Sawmill from December 1992 to June 1995.

     Barbara L. Crowe. Ms. Crowe served as the Vice President, Human Resources of the General Partner from April 1997 through our conversion to a REIT, and continues in the same position with the corporation. From October 1995 through March 1997, Ms. Crowe was Vice President, Human Resources for Weight Watchers Gourmet Food Co., a subsidiary of the H.J. Heinz Company. From

November 1991 through September 1995, Ms. Crowe worked in Human Resources at Ore-Ida Foods, Inc., a subsidiary of the H.J. Heinz Company, first as Manager, then as General Manager.


     James A. Kraft. Mr. Kraft served as the Vice President, General Counsel and Secretary of the General Partner from April 1996 through our conversion to a REIT, and continues in the same positions with the corporation. Mr. Kraft was Vice President, Law of the General Partner from January 1994 to April 1996.



     David D. Leland. Mr. Leland served as a Director and Chairman of the Board of Corp I from December 1992 through our conversion to a REIT, and was elected a Director and the Chairman of the Board of the corporation on July 1, 1999. Mr. Leland served as the President and Chief Executive Officer of the General Partner from December 1992 to December 1993.


     Ian B. Davidson. Mr. Davidson served as a Director of Corp I from December 1992 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999. Since 1970, Mr. Davidson has been Chairman and Chief Executive Officer of D.A. Davidson & Co. and DADCO, a regional brokerage firm. Mr. Davidson also serves as a Director of Energy West and the DADCO Companies.


     John G. McDonald. Mr. McDonald was elected a Director of the corporation on July 1, 1999. Mr. McDonald is the IBJ Professor of Finance in the Graduate School of Business at Stanford University, where he has been a faculty member since 1968. He serves as a director of Varian Associates, Inc.; Scholastic Corp.; TriNet Corp. Realty Trust, Inc.; Garden State Vintners, Inc.; and eight funds managed by Capital Research and Management Company and affiliates.


     Hamid R. Moghadam. Mr. Moghadam was elected a Director of the corporation on July 1, 1999. He is the President and Chief Executive Officer of AMB Property Corporation, one of the largest public REITs in the country focusing on industrial properties and community shopping centers. Mr. Moghadam is a director and one of the founders of AMB.

     William E. Oberndorf. Mr. Oberndorf served as a Director of Corp I from November 1992 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999. Since 1991, Mr. Oberndorf's principal occupation has been as a Managing Director of SPO Partners & Co., a private investment firm that is an affiliate of our predecessor. Mr. Oberndorf serves as a Director for Bell & Howell Company, Inc.

     William J. Patterson. Mr. Patterson served as a Director of Corp I from November 1992 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999. Since 1991, Mr. Patterson's principal occupation has been as a Managing Director of SPO Partners & Co., a private investment firm that is an affiliate of our predecessor.

     John H. Scully. Mr. Scully served as a Director of Corp I from November 1992 through our conversion to a REIT, and was elected a Director of the corporation on July 1, 1999. Since 1991, Mr. Scully's principal occupation has been as a Managing Director of SPO Partners & Co., a private investment firm that is an affiliate of our predecessor. Mr. Scully serves as a Director for Bell & Howell Company, Inc.

                             PRINCIPAL STOCKHOLDERS

BENEFICIAL OWNERSHIP


     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of October 1, 1999 by each person who is known to be the beneficial owner of more than 5% of the outstanding shares of our common stock, our directors and our most highly compensated executive officers, and all of our directors and executive officers as a group.



                                                                              PERCENTAGE OF
                                                                           OUTSTANDING SHARES
                                                                           BENEFICIALLY OWNED
                                                                         -----------------------
                                                    NUMBER OF SHARES     PRIOR TO       AFTER
     NAME OF INDIVIDUAL OR IDENTITY OF GROUP       BENEFICIALLY OWNED    OFFERING    OFFERING(*)
     ---------------------------------------       ------------------    --------    -----------
Beneficial owners of more than 5%
  PC Advisory Partners I, L.P....................      17,133,275(a)      27.00%        25.03%
  PC Intermediate Holdings, L.P..................      17,133,275(a)      27.00%        25.03%
Directors
  Ian B. Davidson................................          26,142(b)        .04%          .04%
  Charles P. Grenier.............................         208,005(c)        .33%          .30%
  Rick R. Holley.................................         652,094(d)(e)    1.03%          .95%
  David D. Leland................................         102,625(f)        .16%          .15%
  John G. McDonald...............................           2,000            --            --
  Hamid R. Moghadam..............................              --            --            --
  William E. Oberndorf...........................      17,136,135(g)      27.00%        25.03%
  William J. Patterson...........................      17,135,980(g)      27.00%        25.03%
  John H. Scully.................................      17,140,792(g)(h)   27.00%        25.04%
Executive Officers
  William R. Brown...............................          43,896(i)        .07%          .06%
  James A. Kraft.................................         119,690(j)        .19%          .17%
  Michael J. Covey...............................          14,918(k)        .02%          .02%
  Barbara L. Crowe...............................           9,727(l)        .02%          .01%
All Executive Officers & Directors as a Group (13
  persons).......................................      18,325,454         28.88%        26.77%


-------------------------

 *  Assumes no exercise of the underwriters' over-allotment option.



(a) PC Advisory Partners I, L.P. and PC Intermediate Holdings, L.P. are deemed to be under common control. Each is deemed, therefore, to beneficially own shares of common stock held by the other. PC Advisory Partners I, L.P. directly owns 164,987 shares of common stock and 6,346 shares of our special voting stock, which is convertible into common stock. PC Intermediate Holdings, L.P. directly owns 16,333,722 shares of common stock and 628,220 shares our special voting stock.


(b) Includes 300 shares of common stock owned by Mr. Davidson's wife.


(c) Includes 57,259 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan. Also includes 5,750 shares of common stock owned by Mr. Grenier's children.



(d) Includes 98,552 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan. Also includes 6,800 shares of common stock owned by Mr. Holley's children.


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


(e) Includes 356,745 shares of common stock owned by an employee benefits trust as to which Mr. Holley, as President and Chief Executive Officer, has voting and dispositive power. Mr. Holley disclaims beneficial ownership of the shares of common stock held by the trust.



(f)  Includes 32,000 shares of common stock held by Mr. Leland's wife.



(g) Includes 164,987 shares of common stock and 6,346 shares of special voting stock held by PC Advisory Partners I, L.P. Also includes 16,333,722 shares of common stock and 628,220 shares of special voting stock held by PC Intermediate Holdings, L.P. Messrs. Oberndorf, Patterson and Scully have shared control of, and have an indirect pecuniary interest in, PC Advisory Partners I, L.P. and PC Intermediate Holdings, L.P.


(h) Includes 5,000 shares of common stock held in a trust over which Mr. Scully has voting and dispositive power.


(i) Includes 14,530 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan.



(j) Includes 42,236 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan. Also includes 3,220 shares of common stock held by Mr. Kraft's children.



(k) Includes 4,916 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan.



(l) Includes 3,391 shares of common stock receipt of which has been deferred pursuant to an election under an employee benefits plan.


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

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the Federal income tax considerations anticipated to be material to our prospective stockholders. The discussion does not address the tax consequences that may be relevant to individual stockholders in light of their particular circumstances or any special treatment to which they may be subject under certain Federal income tax laws, such as dealers in securities, traders in securities that elect to mark to market, banks, insurance companies, tax-exempt organizations (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Stockholders") or non-United States persons (except to the extent discussed under the heading "-- Taxation of Non-United States Stockholders"). This discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

     The information in this discussion is based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Internal Revenue Code, existing administrative interpretations and practices of the Internal Revenue Service, and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law. Skadden, Arps, Slate, Meagher & Flom LLP, our special counsel, has delivered an opinion with respect to certain tax matters (the "Tax Opinion"), which is attached as Exhibit 8.1 to the Registration Statement of which this prospectus forms a part, which contains an opinion substantially to the effect that, subject to the foregoing qualifications, the discussion set forth in this prospectus constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences of the purchase, ownership, and disposition of common stock.


     We have received a substantially unqualified opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification as a REIT and that our planned method of operation as represented by us in certificates delivered to Skadden, Arps, Slate, Meagher & Flom LLP will enable us to meet the requirements for qualification and taxation as a REIT for the taxable year ending on December 31, 1999 and thereafter. Receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP is not equivalent to the receipt of a ruling from the Internal Revenue Service to the effect that we have been organized in conformity with the requirements for qualification as a REIT. Absent receipt from the Internal Revenue Service of a favorable private letter ruling, there can be no assurance that the Internal Revenue Service will not challenge our status as a REIT. We have, however, as described more fully under "Income Tests" below, received a private letter ruling from the Internal Revenue Service substantially to the effect that our timberlands, including those timberlands that are subject to timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests discussed below, and that the gains derived by us from timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. See "Risk Factors -- If we fail to qualify as a REIT, we would be subject to tax at corporate rates and would not be able to deduct distributions to stockholders when computing our taxable income."


     You are advised to consult with your tax advisor regarding the specific tax consequences of the ownership and disposition of shares of our common stock in light of your specific tax and investment situation and the specific Federal, state, local and foreign laws that may be applicable to our common stock.

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

TAXATION OF PLUM CREEK AS A REIT

General.

     Under Federal income tax law, if certain detailed conditions imposed by the Internal Revenue Code and the related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for United States federal income tax purposes. These conditions relate, in part, to the nature of the entity's assets and income. If we qualify for taxation as a REIT, we will generally not be subject to Federal corporate income tax on our taxable income that we distribute currently to our stockholders. This treatment substantially eliminates "double taxation." Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed.


     We intend to elect to be treated for tax purposes as, and to operate so as to qualify as, a REIT under sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending on December 31, 1999. No assurance can be given, however, that we will operate in a manner so as to qualify, or remain qualified, as a REIT. Skadden, Arps, Slate, Meagher & Flom LLP, acting as our special counsel, has delivered an opinion substantially to the effect that commencing with our tax year ending on December 31, 1999, we will be organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT provided that (i) the elections and other procedural steps described in this discussion of "Material Federal Income Tax Consequences" are completed in a timely fashion and (ii) we (including our subsidiaries) operate in accordance with various assumptions and factual representations that we have made concerning our organization, business, properties and operations. In providing its opinion, Skadden, Arps, Slate, Meagher & Flom LLP has relied upon certain representations received from us and the operating partnership. The opinion is based upon facts, representations and assumptions as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise us or holders of common stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. Qualification and taxation as a REIT will depend upon our ability to meet on an ongoing basis (through actual annual operating results, our asset base, distribution levels and diversity of share ownership) the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP on a continuing basis. No assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements, and an opinion of counsel is not binding upon the Internal Revenue Service. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-- Taxation of Plum Creek as a REIT -- Failure to Qualify as a REIT."


     The sections of the Internal Revenue Code and the corresponding Treasury Regulations relating to the taxation of REITs and their stockholders are highly technical and complex. The following discussion sets forth the material aspects of the rules that govern the Federal income tax treatment of a REIT and its stockholders. This summary is based on current United States law, including the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which changes may apply retroactively.

     If we qualify for taxation as a REIT, we will generally not be subject to Federal corporate income taxes on that portion of our ordinary income or capital gain that we currently distribute to stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to our stockholders. This deduction for dividends substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. We

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

will, however, be subject to Federal income tax under certain circumstances, among which are the following:


     - We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "-- Taxation of Plum Creek as a REIT -- Annual Distribution Requirements" with respect to our ability to elect to treat as having been distributed to our stockholders certain of our capital gains upon which we have paid taxes, in which event so much of the taxes as we have paid with respect to such income would also be treated as having been distributed to stockholders.


     - We may be subject to the "alternative minimum tax" on certain of our items of tax preference.

     - If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

     - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but we have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (ii) a fraction intended to reflect our profitability.

     - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders are less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year (other than capital gain income we elect to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on).

     - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent
       (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

Requirements for Qualification.

     To qualify as a REIT, we must elect to be so treated and we must meet the requirements discussed below relating to our organization, sources of income, nature of assets and distributions of income.

Organizational Requirements.

     Our stock must be held by at least 100 persons and no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as specially defined for these purposes) at all times during the last half of the taxable year. For these purposes, certain entities such as

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

private foundations are treated as an individual. We must satisfy these stock ownership requirements in our second taxable year and in each subsequent taxable year. Our certificate of incorporation provides for certain restrictions regarding the transfer of our capital stock in order to aid in meeting the stock ownership requirements, but these restrictions cannot insure that we will in all cases comply with these ownership requirements.

     To monitor our compliance with the stock ownership requirements, we are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of certain percentages of our stock in which the record holders are to disclose the actual owners of the stock (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A stockholder who fails or refuses to comply with the demand must submit a statement with its Federal income tax return disclosing the actual ownership of the stock and certain other information.

Income Tests.


     In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, for each taxable year we must derive, directly or indirectly, at least 75% of our gross income (excluding gross income from "prohibited transactions") from investments relating to real property or mortgages on real property (including "rents from real property" and "gain from the sale or other disposition of real property") other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year we must derive, directly or indirectly, at least 95% of our gross income (excluding gross income from "prohibited transactions") from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).


     In addition, if we should realize any net income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner) then such income would be treated as income from a "prohibited transaction" and would not count towards satisfying the 95% and 75% gross income tests. Such income would also be subject to a 100% penalty tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     Rents that we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. It is anticipated that the only rental income we will receive will be from certain farmlands and grazing lands and from certain hunting leases. It is anticipated that any income we receive from such hunting leases and properties will constitute "rents from real property" under the applicable rules. While it is not expected that we will receive a substantial amount of rental income, we will take steps to ensure that any such rental income will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests.

     We have received a private letter ruling from the Internal Revenue Service substantially to the effect that our timberlands, including those timberlands that are subject to timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests, and that the gains derived by us from timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. In reaching these conclusions, the Internal Revenue Service expressly relied upon a representation from us that our disposals of timber pursuant to these timber cutting contracts will qualify as disposals of timber under section 631(b) of the Internal Revenue Code. In connection with this representation, we have received an opinion of Skadden, Arps, Slate, Meagher &

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

Flom, LLP, substantially to the effect that our disposal of timber pursuant to these timber cutting contracts will qualify for treatment under section 631(b) of the Internal Revenue Code.


     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our Federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "-- Taxation of Plum Creek as a REIT -- General," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.


     The Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. In addition, the character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income tests and the asset tests.

Asset Tests.


     At the close of each quarter of our taxable year, we must satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering, cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.


     As of the date of this prospectus, substantially more than 75% of the fair market value of the assets indirectly owned by us through the operating partnership consist of timberlands owned in fee, and we expect that, at all times, substantially more than 75% of the assets indirectly owned by us through the operating partnership will consist of fee ownership of timberland. Accordingly, we believe that we will be able to meet the 75% test described above on a going forward basis.

     The operating partnership owns all of the nonvoting stock (representing 99% of the outstanding equity) and none of the voting stock (representing 1% of the outstanding equity) of five unconsolidated subsidiaries which are engaged in the business of harvesting timber and manufacturing timber products. These unconsolidated subsidiaries were formed, as part of the conversion, to own and operate businesses that we, as a REIT, would not be permitted to own and operate directly. Through our ownership interest in the operating partnership we are considered to own our pro rata share of the stock of such unconsolidated subsidiaries held by the operating partnership. Neither we nor the operating partnership will own any outstanding voting securities of the unconsolidated subsidiaries.

     The 5% test described above must generally be met for any quarter in which we acquire securities of the issuer. Thus, this requirement must be satisfied not only on the date we acquire securities of each of the unconsolidated subsidiaries but also each time we increase our ownership of securities of any unconsolidated subsidiaries, including as a result of our interest in the operating partnership, the exercise by the partners of any exchange rights or otherwise. Although we will take steps to ensure that we satisfy the 5% value test for any quarter with respect to which testing will occur, there can be no assurance that

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

such steps will always be successful or will not require us to reduce our overall interest in one or more of the unconsolidated subsidiaries. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based on the assumption of continued compliance with these tests.

     If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (i) we satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of our assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, we could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

Annual Distribution Requirements.

     In order to qualify as a REIT, we will be required to make distributions (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (a) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute (or we are not treated as having distributed) all of our capital gain or we distribute (or we are treated as having distributed) at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed income at regular ordinary and capital gain corporate tax rates. If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year (other than capital gain income which we elect to retain and pay tax on as provided for below) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on), we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.


     Pursuant to recently enacted legislation, we may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that (i) we would be required to pay the tax on such gains at regular corporate tax rates, (ii) our stockholders, while required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by us, and (iii) the basis of a stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us and deemed paid by the stockholder).


     It is possible that we, from time to time, may not have sufficient cash or other liquid assets to meet the annual distribution requirements described above due to timing or other differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income. If we encounter this situation, we may elect to pay the tax and retain the capital gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, we may find it necessary to arrange for short or possibly long-term borrowings, issue equity or sell assets.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being

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taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT.

     If we fail to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. As a result, our cash available for distribution to our stockholders would be significantly reduced. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a holder of our common stock who (for United States federal income tax purposes) is (i) an individual who is a citizen or resident of the United States; (ii) an entity which is a corporation or partnership for United States federal income tax purposes and which is created or organized in the United States or under the laws of the United States or any political subdivision thereof (although certain partnerships so created or organized may be treated, under regulations not yet published, as not a United States person); (iii) any estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or (iv) a "Domestic Trust." A Domestic Trust is generally any trust with respect to which a court within the United States is able to exercise primary supervision over the administration of such trust, and as to which one or more United States fiduciaries have the authority to control all substantial decisions of such trust.

Distributions to U.S. Holders.

     Distributions made to U.S. Holders, other than tax-exempt entities, that are not designated as capital gain dividends, will generally be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for Federal income tax purposes. If the amounts distributed exceed a stockholder's allocable share of our earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in the common stock, which will not be subject to tax, and thereafter as a gain from the sale or exchange of a capital asset. At the present time, we anticipate that a portion of the distributions made by us will constitute a return of capital to the holder and the remainder will generally constitute capital gain dividends.

     Distributions made by us to U.S. Holders that we properly designate as capital gain dividends will be subject to tax as capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which a U.S. Holder has held his common stock. The maximum capital gains rate for individuals with respect to capital gains dividends is 20%. If we elect to retain capital gains rather than distribute them, a U.S. Holder will be deemed to receive a capital gain dividend equal to its share of such retained capital gains. In such a case, a stockholder will receive a tax credit or refund for its share of the tax paid by us on such undistributed capital gains and the basis of the

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

stockholders' common stock would be increased by the amount of the undistributed capital gains (minus the amount of capital gains tax paid by us deemed distributed to such stockholders).

     Dividends declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their income tax returns any of our net operating losses or capital losses. We will notify each stockholder after the close of our taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

     We will be treated as having sufficient earnings and profits to treat as a dividend any distribution that we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "-- Taxation of Plum Creek as a REIT -- General" and "-- Taxation of Plum Creek as a REIT -- Annual Distribution Requirements." As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax free returns of capital. In addition, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits.

Passive Activity Losses and the Investment Interest Limitation.

     Distributions made by us and gain arising from the sale or exchange by a U.S. Holder of common stock will not be treated as passive activity income, and, as a result, U.S. Holders will generally not be able to apply any "passive losses" against such income or gain. Dividends from us (to the extent they do not constitute a capital gain dividend or a return of capital) will generally be treated as investment income for purposes of the investment interest limitation. Net capital gain from the sale or other disposition of shares of common stock and capital gain dividends will generally not be considered investment income for purposes of the investment interest limitation.

Sale of Common Stock.


     Upon any sale or other disposition of common stock, a U.S. Holder will generally recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such common stock for tax purposes. Such gain or loss will be capital gain or loss if the common stock has been held by the U.S. Holder as a capital asset and will be eligible for preferential capital gains rates if such common stock has been held for more than one year, as discussed above under "-- Taxation of Taxable U.S. Holders -- Distributions to U.S. Holders." In general, any loss recognized by a U.S. Holder upon the sale or other disposition of our common stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Holder from us which were treated as long-term capital gains.


TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Based upon a published ruling by the Internal Revenue Service, distributions that we make to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

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

     Notwithstanding the preceding paragraph, however, a portion of the dividends we distribute may be treated as UBTI to certain U.S. private pension trusts if we were treated as a "pension-held REIT." We are not currently nor do we anticipate that we will be a "pension-held REIT." If we were to become a pension-held REIT, these rules would generally only apply to certain U.S. pension trusts that hold more than 10% of our stock.

TAXATION OF NON-UNITED STATES STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Holders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Holder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we qualify for taxation as a REIT. Prospective Non-U.S. Holders should consult their tax advisors to determine the impact of Federal, state, local and foreign tax laws with regard to an investment in common stock (including reporting requirements) in light of their individual investment circumstances. As discussed below, because of the nature of our income, investment in our stock by Non-U.S. Holders may be less favorable than investments in REITs whose principal activity is not timber-related.

Distributions to Non-U.S. Holders.

     Under the Foreign Investors In Real Property Tax Act ("FIRPTA"), distributions to a Non-U.S. Holder that are attributable to gain from sales or exchanges by us of United States real property interests will cause the Non-U.S. Holder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Holders would thus generally be subject to tax at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Such gain may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. We are generally required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Holder's United States federal income tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate on long-term capital gains of U.S. Holders that are individuals. It should also be emphasized that the income we will receive under our timber cutting contracts will be characterized for Federal income tax purposes as gain from the sale or other disposition of real property. Accordingly, the portion of any distribution that we make that is not a return of capital will be subject to such treatment. Although we currently expect that a substantial portion of each distribution will be a return of capital that would not be subject to such treatment, no assurances can be given that the relative amounts of capital gain and return of capital would not change over time and, because at the time of a distribution we will generally not know whether such distribution is in excess of earnings and profits, we intend to withhold at a rate of 35% on the entire amount of any distribution.

     The portion of dividends received by Non-U.S. Holders payable out of our earnings and profits which are not attributable to capital gains, if any, and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of common stock. In cases where the dividend income from a Non-U.S. Holder's investment in common stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder will generally be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are subject to tax with

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

respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     In general, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified in an applicable tax treaty, we will presume that dividends paid on or before December 31, 1999 to a holder with an address in a foreign country will be paid to a resident of such foreign country absent knowledge that such treatment is not warranted. Under recently finalized United States Treasury Regulations applicable to dividends paid after December 31, 2000 (the "Final Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to either (i) provide an Internal Revenue Service Form W-8BEN certifying such Non-U.S. Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information, or (ii) satisfy certain other applicable treaty certification requirements. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity. Non-U.S. Holders who hold common stock through U.S. pass-through entities should consult their tax advisors.

     Distributions in excess of our current and accumulated earnings and profits to Non-U.S. Holders will not be subject to tax to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder's common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below. Because at the time of a distribution we will generally not know whether such distribution is in excess of earnings and profits, we intend to withhold at rate of 35% on the entire amount of any distribution. Nevertheless, a Non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service if it subsequently determines that such distribution was, in fact, in excess of our current or accumulated earnings and profits and the amount withheld exceeded the Non-U.S. Holder's United States tax liability, if any.

Sale of Common Stock.

     Gain recognized by a Non-U.S. Holder upon the sale or exchange of common stock will generally not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The common stock will not constitute a "United States real property interest" so long as we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Holders. We believe that we are currently a "domestically controlled REIT," because the common stock is publicly traded; however, no assurance can be given that we will continue to be a "domestically controlled REIT." If we cease to be a "domestically-controlled REIT," gain arising from the disposition of our shares will not be subject to tax, provided that our shares are publicly traded on an established securities market (as determined under applicable Treasury Regulations) and the stockholder holds 5% or less of our outstanding stock during the five-year period ending on the date of disposition.

     Notwithstanding the foregoing, a Non-U.S. Holder will be subject to tax on gain from the sale or exchange of common stock not otherwise subject to FIRPTA if the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

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

Backup Withholding Tax and Information Reporting.

     We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such stockholder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-U.S. Holder resides.

     Backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends (including any capital gain dividends) that we pay on common stock to a Non-U.S. Holder at an address outside the United States.

     The payment of the proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock to or though a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding and information reporting.

     The backup withholding tax is not an additional tax and may be credited against a Non-U.S. Holder's United States federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the Service.

     The Service has issued final Treasury Regulations regarding the backup withholding rules as applied to Non-U.S. Holders. Those final Treasury Regulations alter the current system of backup withholding compliance and will be effective for payments made after December 31, 2000. You should consult your tax advisors regarding the application of the final Treasury Regulations and their potential effect on the ownership of common stock.

TAX ASPECTS OF OUR OWNERSHIP OF INTERESTS IN THE OPERATING PARTNERSHIP

     Substantially all of our investments are held indirectly through the operating partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Skadden, Arps, Slate, Meagher & Flom LLP, our special counsel, has delivered an opinion, substantially to the effect that the operating partnership will not be classified as an association subject to tax as a corporation, but will instead be classified as either (A) a disregarded entity if we own 100% of its membership interests directly or indirectly through one or more of our wholly-owned subsidiaries, or (B) a partnership if, in addition to us at least one other person that is unrelated to us or that is not, directly or indirectly, a 100% owned disregarded entity, owns an interest in the operating partnership. Accordingly, we will include in our income our proportionate share of the foregoing items of the operating partnership for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held through the operating partnership.

OTHER TAXES

     We, the operating partnership, any of our subsidiaries, or our stockholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which we or they transact business, own property, or reside. The state, local or foreign tax treatment of us and the stockholders in those jurisdictions may differ from the Federal income tax treatment described above. Consequently, you should consult your tax advisor regarding the effect of foreign, state and local tax laws upon an investment in the common stock in light of your individual investment circumstances.

PROPOSED CHANGES TO REIT QUALIFICATION REQUIREMENTS


     On August 5, 1999, Congress passed a bill that was recently vetoed by President Clinton, which if enacted into law, would have significantly modified certain aspects of the REIT gross income and asset tests. Included in the vetoed legislation were the following modifications:



     - Under current law a REIT is prohibited from owning more than 10% of the voting securities of any corporation. The legislation would modify the current ownership limitations to prohibit a REIT from owning more than 10% of the voting securities or 10% of the value of any corporation, unless the corporation elected to be treated as a "taxable REIT subsidiary." A REIT would be permitted to own up to 100% of the voting securities and 100% of the value of the other interests in a taxable REIT subsidiary. In addition, the 5% REIT asset test would not apply to taxable REIT subsidiaries, but taxable REIT subsidiaries would be subject to the 25% asset test (see "-- Taxation of Plum Creek as a REIT -- Asset Tests").


     - The legislation would also apply certain limitations to the deductibility of interest paid by a taxable REIT subsidiary to a related REIT.


     Although Congress' bill has been vetoed by the President, it is possible that similar legislation will be reintroduced in Congress and ultimately enacted into law. If legislation were to be enacted with provisions that are identical to those contained in the vetoed bill, such legislation would not apply to our unconsolidated subsidiaries unless they were to acquire a substantial new line of business or substantial assets. If we were required to convert our unconsolidated subsidiaries into taxable REIT subsidiaries, we would be permitted to own up to 100% of the voting stock and 100% of the value of such subsidiaries. In such a case, it is possible that the limitations on interest deductions would apply to interest payments made by the subsidiaries to us, in which case, the subsidiaries would be subject to increased taxation thereby diminishing our after-tax cash-flow from such subsidiaries. It is presently uncertain whether the vetoed legislation will be reintroduced in Congress, and if reintroduced, whether such legislation would be enacted into law, or, if enacted, what the terms, including the effective dates, of the legislation would be. Further, if legislation that is identical to the vetoed legislation is enacted into law, it would eliminate the need for our senior management to own any equity in the unconsolidated subsidiaries, and would allow us to report the financial operations of these subsidiaries on a consolidated basis.


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

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the Delaware General Corporation Law ("DGCL"). We have filed copies of our certificate of incorporation and bylaws with the Securities and Exchange Commission. These documents are incorporated by reference into the registration statement of which this prospectus is a part.

GENERAL

     We have authorized 525,634,567 shares of capital stock, consisting of:

     - 300 million shares of common stock, par value $.01 per share;

     - 634,566 shares of special voting stock, par value $.01 per share;

     - 150,000,001 shares of excess stock, par value $.01 per share; and

     - 75 million shares of preferred stock, par value $.01 per share.


     Upon the completion of the this offering, 67,822,009 shares of common stock will be issued and outstanding, 634,566 shares of special voting stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. We issued our special voting stock to the partners of our former general partner in connection with our conversion to a REIT.


COMMON STOCK AND SPECIAL VOTING STOCK


     Each holder of shares of our common stock and special voting stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders. In addition, if individuals affiliated with our former general partner and designated in our certificate of incorporation retain beneficial ownership of at least five million shares of common stock and/or special voting stock, in the aggregate, subject to customary adjustment to avoid dilution:


     - those individuals will have the right to designate, for nomination purposes only, a sufficient number of our nominees for our board of directors that, taken together with any previously elected designees, could constitute a majority of our board of directors; and

     - holders of special voting stock will have the right to vote their special voting stock, in a separate class vote, on some matters required to be submitted for stockholder approval, including:


      -- amendments to our certificate of incorporation;



      -- issuances of more than 20% of our outstanding common stock for non-cash consideration;



      -- dissolution;



      -- mergers;



      -- the sale of all or substantially all of our assets; and



      -- amendments to our bylaws as proposed by our stockholders.


     Generally, matters submitted to our stockholders require the affirmative vote of stockholders holding a majority of the number of votes cast either present in person or by proxy at a duly convened meeting of stockholders, except that the removal of directors, some mergers and the amendment of specific sections of our certificate of incorporation requires the affirmative vote of stockholders holding 66 2/3% of the

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

number of votes entitled to be cast on such proposals. Our board of directors is divided into three classes, with the directors in each class serving for three years and until their successors are duly qualified. Therefore, in general, the replacement of a majority of our board of directors will take two years or the vote of 66 2/3% of the shares of common stock outstanding.

     Subject to the rights of the holders of preferred stock, and subject to any other provisions of our certificate of incorporation, holders of common stock are entitled to receive REIT distributions out of assets legally available therefor as our board of directors may determine. Holders of special voting stock are entitled to receive the same REIT distributions as holders of common stock, except that REIT distributions paid in common stock will be paid in special voting stock to these holders.

     Our shares of special voting stock are convertible, at the holder's option, into an equal number of shares of common stock. If the beneficial ownership of the persons designated in our certificate of incorporation drops below five million shares of common stock and/or special voting stock, in the aggregate, subject to customary adjustment to avoid dilution, all of our outstanding shares of special voting stock will automatically convert into common stock. Finally, if shares of our special voting stock are transferred to persons unaffiliated with the individuals designated in our certificate of incorporation, these shares will automatically convert into an equal number of shares of common stock.

     Upon any liquidation or dissolution, the holders of our common stock and special voting stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock or special voting stock. Except as discussed below, holders of our common stock and special voting stock have no conversion, sinking fund, redemption, preemptive or subscription rights. In addition, holders of our common stock and special voting stock do not have cumulative voting rights. Holders of our special voting stock have the right to convert shares of special voting stock into our shares of common stock.

TRANSFER AGENT AND REGISTRAR

     BankBoston, N.A. acts as transfer agent and registrar for our common stock.

PREFERRED STOCK

     Our board of directors has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed on any unissued series of our preferred stock and to fix the number of shares, distribution rights, conversion or exchange rights, voting rights, redemption rights, liquidation preferences, and sinking funds of any series of our preferred stock. The authorized shares of our preferred stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange on which any series of our stock may be listed. As of the date of this prospectus, no shares of preferred stock are outstanding and we have no current plans to issue any preferred stock.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES

     In order for us to qualify as a REIT under the Internal Revenue Code, among other things, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined by the Internal Revenue Code. Also, shares of our capital stock must be beneficially owned by 100 or more persons during the last 335 days of a taxable year of 12 months, other than the first year or during a proportionate part of a shorter year taxable year.

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

     To protect us from losing our status as a REIT, our certificate of incorporation, subject to some exceptions, provides that no person, other than the individuals designated in our certificate of incorporation and their affiliates, may beneficially own more than the Ownership Limit of our shares of capital stock. "Ownership Limit" means the provisions in our certificate of incorporation which prohibit ownership either directly or under the applicable attribution rules of the Internal Revenue Code of more than 5% of the lesser of the total number of shares of common stock outstanding or the value of the outstanding shares of common stock by any stockholder other than by some designated persons agreed to by us. These ownership restrictions, however, allow the individuals designated in our certificate of incorporation and some of their affiliates to beneficially own up to 27% of our capital stock, which exception will be permanently reduced in accordance with any reduction in their proportional beneficial ownership from sales of shares of our capital stock by these individuals and their affiliates or new issuances of capital stock by us, and which exception will be increased to adjust for repurchases of capital stock by us.

     Any transfer of shares of our capital stock is null and void, and the intended transferee will acquire no rights to the shares of capital stock, if the transfer would do any of the following:

     - cause any person to beneficially own shares of our capital stock in excess of the Ownership Limit not otherwise permitted as provided above;

     - result in the shares of our capital stock being owned by fewer than 100 persons within the meaning of 856(a)(5) of the Internal Revenue Code;

     - result in us being "closely held" within the meaning of section 856(h) of the Internal Revenue Code;

     - result in us failing to qualify as a "domestically controlled REIT" within the meaning of section 897(h)(4)(B) of the Internal Revenue Code; or

     - otherwise cause us to fail to qualify as a REIT.

     The restriction on transferability and ownership described above which prohibits any person from beneficially owning shares of our capital stock in excess of the Ownership Limit will not apply if our board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence or undertakings acceptable to it, waives the application of the Ownership Limit to a person subject to the limit, provided that:

     - our board of directors obtains representations and undertakings as are reasonably necessary to ascertain that the acquiror's beneficial ownership or constructive ownership of shares of capital stock will not at that time or in the future result in any of the other situations described above; and

     - the acquiror agrees in writing that any violation or attempted violation of any other limitations, restrictions and conditions that our board of directors may impose at the time of waiver with respect to the acquiror will result in the conversion of these shares in excess of the original limit applicable to the acquiror into shares of excess stock.

     If any purported transfer of our capital stock or other event resulting in an increase in any holder's percentage interest in our common stock would cause a purported transferee or holder to be in violation of the Ownership Limit or would cause us to be disqualified as a REIT, then the purported transferee or holder will not acquire or will cease to own, as the case may be, the number of shares in excess of the Ownership Limit or in excess of the highest number of shares which would allow us to remain qualified as a REIT. The excess stock will be converted automatically into an equal number of shares of stock and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. Automatic transfer shall be deemed to be effective as of the close

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

of business on the trading day prior to the date of the violative transfer or event. Upon the occurrence of a conversion of shares of capital stock into an equal number of shares of excess stock, these shares of capital stock shall be automatically retired and canceled, without any action required by our board of directors, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of capital stock from which this excess stock was converted and may be reissued by us as that particular class or series of capital stock.

     As soon as practical after the transfer of shares of excess stock to the trust, the trustee of the trust, who shall be designated by us, will be required to designate one or more persons who could own excess shares without violating the Ownership Limit or causing us to be disqualified as a REIT and to sell excess shares to these permitted transferees. Upon the trustee's designation and sale of the excess stock to the permitted transferee, shares of excess stock will automatically convert into an equal number of shares of capital stock of the same class and series from which the excess stock was converted. Upon the occurrence of a conversion of shares of excess stock into an equal number of shares of capital stock, shares of excess stock shall be automatically retired and canceled, without any action by our board of directors, and shall be restored to the status of authorized but unissued shares of excess stock and may be reissued by us as excess stock. However, if the transfer of excess stock to a purported permitted transferee would or does violate any of the transfer restrictions set forth above, this transfer shall be void as to that number of shares of excess stock that cause the violation of this restriction when shares are converted into shares of capital stock and the purported permitted transferee shall be deemed to be a prohibited owner and shall acquire no rights in these shares of excess stock or our capital stock. Shares of our capital stock shall be automatically converted into excess stock and transferred to the trust from which they were originally transferred.

     Any prohibited owner shall be entitled, following acquisition of the shares of excess stock and the subsequent designation and sale of excess stock to a permitted transferee, to receive from the trustee sales proceeds received by the trust for the excess shares. The proceeds of a sale are calculated according to a formula in our certificate of incorporation.

     In addition, excess shares held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of the price per share in the transaction that created the excess stock or market value. We shall have the right to accept this offer for a period of 90 days.

     All certificates representing shares of common stock bear a legend referring to the restrictions described above.

     We are required to keep records which disclose the actual ownership of our outstanding shares of capital stock. Accordingly, in order to comply with these record keeping requirements, any person who beneficially owns more than 3% of the our outstanding shares of any class or series of our capital stock, or the lower percentages as are then required pursuant to regulations under the Internal Revenue Code, is required to provide to us, by January 31st of each year, a written statement or affidavit stating the name and address of the beneficial owner, the number of shares beneficially owned by the beneficial owner and a description of how the shares are held. In addition, each record and beneficial owner of our capital stock shall, upon demand, be required to disclose to us in writing the information we may request in order to determine our status as a REIT and to ensure compliance with the Ownership Limit. In addition, the individuals designated in our certificate of incorporation and their affiliates shall promptly notify us upon any transfer of our capital stock.

     The ownership limitations described above could have the effect of delaying, deferring or preventing a change of control in which holders of common stock might receive a premium for their shares over the then prevailing market price. See also "Risk Factors -- Provisions in our certificate of incorporation and Delaware law may prevent a change in control."

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

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, the statute prohibits us from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder" unless:

     - the transaction is approved by our board of directors prior to the date the "interested stockholder" obtains "interested stockholder" status;

     - upon consummation of the transaction, the "interested stockholder" beneficially owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding shares owned by:


      - our officers who are also directors;



      - our employee stock plans, if any, in which our employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender or exchange offer; or



      - the transaction is approved by our board of directors and authorized at an annual or special meeting of our stockholders holding an affirmative vote of at least 66 2/3% of our outstanding voting stock, which is not owned by the "interested stockholder."


     Under this statute, a "business combination" includes the following:

     - mergers;

     - asset sales; and

     - other transactions resulting in financial benefit to the "interested stockholder."

     An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of our voting stock.

     This statute could prohibit or delay a merger or other takeover or change of control. Accordingly, this statute may discourage any attempts to acquire us.

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

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them severally the number of shares indicated below:



                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Goldman, Sachs & Co.........................................
                                                              ---------
          Total.............................................  5,000,000
                                                              =========


     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of specific legal matters by their counsel and to specific other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any of the shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.


     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to specific dealers at a price that represents
a concession not in excess of $          a share under the public offering
price. Any underwriter may allow, and specific dealers may reallow, a concession
not in excess of $          a share to other underwriters or to other dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.



     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and, if necessary, the amount of our third quarter distribution with respect to these shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to some conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in
full, the total price to the public would be $          , the total
underwriters' discounts and commission would be $          and our total
proceeds would be $          .

     We and our directors, executive officers and some of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus:


     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters;

     - our issuance of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     We estimate that our expenses to be incurred in connection with the offering of our common stock will be approximately $660,000. The underwriters have agreed to reimburse us for a portion of our expenses incurred in connection with this offering.


     We and the underwriters have agreed to indemnify each other against specific liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     Specific legal matters, including the validity of the issuance of the common stock being offered by this prospectus and the United States federal income tax consequences in connection with this offering, will be passed upon for Plum Creek Timber Company, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Brown & Wood LLP, San Francisco, California will act as counsel for the underwriters.

                                    EXPERTS

     The combined balance sheet as of December 31, 1998 and 1997, and the combined statements of income and cash flows for each of the three years in the period ended December 31, 1998 of Plum Creek Timber Company, L.P. have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically, including ourselves. Our common stock is quoted on the New York Stock Exchange and the Pacific Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California, 94104.

     This prospectus is part of a registration statement that we filed with the SEC. You can obtain the full registration statement from the SEC as indicated above.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (filed March 18, 1999) and Amendment 1 to the Annual Report on Form 10-K/A dated March 29, 1999 (filed March 31, 1999);


     - Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 (filed May 14, 1999) and June 30, 1999 (filed August 11, 1999);



     - Current Reports on Form 8-K dated February 8, 1999 (filed February 10,
       1999), March 12, 1999 (filed March 12, 1999), March 18, 1999 (filed March
       22, 1999), March 22, 1999 (filed March 23, 1999), March 24, 1999 (filed
       March 25, 1999), March 26, 1999 (filed March 31, 1999), March 29, 1999
       (filed March 30, 1999), April 9, 1999 (filed April 12, 1999), April 19, 1999 (filed April 20, 1999), June 21, 1999 (filed June 22, 1999), July 1,
       1999 (filed July 1, 1999), July 1, 1999 (filed July 14, 1999) and October 5, 1999 (filed October 6, 1999); and


     - Registration Statement on Form 8-A dated July 1, 1999 (filed July 1,
       1999).

     We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to Director, Investor Relations, Plum Creek Timber Company, Inc., 999 Third Avenue Suite 2300, Seattle, Washington 98104 (telephone number 206-467-3600).

                        PLUM CREEK TIMBER COMPANY, L.P.



                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
PLUM CREEK TIMBER COMPANY, L.P. COMBINED FINANCIAL
  STATEMENTS:
  Report of Independent Accountants.........................  F-2
  Combined Statement of Income -- Years Ended December 31,
     1996, 1997, 1998 and Six Months Ended June 30, 1998 and
     1999 (unaudited).......................................  F-3
  Combined Balance Sheet -- December 31, 1997 and 1998, and
     June 30, 1999
     (unaudited)............................................  F-4
  Combined Statement of Cash Flows -- Years Ended December
     31, 1996, 1997, 1998 and Six Months Ended June 30, 1998
     and 1999 (unaudited)...................................  F-5
  Notes to Combined Financial Statements....................  F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Unitholders and Directors


of the General Partner of


Plum Creek Timber Company, L.P.



     In our opinion, the accompanying combined balance sheet and the related combined statements of income and of cash flows present fairly, in all material respects, the financial position of Plum Creek Timber Company, L.P. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP


Seattle, Washington


January 26, 1999

                        PLUM CREEK TIMBER COMPANY, L.P.



                          COMBINED STATEMENT OF INCOME


                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)



                                                                        SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,               JUNE 30,
                                  --------------------------------    --------------------
                                    1996        1997        1998        1998        1999
                                  --------    --------    --------    --------    --------
                                                                          (UNAUDITED)
Revenues........................  $633,741    $725,571    $699,370    $336,124    $362,570
                                  --------    --------    --------    --------    --------
Costs and Expenses:
  Cost of Goods Sold............   429,897     503,259     505,366     239,768     257,907
  Selling, General and
     Administrative.............    38,856      49,031      52,917      27,430      21,547
                                  --------    --------    --------    --------    --------
          Total Costs and
             Expenses...........   468,753     552,290     558,283     267,198     279,454
                                  --------    --------    --------    --------    --------
Operating Income................   164,988     173,281     141,087      68,926      83,116
Interest Expense................   (50,141)    (60,364)    (60,622)    (29,576)    (37,049)
Interest Income.................     1,291       1,113       1,042         467         610
Gain (Loss) on Disposition of
  Assets........................   108,852      (1,223)       (805)       (421)        120
Reorganization Costs............                            (4,763)     (1,748)     (5,053)
Other Expense -- Net............                (1,031)         14         (90)       (362)
                                  --------    --------    --------    --------    --------
Income before Income Taxes......   224,990     111,776      75,953      37,558      41,382
Provision for Income Taxes......     1,391          80         517         147         985
                                  --------    --------    --------    --------    --------
Net Income......................   223,599     111,696      75,436      37,411      40,397
General Partner Interest........    27,777      31,918      33,713      16,599      17,162
                                  --------    --------    --------    --------    --------
Net Income Allocable to
  Unitholders...................  $195,822    $ 79,778    $ 41,723    $ 20,812    $ 23,235
                                  ========    ========    ========    ========    ========
Net Income per Unit.............  $   4.71    $   1.72    $   0.90    $   0.45    $   0.50
                                  ========    ========    ========    ========    ========



            See accompanying Notes to Combined Financial Statements

                        PLUM CREEK TIMBER COMPANY, L.P.



                             COMBINED BALANCE SHEET


                                 (IN THOUSANDS)



                                     ASSETS



                                                          DECEMBER 31,
                                                    ------------------------     JUNE 30,
                                                       1997          1998          1999
                                                    ----------    ----------    -----------
                                                                                (UNAUDITED)
Current Assets:
  Cash and Cash Equivalents.......................  $  135,381    $  113,793    $   96,188
  Accounts Receivable.............................      28,698        32,007        43,267
  Inventories.....................................      58,956        55,963        46,095
  Timber Contract Deposits........................       3,711         2,647         4,242
  Other Current Assets............................       5,508         6,053         5,873
                                                    ----------    ----------    ----------
                                                       232,254       210,463       195,665
Timber and Timberlands -- Net.....................     887,694     1,030,484     1,015,007
Property, Plant and Equipment -- Net..............     163,556       186,179       178,037
Other Assets......................................      17,393        11,117        11,216
                                                    ----------    ----------    ----------
          Total Assets............................  $1,300,897    $1,438,243    $1,399,925
                                                    ==========    ==========    ==========
LIABILITIES
Current Liabilities:
  Current Portion of Long-Term Debt...............  $   18,400    $   18,400    $   26,950
  Accounts Payable................................      12,990        15,320        14,865
  Interest Payable................................       9,556        10,964        11,294
  Wages Payable...................................      17,156        14,795        13,143
  Taxes Payable...................................       4,757         4,081         4,304
  Workers' Compensation Liabilities...............       1,450         1,550         1,300
  Other Current Liabilities.......................       9,683        15,766         8,456
                                                    ----------    ----------    ----------
                                                        73,992        80,876        80,312
Long-Term Debt....................................     584,000       742,608       715,453
Line of Credit....................................     161,000       200,000       218,400
Workers' Compensation Liabilities.................       8,466         7,495         7,280
Other Liabilities.................................       3,102         1,849         3,524
                                                    ----------    ----------    ----------
          Total Liabilities.......................     830,560     1,032,828     1,024,969
                                                    ----------    ----------    ----------
Commitments and Contingencies
PARTNERS' CAPITAL
Limited Partners' Units...........................     469,824       406,857       377,284
General Partner...................................         513        (1,442)       (2,328)
                                                    ----------    ----------    ----------
          Total Partners' Capital.................     470,337       405,415       374,956
                                                    ----------    ----------    ----------
          Total Liabilities and Partners'
             Capital..............................  $1,300,897    $1,438,243    $1,399,925
                                                    ==========    ==========    ==========



            See accompanying Notes to Combined Financial Statements

                        PLUM CREEK TIMBER COMPANY, L.P.



                        COMBINED STATEMENT OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                                         SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,              JUNE 30,
                                                   ---------------------------------   ---------------------
                                                     1996        1997        1998        1998        1999
                                                   ---------   ---------   ---------   ---------   ---------
                                                                                            (UNAUDITED)
Cash Flows From Operating Activities:
  Net Income.....................................  $ 223,599   $ 111,696   $  75,436   $  37,411   $  40,397
  Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
    Depreciation, Depletion and Amortization.....     56,945      70,243      69,287      31,876      34,988
    Loss (Gain) on Property
      Dispositions -- Net........................   (108,852)      1,223         805         421        (120)
    Working Capital Changes:
      Accounts Receivable........................      8,053      (5,001)     (3,309)     (5,900)    (11,260)
      Inventories................................     (1,052)     (5,072)      6,974      15,026       9,868
      Timber Contract Deposits...................      1,663       2,276       1,064      (1,224)     (1,595)
      Other Current Assets.......................    (10,579)      9,517        (513)     (2,610)        180
      Accounts Payable...........................     (2,328)       (453)      2,330       3,153        (455)
      Interest Payable...........................      1,987          26       1,408        (281)        330
      Wages Payable..............................        (77)      3,969      (2,361)     (6,929)     (1,652)
      Taxes Payable..............................       (661)       (518)       (676)        985         223
      Workers' Compensation Liabilities..........       (868)                    100        (760)       (250)
      Other Current Liabilities..................      2,148         471       6,083       8,141      (7,310)
    Other........................................      1,970       1,599       7,376       3,940       1,553
                                                   ---------   ---------   ---------   ---------   ---------
  Net Cash Provided By Operating Activities......    171,948     189,976     164,004      83,249      64,897
                                                   ---------   ---------   ---------   ---------   ---------
Cash Flows From Investing Activities:
  Southern Region Acquisition....................   (555,966)
  Proceeds from Newport Asset Sale...............    148,676
  Business Acquisitions..........................                            (12,353)
  Additions to Other Properties..................    (19,280)    (28,348)    (54,927)    (35,955)    (12,193)
  Proceeds from Other Property Dispositions......      7,329         917       1,457         310         812
  Other..........................................                   (649)        (11)
                                                   ---------   ---------   ---------   ---------   ---------
  Net Cash Used In Investing Activities..........   (419,241)    (28,080)    (65,834)    (35,645)    (11,381)
                                                   ---------   ---------   ---------   ---------   ---------
Cash Flows From Financing Activities:
  Cash Distributions.............................   (110,116)   (133,007)   (140,358)    (69,445)    (70,916)
  Borrowings on Lines of Credit and Bridge
    Facility.....................................    948,250     814,950     695,000     388,000     310,900
  Payments on Lines of Credit and Bridge
    Facility.....................................   (884,750)   (814,950)   (656,000)   (349,000)   (292,500)
  Issuance of Long-Term Debt.....................    200,000
  Retirement of Long-Term Debt...................    (14,100)    (17,400)    (18,400)    (18,400)    (18,605)
  Issuance of Limited Partner Units..............    144,297
                                                   ---------   ---------   ---------   ---------   ---------
  Net Cash Provided By (Used In) Financing
    Activities...................................    283,581    (150,407)   (119,758)    (48,845)    (71,121)
                                                   ---------   ---------   ---------   ---------   ---------
Increase (Decrease) in Cash and Cash
  Equivalents....................................     36,288      11,489     (21,588)     (1,241)    (17,605)
Cash and Cash Equivalents:
  Beginning of Year..............................     87,604     123,892     135,381     135,381     113,793
                                                   ---------   ---------   ---------   ---------   ---------
  End of Year....................................  $ 123,892   $ 135,381   $ 113,793   $ 134,140   $  96,188
                                                   =========   =========   =========   =========   =========
Supplementary Cash Flow Information
Cash paid during the year for:
  Interest Paid -- Net...........................  $  46,635   $  59,650   $  58,785
  Income Taxes Paid -- Net.......................  $     972   $     737   $     362
Noncash investing and financing activities:
  Business Acquisition...........................                          $ 177,060
  Issuance of Unsecured Debt for Business
    Acquisition..................................                          $ 177,060



            See accompanying Notes to Combined Financial Statements

                        PLUM CREEK TIMBER COMPANY, L.P.



                     NOTES TO COMBINED FINANCIAL STATEMENTS


                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



NOTE 1. ACCOUNTING POLICIES



     BASIS OF PRESENTATION. Plum Creek Timber Company, L.P. (the "Partnership"), a Delaware limited partnership, Plum Creek Manufacturing, L.P. ("Manufacturing"), and Plum Creek Marketing, Inc. ("Marketing"), own, manage and operate approximately 3.3 million acres of timberland and eleven wood products conversion facilities in the Northwest, Southern and Northeastern United States. The Partnership owns 98 percent of Manufacturing and 96 percent of Marketing. Plum Creek Management Company, L.P. (the "General Partner"), manages the businesses of the Partnership, Manufacturing and Marketing and owns the remaining two percent general partner interest of Manufacturing and four percent of Marketing. As used herein, "Company" refers to the combined entities of the Partnership, Manufacturing and Marketing.



     The combined financial statements include all the accounts of the Partnership, Manufacturing and Marketing. All significant intercompany transactions have been eliminated in combination.



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     On July 1, 1999, the Partnership converted to a real estate investment trust and became Plum Creek Timber Company, Inc. See Note 2 to the Combined Financial Statements for discussion of the conversion and reorganization of the Partnership. Presentation of the June 30, 1999 financial statements and notes reflects the business of the Partnership. Any reference to transactions or activities subsequent to June 30, 1999 relates to Plum Creek Timber Company, Inc., the surviving entity. The structure and future accounting presentation for Plum Creek Timber Company, Inc. are discussed in the pro forma financial data contained herein. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."



     NET INCOME PER UNIT. Net income per Unit is calculated using the weighted average number of Units outstanding, divided into the combined Partnership net income, after adjusting for the General Partner interest. The weighted average number of Units outstanding was 41,619,803 for the year ended December 31, 1996, and 46,323,300 for the years ended December 31, 1997 and 1998. For the six months ended June 30, 1998 and 1999, the weighted average number of Units outstanding was 46,323,300.



     REVENUE RECOGNITION. Revenues received from the sale of logs, wood products and by-products, primarily wood chips, are generally recorded as revenue at the time of shipment. Sales are denominated in U.S. dollars. Sales of timberlands identified by the Partnership as higher and better use lands (for use other than for forest management purposes) are included in revenues when the sale is consummated.



     CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the cash and cash equivalents are deposited with one financial institution.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     INVENTORIES. Logs, work-in-process, and finished goods inventories are stated at the lower of average cost or market on the last-in, first-out ("LIFO") method. Cost for manufactured inventories includes raw materials, labor, supplies, energy, depreciation and production overhead. Cost of log inventories includes timber depletion, stumpage, associated logging and harvesting costs, road costs and production overhead. The average cost method is used to value the Company's supplies inventories.



     TIMBER AND TIMBERLANDS. Timber and timberlands, including logging roads, are stated at cost less depletion for timber previously harvested and accumulated amortization. Cost of the Partnership's timber harvested is determined based on the volume of timber harvested in relation to the amount of estimated recoverable timber. The Partnership estimates its timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types and other information gathering techniques. For timberlands located in the Southern and Northeastern United States, estimates of future growth and costs related thereto are also made. The cost of logging roads is amortized over the estimated useful life on a straight-line basis.



     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost. Improvements and replacements are capitalized. Depreciation is provided for on a straight-line basis for buildings and improvements (over 20 to 31 1/2 years) and on a unit-of-production basis for machinery and equipment, which approximates a straight-line basis. Maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. The cost and related accumulated depreciation of property sold or retired are removed from the accounts and any gain or loss is recorded.



     INCOME TAXES. The Partnership and Manufacturing are not subject to federal income tax and their income or loss is included in the tax returns of individual Unitholders. The Partnership files composite returns in the states in which it does business, paying taxes on behalf of nonresident Unitholders. State taxes paid on behalf of nonresident Unitholders are included in other expense. Marketing, as a separate taxable corporation, provides for income taxes on a separate company basis.



     EMPLOYEE PENSION AND RETIREMENT PLANS. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), in 1998. The provisions of SFAS 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable. See Note 11 to Notes to Combined Financial Statements.



     UNIT-BASED COMPENSATION PLANS. The Company accounts for Unit-based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"). The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). See Note 12 to Notes to Combined Financial Statements for discussion of the above referenced plans.



     SEGMENT REPORTING. The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in 1998. SFAS 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The adoption of SFAS 131 did not affect results of operations or

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



financial position but did affect the disclosure of segment information. Prior year amounts have been restated in order to conform to the 1998 presentation. See Note 15 to Notes to Combined Financial Statements.



     NEW ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities. The implementation of SFAS 133 is required for financial statements issued for periods beginning after June 15, 2000; early application is permitted. Adoption of this standard is not expected to have a material impact on the Company's financial position, results of operation or cash flows.



NOTE 2. REORGANIZATION



     On June 8, 1998 the Partnership announced that the Board of Directors of PC Advisory Corp. I ("Advisory Corp"), the ultimate general partner of the Partnership, had authorized the Partnership to seek approval from its Unitholders to convert (the "Conversion Transaction") its structure from a publicly traded Master Limited Partnership into a publicly traded Real Estate Investment Trust (the "REIT"). The Conversion Transaction is conditioned upon the approval of the holders of two-thirds of the Partnership's outstanding Units. In connection with the Conversion Transaction, the Unitholders will exchange, on a one-for-one basis, their Units for shares of common stock in the REIT. The General Partner will exchange its general partner interest in the Partnership and Manufacturing and its interest in Marketing for a 27% equity interest in the REIT and will also receive certain control rights. The solicitation of Unitholder approval of the Conversion Transaction and the exchange of shares in the REIT for the Partnership's outstanding Units was made by means of a proxy statement/prospectus provided to the Unitholders of record as of January 22, 1999. Reorganization costs are being expensed in the period incurred and are reflected as a separate line item in the financial statements.



     On September 11, 1998, a Unitholder, individually and as a purported representative of all Unitholders as of June 8, 1998 (the "Plaintiff"), filed a purported class action lawsuit (the "Action") in the Court of Chancery in the State of Delaware against the Partnership, the General Partner and Advisory Corp (collectively the "Plum Creek Defendants"), alleging that the General Partner's receipt of a 27% equity interest in the REIT violates the General Partner's and Advisory Corp's fiduciary duties to the Unitholders.



     On November 17, 1998, the Plaintiff filed an amended complaint which also challenged the General Partners' receipt of certain special voting and board nomination rights. On December 17, 1998, the Delaware Court of Chancery granted the Plum Creek Defendants' motion to dismiss. On January 11, 1999, the Plaintiff filed a notice of appeal in the Supreme Court of the State of Delaware with respect to the Action.



     On February 8, 1999, the Plaintiff in the Action, individually and as a purported representative of all Unitholders, filed a second purported class action lawsuit in the Court of Chancery in the State of Delaware against the Plum Creek Defendants. This new action alleges that the Partnership's proxy statement/prospectus, included in a registration statement filed with the Securities and Exchange Commission on January 28, 1999, is false and misleading. The proxy statement/prospectus has been provided to all Unitholders of record as of January 22, 1999 in connection with the Special Meeting of Unitholders scheduled for March 22, 1999, at which approval of the Conversion Transaction will be

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



sought. The Plaintiff claims that, through alleged misstatements and omissions, the General Partner and its affiliate have breached a fiduciary duty of candor to the Unitholders.



     On April 9, 1999, the Partnership announced that it and the General Partner had entered into an agreement settling Unitholder litigation relating to the Conversion Transaction. The settlement, which was approved by the Court of Chancery in the State of Delaware on June 21, 1999, could obligate the Partnership's former General Partner to pay up to an aggregate of $30 million into a fund for distribution to eligible Unitholders if certain five-year financial targets of the Company are not met. Payments by the General Partner, if any, would generally be made following the end of the five-year period, on or about April 15, 2004. Such payments, if any, may be accelerated upon the occurrence of certain extraordinary transactions. Payments from the fund, less court-approved attorney fees, would be made to Unitholders who were beneficial owners as of July 1, 1999.



     On April 19, 1999, at a special meeting of Unitholders, the Partnership's Unitholders also approved the Conversion Transaction. The conversion became effective on July 1, 1999. After the conversion, there are 62,822,009 shares of common stock outstanding and 634,566 shares of special voting stock outstanding, which are convertible into common stock. Plum Creek Timber Company, Inc., the new corporation, will elect to be treated for Federal income tax purposes as a REIT. Plum Creek Timber Company, L.P. ceased to exist.



NOTE 3. ACQUISITION



     On November 12, 1998, the Partnership acquired 905,000 acres of forest lands in central Maine (the "Maine Timberland Acquisition") from S.D. Warren Company, a Pennsylvania corporation, for a purchase price of $180.0 million, plus $300,000 for working capital. As part of the acquisition, the Partnership entered into a long-term fiber agreement to supply fiber to S.D. Warren Company's paper facility in Skowhegan, Maine at prevailing market prices. The acquisition was accounted for as a purchase and the operations of the business acquired have been included in the Company's combined financial statements from the date of acquisition. The total purchase price of $181.1 million, including $700,000 of acquisition costs and $105,000 of assumed liabilities, was allocated as follows (in thousands):



Timber and Timberlands......................................  $177,618
Property, Plant and Equipment...............................     2,940
Other Assets................................................       590
                                                              --------
Total Assets Acquired.......................................  $181,148
Total Liabilities Assumed...................................  $    105
                                                              ========



     The acquisition was financed with approximately $4 million cash and the balance with unsecured promissory notes that were issued to the seller (Senior Notes due 2011, see Note 7 to Notes to Combined Financial Statements). The Senior Notes due 2011 have an average maturity of 10 years with effective interest rates ranging from 7.16% to 7.32%.



     The unaudited combined results of operations of the Company on a pro forma basis as though the Maine Timberland Acquisition and the issuance of the Senior Notes due 2011 had occurred as of the

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



beginning of the years ended December 31, 1997 and 1998 were as follows (in thousands, except per Unit):



                                                              1997        1998
                                                            --------    --------
Revenues..................................................  $774,032    $739,000
Net Income................................................   110,987      73,540
Net Income Allocable to Unitholders.......................    79,083      39,865
Net Income per Unit.......................................  $   1.71    $   0.86



     The pro forma financial information is not necessarily indicative of results of operations that would have occurred had the Maine Timberland Acquisition occurred as of those dates or of results which may occur in the future.



NOTE 4. ACCOUNTS RECEIVABLE



     Accounts receivable were presented net of allowances for doubtful accounts of $1,285,000 at December 31, 1997, $1,323,000 at December 31, 1998, and
$1,376,000 at June 30, 1999.



NOTE 5. INVENTORIES



     Inventories consisted of the following (in thousands):



                                                     DECEMBER 31,
                                                  ------------------     JUNE 30,
                                                   1997       1998         1999
                                                  -------    -------    -----------
                                                                        (UNAUDITED)
Raw materials (logs)..........................    $29,177    $25,129      $14,230
Work-in-process...............................      6,108      6,554        7,926
Finished goods................................     15,295     15,831       14,928
Export logs...................................        715         53           96
                                                  -------    -------      -------
                                                   51,295     47,567       37,180
Supplies......................................      7,661      8,396        8,915
                                                  -------    -------      -------
          Total...............................    $58,956    $55,963      $46,095
                                                  =======    =======      =======



     Excluding supplies, which are valued at average cost, the cost of the LIFO inventories valued at the lower of average cost or market (which approximates current cost) was $50.0 million at December 31, 1997, $46.9 million at December 31, 1998 and $37.7 million at June 30, 1999.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



NOTE 6. TIMBER AND TIMBERLANDS AND PROPERTY, PLANT AND EQUIPMENT



     Timber and timberlands consisted of the following (in thousands):



                                                   DECEMBER 31,
                                              ----------------------     JUNE 30,
                                                1997         1998          1999
                                              --------    ----------    -----------
                                                                        (UNAUDITED)
Timber and logging roads -- net.............  $789,513    $  907,830    $  891,529
Timberlands.................................    98,181       122,654       123,478
                                              --------    ----------    ----------
Timber and timberlands -- net...............  $887,694    $1,030,484    $1,015,007
                                              ========    ==========    ==========



     Property, plant and equipment consisted of the following (in thousands):



                                                   DECEMBER 31,
                                              ----------------------     JUNE 30,
                                                1997         1998          1999
                                              ---------    ---------    -----------
                                                                        (UNAUDITED)
Land, buildings and improvements............  $  61,155    $  66,714     $  66,815
Machinery and equipment.....................    235,349      275,149       281,331
                                              ---------    ---------     ---------
                                                296,504      341,863       348,146
Accumulated depreciation....................   (132,948)    (155,684)     (170,109)
                                              ---------    ---------     ---------
Property, plant and equipment -- net........  $ 163,556    $ 186,179     $ 178,037
                                              =========    =========     =========



NOTE 7. BORROWINGS



     Long-term debt and the Line of Credit consisted of the following (in thousands):



                                                     DECEMBER 31,
                                                 --------------------     JUNE 30,
                                                   1997        1998         1999
                                                 --------    --------    -----------
                                                                         (UNAUDITED)
Senior Notes due 2007..........................  $130,300    $122,000     $113,700
First Mortgage Notes due 2007..................   122,100     112,000      101,900
Senior Notes due 2009..........................   150,000     150,000      150,000
Senior Notes due 2011..........................               177,008      176,803
Senior Notes due 2016..........................   200,000     200,000      200,000
Line of Credit.................................   161,000     200,000      218,400
                                                 --------    --------     --------
Total Long-Term Debt...........................   763,400     961,008      960,803
Less: Current Portion..........................   (18,400)    (18,400)     (26,950)
                                                 --------    --------     --------
Long-Term Portion..............................  $745,000    $942,608     $933,853
                                                 ========    ========     ========



     On November 12, 1998, the Partnership issued $171.4 million of senior notes (the "Senior Notes due 2011") to S.D. Warren Company to finance the Maine Timberland Acquisition. The Company recorded a premium on the Senior Notes due 2011 of $5.6 million to reflect the market value of the notes at the date of issuance. The premium will be amortized using the effective interest rate method over the terms of the notes. The Senior Notes due 2011 mature in 2007 through 2011 and bear interest at rates

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



ranging from 7.62% to 7.83%, payable quarterly. The effective interest rates on the Senior Notes due 2011 range from 7.16% to 7.32%.



     The Partnership has an unsecured revolving line of credit ("Line of Credit") which matures on December 13, 2001 and bears interest at a floating rate (7.0% as of December 31, 1998 and 1997). The weighted average interest rate for borrowings under the Line of Credit were 6.1% during 1997 and 5.9% during 1998. Borrowings on the Line of Credit fluctuate daily based on cash needs. Subject to customary covenants, the Line of Credit allows the Partnership to borrow from time to time up to $225 million, including up to $20 million of standby letters of credit issued on behalf of the Partnership and Manufacturing. As of December 31, 1998, $25 million remained available for borrowing under the Line of Credit and the Company had no outstanding standby letters of credit. As of January 4, 1999, the Partnership had repaid $100 million of the borrowings under the Line of Credit. As of June 30, 1999, $6.6 million remained available for borrowing under the Line of Credit and the Company had no outstanding standby letters of credit. As of July 15, 1999, we repaid $111 million of borrowings on the line of credit.



     The Senior Notes due 2007 and the First Mortgage Notes due 2007 bear interest at 11.125%, payable semiannually. The Senior Notes due 2009 bear interest at 8.73%, payable semiannually. The Senior Notes due 2016 mature in 2006 through 2016 and bear interest at rates ranging from 7.74% to 8.05%, payable semiannually. The Senior Notes, excluding the Senior Notes due 2011, and the First Mortgage Notes are redeemable prior to maturity subject to a premium on redemption, which is based upon interest rates of U.S. Treasury securities having similar average maturities as these notes. The premium that would have been due upon early retirement would have approximated $116 million at December 31, 1997 and $146 million at December 31, 1998. The four series of senior notes are unsecured. The First Mortgage Notes are collateralized by a significant portion of the property, plant and equipment of Manufacturing and are guaranteed by the Partnership.



     The aggregate maturities on the Senior Notes and the First Mortgage Notes (collectively the "Note Agreements") and the Line of Credit are as follows (in thousands):



                                                              NOTE       LINE OF
                                                           AGREEMENTS     CREDIT
                                                           ----------    --------
1999.....................................................   $18,812
2000.....................................................    27,392
2001.....................................................    27,423      $200,000
2002.....................................................    27,458
2003.....................................................    27,494
Thereafter...............................................   632,429



     All principal and interest payments due under the Note Agreements are nonrecourse to the General Partner. The Note Agreements and the Line of Credit contain certain restrictive covenants, including limitations on harvest levels, sales of assets, cash distributions and the incurrence of indebtedness. In addition, the Line of Credit requires the maintenance of a required interest coverage ratio. The Company was in compliance with such covenants at December 31, 1997, December 31, 1998 and June 30, 1999.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



NOTE 8. FINANCIAL INSTRUMENTS



     The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments. The estimated fair value of the Company's debt, based on current interest rates for similar obligations with like maturities, was approximately $843 million as of December 31, 1997 and $1.02 billion as of December 31, 1998. The carrying amount of the Company's debt was $763 million as of December 31, 1997 and $961 million as of December 31, 1998.



NOTE 9. PARTNERS' CAPITAL



     The changes in Partners' Capital were as follows (in thousands):



                                                LIMITED     GENERAL
                                               PARTNERS     PARTNER       TOTAL
                                               ---------    --------    ---------
January 1, 1996..............................  $ 234,117    $   (249)   $ 233,868
Net Income...................................    195,822      27,777      223,599
Cash Distributions...........................    (84,131)    (25,985)    (110,116)
Issuance of Limited Partner Units............    144,297                  144,297
                                               ---------    --------    ---------
December 31, 1996............................    490,105       1,543      491,648
Net Income...................................     79,778      31,918      111,696
Cash Distributions...........................   (100,059)    (32,948)    (133,007)
                                               ---------    --------    ---------
December 31, 1997............................    469,824         513      470,337
Net Income...................................     41,723      33,713       75,436
Cash Distributions...........................   (104,690)    (35,668)    (140,358)
                                               ---------    --------    ---------
December 31, 1998............................  $ 406,857    $ (1,442)   $ 405,415
                                               =========    ========    =========



     The total number of Units outstanding at December 31, 1997 and 1998 was 46,323,300. On October 22, 1996, the Partnership issued 5,600,000 Units for net proceeds of $141.4 million. On November 5, 1996, 115,000 additional Units were issued by the Partnership for net proceeds of $2.9 million. The combined proceeds are net of issuance costs of $8.6 million.



     In accordance with the Partnership Agreement, the General Partner is authorized to make quarterly cash distributions. The General Partner declared $2.02 per unit for the year ended December 31, 1996, $2.20 per unit for the year ended December 31, 1997, and $2.28 per unit for the year ended December 31, 1998, to be paid to the Partnership's Unitholders. For quarterly cash distributions exceeding $0.21 2/3 per Unit, the General Partner is provided with an incentive distribution. See Note 13 to Notes to Combined Financial Statements.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



NOTE 10. INCOME TAXES



     The provision for income taxes was as follows (in thousands):



                                                            YEAR ENDED DECEMBER 31,
                                                           -------------------------
                                                            1996      1997     1998
                                                           -------    -----    -----
Current Federal..........................................  $1,201      $43     $426
Current State............................................     190       37       91
                                                           ------      ---     ----
          Total..........................................  $1,391      $80     $517
                                                           ======      ===     ====



     Reconciliation of the federal statutory rate to the effective income tax rate was as follows:



                                                          1996     1997     1998
                                                          -----    -----    -----
Statutory tax rate......................................   35.0%    35.0%    35.0%
State tax net of federal tax benefit....................    0.1      0.0      0.0
Nontaxable partnership income...........................  (34.6)   (34.9)   (34.3)
Other...................................................    0.1      0.0      0.0
                                                          -----    -----    -----
Effective tax rate......................................    0.6%     0.1%     0.7%
                                                          =====    =====    =====



NOTE 11. EMPLOYEE PENSION AND RETIREMENT PLANS



     PENSION PLAN. The Company provides defined benefit pension plans that cover substantially all employees. The following tables provide a reconciliation of benefit obligations, plan assets, and funded status of the plans for the years ended December 31 (in thousands):



                                                               1997       1998
                                                              -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................  $48,756    $56,286
Service cost................................................    2,941      3,668
Interest cost...............................................    3,522      4,046
Actuarial loss..............................................    4,130      5,640
Benefits paid...............................................   (3,063)    (2,917)
                                                              -------    -------
Benefit obligation at end of year...........................  $56,286    $66,723
                                                              =======    =======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............  $49,727    $57,635
Actual return on plan assets................................    9,471      9,341
Benefits paid...............................................   (3,063)    (2,917)
Employer contributions......................................    1,500
                                                              -------    -------
Fair value of plan assets at end of year....................  $57,635    $64,059
                                                              =======    =======
Funded Status...............................................  $ 1,349    $(2,664)
Unrecognized net actuarial loss.............................      855      1,287
Unrecognized prior service cost.............................      776        668
                                                              -------    -------
Prepaid (Accrued) benefit cost..............................  $ 2,980    $  (709)
                                                              =======    =======

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     The components of the Company's pension cost were as follows for the years ended December 31 (in thousands):



                                                     1996       1997       1998
                                                    -------    -------    -------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost......................................  $ 2,419    $ 2,941    $ 3,668
Interest cost.....................................    3,388      3,522      4,046
Expected return on plan assets....................   (3,507)    (3,817)    (4,342)
Amortization of prior service cost................      108        108        108
Recognized actuarial loss.........................      436        169        208
                                                    -------    -------    -------
Net periodic benefit cost.........................  $ 2,844    $ 2,923    $ 3,688
                                                    =======    =======    =======



     The following assumptions were used in accounting for the Company's pension plan as of December 31:



                                                             1996    1997    1998
                                                             ----    ----    ----
Weighted average discount rate.............................  7.5%    7.0%    6.75%
Rate of increase in compensation levels....................  5.0%    5.0%    5.0%
Expected long-term rate of return on plan assets...........  8.5%    8.5%    8.5%



     THRIFT AND PROFIT SHARING PLAN. The Company sponsors an employee thrift and profit sharing plan under section 401 of the Internal Revenue Code. This plan covers substantially all full-time employees. The Company matches employee contributions of up to six percent of compensation at rates ranging from 35 to 100 percent, depending upon the Company's financial performance. Amounts charged to expense were $2.6 million during 1996, $3.9 million during 1997, and $2.9 million during 1998.



     The Company matched 100% for the year ended 1996 and 1997 and 70% for the year ended 1998. Approximately 725 employees were added to the plan during the fourth quarter of 1996 as a result of the October 18, 1996 acquisition in the Southern United States.



     OTHER BENEFIT PLANS. Certain executives and key employees of the General Partner participate in incentive benefit plans established by the General Partner which provide for the granting of Units and/or cash bonuses upon meeting performance objectives. See Note 12 to Notes to Combined Financial Statements.



NOTE 12. UNIT-BASED COMPENSATION PLANS



     Effective October 1, 1993, the General Partner established a Long-Term Incentive Plan, and on January 1, 1994, a Key Employee Long-Term Incentive Plan (collectively "the 1994 Plans"). The 1994 Plans authorized the granting of up to 2,500,000 Unit Appreciation Rights ("UARs") to certain executives and key employees (collectively "participants") of the General Partner. When any of five Unit Value Targets ("UVTs") established by the 1994 Plans were met through a combination of Unit market appreciation plus Partnership cash distributions ("Total Unitholder Return"), a percentage of the UARs was triggered and Units were credited to the participants' accounts. In general, each successive UVT is met when Total Unitholder Return over the life of the plan equals or exceeds approximately 15% compounded annual growth. Units in participants' accounts earn additional Units

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



equal to the amount of any subsequent partnership distribution. The performance period under the 1994 Plans during which UVTs may be met ended December 31, 1998, at which time all earned Units vested. Costs incurred by the General Partner in administering and funding the 1994 Plans were borne by the Partnership.



     On April 17, 1998, the fifth and final target under the 1994 Plans was met. As a result of meeting all five targets, participants' accounts were credited with 902,866 Units, net of forfeitures. Total compensation expense for the 1994 Plans was $27.3 million, of which $3.9 million was recognized in 1996, $7.8 million was recognized in 1997, and $13.3 million was recognized in 1998. Approximately 70% of the Units were distributed during the first quarter of 1999, with the remainder being distributed subsequent to the participants separation from the Company.



     Effective April 18, 1998, the General Partner established a new Long-Term Incentive Plan and a new Key Employee Long-Term Incentive Plan, (collectively "the 1998 Plans") with terms similar to the previously adopted 1994 Plans. The 1998 Plans authorize granting up to 1,175,000 UARs to certain executives and key employees (collectively "participants"). The performance period under which UARs may be earned ends December 31, 2003. Earned Units generally vest at the end of the performance period. Costs incurred by the General Partner in administering and funding the 1998 Plans are borne by the Partnership.



     Under the 1998 Plans, the General Partner has granted 1,163,500 UARs, net of forfeitures, to participants which could result in 1,163,500 Units being earned over the life of the 1998 Plans if all targets were met. As of December 31, 1998 no UVTs had been achieved under the 1998 Plans. Accordingly, no compensation cost has been recognized in the Combined Statement of Income.



     The Company applies APB 25 in accounting for the 1994 and the 1998 Plans. In general, under APB 25 no compensation expense is recognized until a UVT is met. Effective January 1, 1996, SFAS 123 encouraged adoption of fair value-based method for valuing the cost of stock-based compensation. Under SFAS 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the plan's performance period. However, SFAS 123 allowed companies to continue to apply the principles of APB 25 in recognizing expense and disclose pro forma net earnings and earnings per share in accordance with SFAS 123. Furthermore, since most of the grants under the 1994 Plans were granted prior to the effective date of SFAS 123, pro forma disclosure is only required with respect to grants made after December 31, 1994. Had compensation expense for the Company's Unit-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per Unit would have been as follows (in thousands, except per unit):



                                                    1996        1997       1998
                                                  --------    --------    -------
Net Income:
  As reported...................................  $223,599    $111,696    $75,436
  Pro forma.....................................   223,624     111,992     75,407
Net Income per Unit:
  As reported...................................  $   4.71    $   1.72    $   .90
  Pro forma.....................................      4.71        1.73        .90

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     The effect of applying SFAS 123 for the pro forma disclosures are not representative of the effects expected on reported net income and net income per Unit in future years, since the disclosures do not reflect compensation expense for UARs granted prior to 1995. In addition, UAR valuations are based on highly subjective assumptions about the future, including Unit price volatility.



     The Company used the Monte Carlo path dependent model to determine the fair value of UAR grants. The following tables summarize UAR grants and assumptions applied in determining pro forma compensation expense under the 1994 and 1998 Plans for the years ended December 31:



                                              1996           1997           1998
                                           -----------    -----------    -----------
1994 PLANS
UARs Granted.............................       90,601         22,533         16,333
Weighted-average fair value of UARs
  granted................................        $6.02          $4.64         $13.98
Risk-free interest rate..................        6.00%          6.28%          5.25%
Expected dividend yield..................        7.50%          7.40%          6.20%
Expected life of UARs granted............   2.17 years     1.67 years     0.83 years
Expected Unit price volatility...........        23.2%          18.2%          24.3%



                                                                            1998
                                                                         -----------
1998 PLANS
UARs Granted.............................                                  1,163,500
Weighted-average fair value of UARs
  granted................................                                     $12.25
Risk-free interest rate..................                                      5.70%
Expected dividend yield..................                                      7.13%
Expected life of UARs granted............                                 5.67 years
Expected Unit price volatility...........                                      24.7%



     Under the 1994 Plans, if all five targets were met one UAR is converted into approximately one-half Unit. Under the 1998 Plans, if all five targets were met one UAR is converted into one Unit.



     Effective January 1, 1994, the General Partner established a Management Incentive Plan ("MIP") for certain executives of the General Partner. An annual bonus of up to 100% of the respective executive's base salary may be awarded if certain performance objectives established by the General Partner are met by the Company and by the executive. One-half of the bonus will be paid annually in cash and the remaining half will be converted into Units at fair market value and will be distributed at the end of three years. Units in executives' accounts will earn additional Units equal to the amount of any subsequent Partnership cash distributions. Costs incurred in administering and funding the MIP have been borne by the General Partner.



NOTE 13. RELATED-PARTY TRANSACTIONS



     The General Partner has overall responsibility for the management of the Company. The General Partner has a two percent general partner interest in the income and cash distributions of the Partnership, subject to certain adjustments, and owns a two percent interest in Manufacturing and a four percent interest in Marketing. The Company reimburses the General Partner for the actual costs of administering its businesses. Amounts reimbursed to the General Partner for such costs were $5.7 million for the year

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



ended December 31, 1996, $6.7 million for the year ended December 31, 1997, and $7.7 million for the year ended December 31, 1998.



     The Partnership is required under the Partnership Agreement to reimburse the General Partner for compensation costs related to the management of the Partnership, including the purchase of Units associated with the Unit-Based Compensation Plans discussed in Note 12 to Notes to Combined Financial Statements.



     The Partnership paid the General Partner $9.2 million for the purchase of 280,482 Units during 1997 and $2.4 million for the purchase of 89,780 Units during 1998. In January 1999, a final payment of $6.2 million was paid by the Partnership in connection with the funding of the 1994 Plans.



     Net income is allocated to the General Partner based on two percent of the Company's combined net income (adjusted for the incentive distribution), plus the incentive distribution, as provided by the Partnership Agreement. Incentive distributions paid were approximately $23.8 million in 1996, $30.3 million in 1997, and $32.9 million in 1998.



     Certain conflicts of interest could arise as a result of the relationships described above. The Board of Directors and management of the General Partner have a duty to manage the Company in the best interests of the Unitholders and, consequently, must exercise good faith and integrity in handling the assets and affairs of the Company. Related non-interest bearing receivables and payables between the General Partner and the Company are settled in the ordinary course of business. The Company had receivables from the General Partner of $138,502 as of December 31, 1997 and $507,978 as of December 31, 1998.



NOTE 14. COMMITMENTS AND CONTINGENCIES



     A portion of the Company's log requirements is acquired through contracts with public and private sources. Except for required deposits, no amounts are recorded until such time as the Company harvests the timber. The unrecorded amounts of those contract commitments were approximately $15.8 million at December 31, 1997 and $10.8 million at December 31, 1998. During 1993, the Partnership entered into a log sourcing contract to sell logs to a customer over a ten-year period ending in 2003, based upon prevailing market rates. The Partnership has an annual commitment to supply pulpwood and residual chips to a customer for a 20-year period ending in 2016, based upon prevailing market rates. As part of the Maine Timberland Acquisition, the Partnership entered into a long-term fiber agreement to supply fiber to S.D. Warren Company's paper facility in Skowhegan, Maine at prevailing market prices. The fiber supply agreement with S.D. Warren Company expires in 2023 and may be extended for up to 15 additional years at the option of S.D. Warren Company.



     There are no contingent liabilities which would have a materially adverse effect on the financial position, the results of operations or liquidity of the Company.



     The Company is subject to regulations regarding harvest practices and is involved in various legal proceedings, including environmental matters, incidental to its business. While administration of current regulations and any new regulations or proceedings have elements of uncertainty, the General Partner believes that none of the pending legal proceedings or regulatory matters will have a materially adverse effect on the financial position, the results of operations or liquidity of the Company.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     The Company leases buildings and equipment under non-cancelable operating lease agreements. The Company's operating lease expense was $2.3 million for 1996, $2.9 million for 1997, and $3.2 million for 1998. The following summarizes the future minimum lease payments (in thousands):



1999........................................................  $ 3,335
2000........................................................    2,687
2001........................................................    2,197
2002........................................................    1,744
2003........................................................    1,546
Thereafter..................................................      657
                                                              -------
          Total.............................................  $12,166
                                                              =======



NOTE 15. SEGMENT INFORMATION



     The Company is organized into eight business units on the basis of both product line and geographic region. Each business unit has a separate management team due to different production processes and/or marketing strategies. In applying SFAS 131, these business units have been aggregated into five reportable segments based on similar long-term economic characteristics. The Company's reportable segments are: Northern Resources, Southern Resources, Lumber, Panel and Land Sales.



     The Cascades Resource unit, the Rockies Resource unit, and the Northeastern Resource unit are aggregated into the Northern Resources segment. The Northern Resources segment consists of timberlands in the Northwest and Northeastern United States. Northern Resources grows and harvests timber for sale in export markets, primarily Pacific Rim countries and Canada, and domestic markets, primarily Idaho, Maine, Montana, and Washington. The domestic market includes sawlog sales directly to the Lumber and Panel segments and to unaffiliated wood product manufacturers, as well as pulp logs and chips to third-party domestic pulp and paper manufacturers.



     The Southern Resources segment consists of timberlands located in the Southern United States. Southern Resources grows and harvests timber for sale in domestic markets, primarily Arkansas and Louisiana. Southern Resources' revenues are derived from sawlog sales to the Lumber segment and to unaffiliated domestic mills, as well as pulp logs and chips to third-party domestic pulp and paper manufacturers.



     The Northwest Lumber unit and the Southern Lumber unit are aggregated into the Lumber segment. The Lumber segment consists of eight manufacturing facilities in the Northwest and Southern United States. These facilities produce boards, studs, and dimension lumber targeted towards domestic lumber retailers, home construction, and industrial customers, and to a lesser extent, Pacific Rim countries and Europe. Residual chip products are sold to regional pulp and paper manufacturers.



     The Panel segment consists of two plywood and one MDF manufacturing facilities located in the Northwest United States. These facilities produce high-quality panels that are primarily targeted towards domestic industrial customers, such as boat, recreational vehicle, furniture and door manufacturers, and to a lesser extent, Pacific Rim countries, Canada and Europe. Residual chip products are sold to regional pulp and paper manufacturers.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     The Land Sales segment consists of timberlands in the various resource units that have been identified from time-to-time as having a higher and better use than forest management, such as for recreational or conservation purposes.



     A plywood manufacturing facility in the Southern United States and a chip facility in the Northwest United States are included in "Other." The plywood facility was permanently closed and the chip facility was sold in 1998.



     The accounting policies of the segments are substantially the same as those described in Note 1 to Notes to Combined Financial Statements. For segment purposes, however, inventories are stated at the lower of average cost or market on the first-in, first-out ("FIFO") method. Segment data includes external revenues, intersegment revenues and operating income, as well as export revenues and depreciation, depletion, and amortization. The Company evaluates performance and allocates capital to the segments based on operating income before: other gains and losses, interest, unallocated corporate expenses, and taxes. Asset information by reportable segment is not reported, as the Company does not produce such information internally. The table below presents information about reported segments (in thousands):



                                                  NORTHERN    SOUTHERN                           LAND
                                                  RESOURCES   RESOURCES    LUMBER     PANEL      SALES     OTHER     TOTAL
                                                  ---------   ---------   --------   --------   -------   -------   --------
DECEMBER 31, 1996
External revenues...............................  $196,427     $ 7,115    $239,252   $138,947   $42,324   $ 9,676   $633,741
Intersegment revenues...........................   112,330      11,139                                               123,469
Export revenues.................................    53,111                  16,613      2,966                         72,690
Depreciation, depletion and amortization........    32,017       2,897      11,576      9,024                 156     55,670
Operating income................................   119,767       8,149      18,596      5,305    35,434    (1,682)   185,569
DECEMBER 31, 1997
External revenues...............................  $158,535     $54,780    $294,839   $149,618   $17,884   $49,915   $725,571
Intersegment revenues...........................   115,387      64,287                                               179,674
Export revenues.................................    41,003                  16,125      5,950                         63,078
Depreciation, depletion and amortization........    30,204      17,734      11,514     10,004                 678     70,134
Operating income................................    98,792      54,313      34,667      8,462    13,963    (1,152)   209,045
DECEMBER 31, 1998
External revenues...............................  $131,625     $68,800    $281,614   $154,640   $32,813   $29,878   $699,370
Intersegment revenues...........................   118,675      49,562                                               168,237
Export revenues.................................    23,197                   7,127      1,638                         31,962
Depreciation, depletion and amortization........    29,716      15,530      13,105     10,598                 274     69,223
Operating income................................    73,715      53,568       2,599     14,360    26,598    (2,247)   168,593
JUNE 30, 1999 (UNAUDITED)
External revenues...............................  $ 76,922     $25,880    $168,046   $ 84,643   $ 7,079             $362,570
Intersegment revenues...........................    51,291      20,608                                                71,899
Operating income................................    40,213      15,017      10,280     13,018     6,159               84,687



     Intersegment sales prices are determined quarterly, based upon estimated market prices and terms in effect at that time. Export revenues consist of log sales to Japan and Canada, as well as lumber and panel sales primarily to Canada and Mexico. No single customer provides more than 10% of the Company's revenue. The Company holds no long-lived foreign assets.

                        PLUM CREEK TIMBER COMPANY, L.P.

                (ALL AMOUNTS AS OF AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1998 AND 1999 ARE UNAUDITED)



     A reconciliation of total operating income to combined income before income taxes is as follows (in thousands):



                                                   DECEMBER 31,
                                          ------------------------------    JUNE 30,
                                            1996       1997       1998        1999
                                          --------   --------   --------   -----------
                                                                           (UNAUDITED)
Total segment operating income..........  $185,569   $209,045   $168,593    $ 84,687
Gain (Loss) on disposition of assets --
  net...................................   108,852     (1,223)      (805)        120
Interest expense -- net.................   (48,850)   (59,251)   (59,580)    (36,439)
Corporate and other unallocated
  expenses..............................   (20,581)   (36,795)   (32,255)     (6,986)
                                          --------   --------   --------    --------
Combined income before income taxes.....  $224,990   $111,776   $ 75,953    $ 41,382
                                          ========   ========   ========    ========



NOTE 16. SUBSEQUENT EVENTS



     On July 1, 1999, we converted to a real estate investment trust. See Note 2 of Notes to Combined Financial Statements.



     On August 4, 1999, we filed a registration statement on Form S-3 to register 7,000,000 shares of common stock. The registration statement relating to the securities has been filed with the Securities and Exchange Commission, but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. We intend to use the proceeds from the offering to reduce indebtedness under the Line of Credit and for general business purposes.



     Distributions declared and paid during 1999 are as follows:



   RECORD DATE     DISTRIBUTION DATE   AMOUNT PER UNIT/SHARE
-----------------  -----------------   ---------------------
February 12, 1999  February 25, 1999           $0.57
May 14, 1999       May 27, 1999                $0.57
August 13, 1999    August 26, 1999             $0.57

                                 PlumCreek Logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses (other than the SEC registration fee and NASD filing fee) are estimated.


SEC registration fee........................................  $ 57,894
NASD filing fee.............................................    21,325
Printing and engraving expenses.............................   150,000
Accountants' fees and expenses..............................    75,000
Attorneys' fees and expenses................................   250,000
Miscellaneous...............................................   105,781
                                                              --------
          Total.............................................  $660,000
                                                              ========


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Our certificate of incorporation limits the liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporate Law ("DGCL"), or (iv) for any transaction from which the director derived an improper impersonal benefit. If the DGCL is amended to further eliminate or limit the liability of directors, then the liability of a director, in addition to the aforementioned limitations on personal liability, will be limited to the fullest extent permitted by the amended DGCL.

     Our bylaws require us to indemnify our directors, officers and certain other parties in (i) suits or proceedings other than those by or in the right of us if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was illegal and (ii) suits or proceedings by or in the right of us if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of us except that with respect to this clause (ii), no such indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless the Court of Chancery or the court in which such action or suit was brought determines such person is fairly and reasonably entitled to indemnity.

     Our bylaws permit us to purchase and maintain insurance on behalf of directors, officers and certain other parties against any liability asserted against such person and incurred by such person in such capacity, whether or not we would have the power or the obligation to indemnify such person.

     It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to
Section 14 of the Securities Act of 1933.

ITEM 16. EXHIBITS.

     The following is a list of all exhibits filed as part of this registration statement on Form S-3, including those incorporated by reference.


  1.1*    Form of Underwriting Agreement.
  2.1     Amended and Restated Agreement and Plan of Conversion, dated as of July 17, 1998, by and among Plum Creek Timber Company,
          Inc., Plum Creek Timber Company, L.P. and Plum Creek
          Management Company, L.P. (Registration Statement on Form
          S-4, filed on January 28, 1999).
  2.2     Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, L.P., Plum Creek
          Acquisition Partners, L.P. and Plum Creek Timber Company,
          Inc. (Registration Statement on Form S-4, filed on January
          28, 1999).
  2.3     Agreement and Plan of Merger, dated as of July l7, 1998, by and between Plum Creek Timber Company, Inc. and Plum Creek
          Management Company, L.P. (Registration Statement on Form
          S-4, filed on January 28, 1999).
  4.1     Senior Note Agreement, dated May 31, 1989, 11 1/8% Senior
          Notes due June 8, 2007, Plum Creek Timber Company, L.P.
          (Form 10-Q, No. 1-10239, for the quarter ended June 30,
          1989). Amendment No. l, consent and waiver dated January l,
          1991 to Senior Note Agreement, dated May 31, 1989, 11 1/8%
          Senior Notes due June 8, 2007, Plum Creek Timber Company,
          L.P. (Form 8 Amendment No. 1, for the year ended December
          31, 1990). Amendment No. 2, consent and waiver dated
          September l, 1993 to the Senior Note Agreement (Form l0-K/A,
          Amendment No. l, for the year ended December 31, 1993).
          Amendment No. 3, Senior Note Agreement Amendment dated May
          20, 1994 (Form 10-K/A, Amendment No. l, for the year ended
          December 31, 1994). Senior Note Agreement dated May 31, 1996
          (Form 10-Q, No. 1-10239, for the quarter ended June 30,
          1996). Senior Note Agreement Amendment dated April 15, 1997
          (Form 10-Q, No. 1-10239, for the quarter ended September 30,
          1997). Senior Note Agreement Amendment effective July 1,
          1999 (Form 10-Q, No. 1-10239, for the quarter ended June 30,
          1999).
  4.2     Mortgage Note Agreement, dated May 31, 1989, 11 1/8% First
          Mortgage Notes due June 8, 2007, Plum Creek Manufacturing,
          Inc. (Form 10-Q, No. 1-10239, for the quarter ended June 30,
          1989). Amendment No. l, consent and waiver dated January 1,
          1991 to Mortgage Note Agreement, dated May 31, 1989, 11 1/8%
          First Mortgage Notes due June 8, 2007, Plum Creek
          manufacturing, Inc., now Plum Creek Manufacturing, L.P.
          (Form 8 Amendment No. 1, for the year ended December 31,
          1990). Amendment No. 2, consent and waiver dated September
          1, 1993 to the Mortgage Note Agreement (Form 10-K/A,
          Amendment No. 1, for the year ended December 31, 1993).
          Amendment No. 3, Mortgage Note Agreement Amendment dated May
          20, 1994 (Form 10-K/A, Amendment No. l, for the year ended
          December 31, 1994). Amendment to Mortgage Note Agreement
          dated June 15, 1995 (Form l0-Q, No. 1-10239, for the quarter ended September 30, 1995). Mortgage Note Agreement dated May
          31, 1996 (Form 10-Q, No. 1-10239, for the quarter ended June
          30, 1996). Mortgage Note Agreement Amendment dated April 15,
          1997 (Form 10-Q, No. 1-10239, for the quarter ended
          September 30, 1997). Mortgage Note Agreement effective July
          1, 1999 (Form 10-Q, No. 1-10239, for the quarter ended June
          30, 1999).

     4.3   Senior Note Agreement, dated August 1, 1994, 8.73% Senior Notes due August 1, 2009, Plum Creek Timber
           Company, L.P. (Form 10-K/A, Amendment No. l, for the year ended December 31, 1994). Senior Note
           Agreement Amendment dated as of October 15, 1995 (Form 10-K, No. 1-10239, for the year ended December
           31, 1995). Senior Note Agreement Amendment dated May 31, 1996 (Form 10-Q, No. 1-10239, for the quarter ended June 30, 1996). Senior Note Agreement Amendment dated April 15, 1997 (Form 10-Q, No. 1-10239, for the quarter ended September 30, 1997). Senior Note Agreement Amendment effective July 1, 1999
           (Form 10-Q, No. 1-10239, for the quarter ended June 30, 1999).
     4.4   Senior Note Agreement dated as of November 13, 1996, $75 million Series A due November 13, 2006, $25 million Series B due November 13, 2008, $75 million Series C due November 13, 2011, $25 million Series
           D due November 13, 2016 (Form 10-K, No. 1-10239, for the year ended December 31, 1996). Senior Note
           Agreement Amendment effective July 1, 1999 (Form 10-Q, No. 1-10239, for the quarter ended June 30,
           1999).
     4.5   Senior Note Agreement dated as of November 12, 1998, Series E due February 12, 2007, Series F due
           February 12, 2009, Series G due February 12, 2011 (Form 8-K and Form 8-K/A, No. 1-10239, dated
           November 12, 1998). Senior Note Agreement Amendment effective July 1, 1999 (Form 10-Q, No. 1-10239, for the quarter ended June 30, 1999).
     4.6   Form of Common Stock Certificate (Registration Statement on Form S-4, filed on January 28, 1999).
    5.l**  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain matters regarding the shares of
           Common Stock offered hereby.
    8.1**  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.
   23.1**  Consent of PricewaterhouseCoopers LLP.
   23.2**  Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in their opinions filed as Exhibits 5.1 and 8.1).
  24.1***  Power of Attorney.


-------------------------

  * To be filed by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference in this registration statement.


 ** Filed herewith.


*** Previously filed.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3, and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 19th day of October, 1999.


                                          PLUM CREEK TIMBER COMPANY, INC.


                                          By:      /s/ RICK R. HOLLEY


                                            ------------------------------------
                                                      Rick R. Holley,
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                         SIGNATURE                                TITLE                    DATE
                         ---------                                -----                    ----

                    /s/ RICK R. HOLLEY                        President and          October 19, 1999
    ---------------------------------------------------  Chief Executive Officer
                      Rick R. Holley                           and Director

                   /s/ DAVID D. LELAND*                   Chairman of the Board      October 19, 1999
    ---------------------------------------------------        and Director
                      David D. Leland

                  /s/ CHARLES P. GRENIER*                Executive Vice President    October 19, 1999
    ---------------------------------------------------        and Director
                    Charles P. Grenier

                   /s/ WILLIAM R. BROWN*                 Executive Vice President    October 19, 1999
    ---------------------------------------------------    and Chief Financial
                     William R. Brown                       Officer (Principal
                                                         Accounting and Financial
                                                                 Officer)

                   /s/ IAN B. DAVIDSON*                          Director            October 19, 1999
    ---------------------------------------------------
                      Ian B. Davidson

                   /s/ JOHN G. MCDONALD                          Director            October 19, 1999
    ---------------------------------------------------
                     John G. McDonald

                  /s/ HAMID R. MOGHADAM*                         Director            October 19, 1999
    ---------------------------------------------------
                     Hamid R. Moghadam

                 /s/ WILLIAM E. OBERNDORF*                       Director            October 19, 1999
    ---------------------------------------------------
                   William E. Oberndorf

                         SIGNATURE                                TITLE                    DATE
                         ---------                                -----                    ----
                 /s/ WILLIAM J. PATTERSON*                       Director            October 19, 1999
    ---------------------------------------------------
                   William J. Patterson

                    /s/ JOHN H. SCULLY*                          Director            October 19, 1999
    ---------------------------------------------------
                      John H. Scully

    * By Rick R. Holley, attorney-in-fact
      pursuant to a Power of Attorney previously filed.


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